RENEWAL ANNUAL INFORMATION FORM

of

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1J1
Tel: 604-681-8371
Fax: 604-681-6209
E-mail: info@bemagold.com

for the year ended December 31, 2004

March 31, 2005

There are risks associated with investing in the issuer (see page 14.)

If this AIF or any other document in the issuer's continuous disclosure record contains a misrepresentation, investors have the right to sue for damages (see page 103).

No securities regulatory authority has determined that this document is accurate or adequate.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

"Ag":	Silver

"AIM"	AIM market operated by the London Stock Exchange plc

"AMEX":	American Stock Exchange

"Au":	Gold

"Bema" or the "Company":	Bema Gold Corporation and where the context dictates any or all of its direct and indirect subsidiaries

"Cdn$":	Canadian dollar

"call option":
An option contract that gives the holder the right to buy a certain quantity of an underlying security or commodity from the writer/granter of the option, at a specified price (the strike price) up to a specified date (the expiration date)

"Chilean IVA":	A 19% sales tax on all goods and services in Chile, called IVA (Impuesto al Valor Agregado)

"Common Shares":	The common shares without par value in the capital of the Company, as such capital is presently constituted

"Cu":	Copper

"cut-off grade":
Deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral resource or reserve calculations and below which the material is considered waste. May be either an external cut-off grade; which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cut-off grade which refers to the minimum grade required for blocks of mineralization present within the confines of a deposit to be included in resource or reserve estimates

"DME":	Department of Mineral and Energy Affairs, Republic of South Africa

"deposit":
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical, and economic factors have been resolved

"dore":	An unrefined bar of bullion containing an alloy of gold, silver and impurities.

"forward sales contract":	A contract obligating one party to buy and another other party to sell a financial instrument, equity, commodity or currency at a specific future date

"GBP":	Pounds sterling, the currency of the United Kingdom

"g/tonne" or "g/t":	Grams per metric tonne

"gold equivalent":	Silver converted to equivalent ounces of gold using a conversion ratio that is dependent on gold and silver prices and recoveries

"ha":	Hectares

"heap leaching":
A method of gold extraction in which mineralized material is heaped on an impermeable pad and diluted sodium cyanide solution is applied to the material. The gold is dissolved out of the material as the solution percolates down through the heap, the pregnant solution is collected from below the heap and the gold is precipitated from the pregnant solution in vessels or columns containing activated carbon or zinc powder

"inferred mineral resource":
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"indicated mineral resource":
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"LIBOR":	London Inter Bank Offered Rate

"long hole stoping":
A mining method involving drilling of long holes (up to 30 metres) into the orebody and then blasting a slice rock into an open chamber. The broken rock is then extracted leaving the chamber free for the next round of blasting

"Ml":	Megalitres

"m":	metre

"mts":	Million tonnes

"Mt/a"	million tonnes per annum

"measured mineral resource":
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mineral reserve":
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

"mineral resource":
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio- economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable

"mineralization":	A natural aggregate of one or more metallic minerals

"ore":	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated

"oz/ton":	Troy ounces per short ton

“ozt”:	Troy ounces

"porphyritic":	Rock texture in which one or more mineral has a larger grain size than the accompanying minerals

"porphyry deposit":	A disseminated and stockworked, veined mineral deposit closely associated with felsic intrusives

"preg robbing":
When leaching ore, a dilute cyanide solution is used to dissolve the gold to produce a “pregnant solution”. When carbon mineralization is present in the ore it may have the ability to re-absorb some of the gold from the pregnant solution. This process is referred to as “preg robbing”

"preliminary feasibility study"
A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, where an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical engineering, legal, operating and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve

”probable mineral reserve":
The economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"proven mineral reserve":
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"put option":
An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date). Also called a “put”

"Qualified Person":	An individual who, in accordance with National Instrument 43-101:
(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
(b) has experience relevant to the subject matter of the mineral project and the technical report; and
(c) is a member or licensee in good standing of a recognized professional association

"QA/QC"	Quality Assurance/Quality Control - methods of assuring that assaying and geochemical analysis is done accurately and with precision

"RoM":	Run of mine

"SAMREC"	South African Code for Reporting Mineral Resources and Reserves

"stockwork":	Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

"SD":	Standard deviation - a statistical term defined as the square root of the variance which is the average squared difference of observed values from their mean

"stripping ratio":	The ratio of waste material to ore that is experienced in open pit mining an orebody

"tpm":	Tonnes per month

"TSX":	Toronto Stock Exchange

"TSX-V":	TSX Venture Exchange

"US$":	United States dollar

" veld":	Open grassland in South Africa

"ZAR" or "Rand":	South African Rand, the currency of the Republic of South Africa

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Discussion and Analysis

The consolidated financial statements for the Company for the year ended December 31, 2004, together with the accompanying auditors’ report thereon and Management Discussion and Analysis are incorporated by reference and form part of this renewal annual information form (the “Annual Information Form”). All such documents are available under the Company's name at www.sedar.com.

Currency and Metric Equivalents

Effective January 1, 1996, the United States dollar was adopted as the reporting currency and currency of measurement of the Company. The Company frequently raises equity financing in Canadian dollars (“Cdn$”) and, as a result of the 2003 acquisition of the Petrex Mines in South Africa, the Company is also exposed to the currency fluctuations of the Rand. All dollar amounts in this Annual Information Form are expressed in United States dollars unless otherwise indicated. For comparison purposes, the December 31, 2004 closing rate of 5.6153 ZAR to the US dollar was used to convert ZAR to US dollars unless otherwise noted.

The following table sets forth the Canadian dollar expressed in United States dollars and the United States dollar expressed in South African Rand at the end of each year and the average, high and low exchange rates during the year indicated.

For the year ended December 31
	2004		2003		2002
	ZAR/	US$/	ZAR/	US$/	ZAR/	US$/
	US$	CDN$	US$	CDN$	US$	CDN$

Closing	5.6153	0.8319	6.5863	0.7713	8.5850	0.6339

Average	6.4179	0.7683	7.5303	0.7135	10.5176	0.6368

High	5.5880	0.8514	6.2263	0.7789	8.5850	0.6654

Low	7.2663	0.7141	9.0313	0.6338	12.4700	0.6179

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial information are summarized in Note 18 of the notes to the consolidated financial statements of the Company for the fiscal year ended December 31, 2004.

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

Acres	Hectares	0.404686

Feet	Metres	0.30480

Miles	Kilometres	1.609344

Tons	Tonnes	0.907185

ounces (troy)	Grams	31.1035

To convert from Imperial	To metric
1 mile =	1.609 kilometres
1 yard =	0.9144 metre
1 acre =	0.405 hectare
1 U.S. gallon =	3.785 litres
1 barrel =	35 Imperial gallons or 42 U.S. gallons
2,204 pounds =	1 tonne (metric)
2,000 pounds/1 short ton =	0.907 tonnes
1 ounce (troy)/ton =	34.2857 grams/tonne
1 Imperial gallon =	4.546 litres

Forward-Looking Statements/Reserves

Certain of the statements made and information contained in this Annual Information Form and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company's plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, which involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of a feasibility study, political risks involving operations in Russia, Chile, South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing on a timely basis and other risks and uncertainties, including those described under Risks Factors in this Annual Information Form as well as in the Management's Discussion and Analysis incorporated by reference into this Annual Information Form. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements in this report include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, and the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company's properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's disclosure filed with the securities regulatory authorities. Readers are advised not to place undue reliance on forward-looking statements.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM. These definitions differ from the definitions adopted by the United States Securities and Exchange Commission ("SEC") in Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "mineral resource" "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ITEM 1: CORPORATE MATTERS

Name and Incorporation

The Company was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988.

On July 19, 2002, following shareholder approval, the Company elected to continue its corporate jurisdiction as a federal corporation under the Canada Business Corporations Act (“CBCA”) and ceased to be a British Columbia company. On July 19, 2002 as part of the continuance under the CBCA, the Company’s constating documents were amended to increase the authorized capital from 300,000,000 common shares without par value to an unlimited number of common shares without par value. On April 16, 2003, the By-Laws of the Company were amended by resolution of the Board of Directors to remove staggered terms for the election of directors and to have the directors resign each year and stand for re-election at the Company’s annual general meeting of shareholders.

The registered office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222,Vancouver, British Columbia, V7X 1L2 and its head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company also has offices in Hamilton, Bermuda; Bridgetown, Barbados; Santiago, Chile; Magadan, Russia; and Johannesburg, South Africa.

Intercorporate Relationships

The Company presently carries on its material business operations in large part through the following principal subsidiaries and other investee companies:

	Jurisdiction of	% Owned Directly or
Name	Incorporation	Indirectly by Bema(1)
Bema Gold (Bermuda) Ltd.	Bermuda	100%
BGO (Bermuda) Ltd.	Bermuda	100%
Minera Bema Gold (Chile) Limitada	Chile	100%
Compania Minera Maricunga	Chile	50%
Compania Minera San Damian	Chile	100%
Compania Minera Casale	Chile	24%
Bema Gold (US) Inc.	Nevada	100%
Arian Resources Limited	Barbados	100%
Omsukchansk Mining and Geological Company ("OMGC")	Russia	79%
Consolidated Puma Minerals Corp.	British Columbia	55%(2)
Victoria Resource Corporation	British Columbia	33%(2)
Consolidated Westview Corporation	British Columbia	44%(3)
White Ice Ventures Limited	British Virgin Islands	100%
Kupol Ventures Limited	Cyprus	100%
Chukotka Mining & Geological Company ("CMGC")	Russia	40%(4)
EAGC Ventures Corp.	Ontario	100%
Chimera Mines and Minerals Corp.	Cayman Islands	100%
Bema South Africa (Pty) Ltd.	South Africa	100%
Petrex (Proprietary) Ltd. ("Petrex")	South Africa	100%

(1)	As of March 22, 2005.
(2)	Publicly traded on the TSX-V.
(3)	Publicly traded on the NEX Board of the TSX-V.
(4)	Bema has the option to acquire up to 75%.

The Company's principal mineral properties, Julietta, Petrex, Refugio, Aldebaran/Cerro Casale and Kupol, are held through the following principal subsidiaries:

(1)	Remaining 50% held by Kinross Gold Corporation.
(2)	51% held by Placer Aldebaran (Caymans) Limited, 25% held by Arizona Star Resources (Bermuda) Limited.
(3)	Remaining 21% held by Russian shareholders of OMGC.
(4)	Bema has option to acquire up to 75% interest. The remaining interest is held by the Government of Chukotka, a region in Russia.
(5)	Held through a number of wholly-owned South African subsidiaries.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada. The Company's principal assets are: its two operating gold mines, the 79% owned Julietta Mine in Russia and the 100% owned Petrex Mines in South Africa; as well as its 50% interest in the Refugio Mine in Chile expected to recommence production in the second quarter of 2005; its 24% interest in the Aldebaran property in Chile which includes the large development stage Cerro Casale gold-copper deposit; and its right to acquire up to a 75% interest (40% held currently) in the Kupol property, a development stage gold-silver deposit in Russia. The Company’s growth strategy is to increase gold production through the advancement of existing development projects and to seek other exploration and development acquisitions that can be readily financed in current market conditions. The following is a discussion of the general development of the Company's business, particularly over the last three years, and the major events or conditions that have influenced that development. For further information please refer to "Narrative Description of the Business".

The Company’s 50% owned Refugio Mine, an open pit, heap leach gold mine in Chile is held in a joint venture with Kinross Gold Corporation ("Kinross"), through jointly owned Compania Minera Maricunga (“Maricunga”) with Kinross as the operator. In 2001 the joint venture agreed to cease active mining operations due to a low gold price and a requirement for significant additional capital to build new leach pads. Maricunga has continued residual leaching of the leach pads and the resulting gold revenues have been used to offset holding costs. In November 2003 the joint venture approved a recommencement of mining operations at the Refugio Mine based on higher gold prices and a successful drilling program that expanded proven and probable reserves, resulting in an extended nine year mine life. Completion of a construction retrofit and recommencement of active mining at the Refugio Mine is scheduled for the second quarter of 2005. See "Narrative Description of the Business - Development Projects, Refugio Property, Chile".

The Aldebaran Property/Cerro Casale deposit is held by Compania Minera Casale ("CMC"), a Chilean contractual mining company owned indirectly by the Company (24%), Placer Dome Inc. ("Placer Dome") (51%) and Arizona Star Resource Corp. ("Arizona Star") (25%). Under a shareholders' agreement dated January 28, 1998, as amended and restated (the "Shareholders' Agreement"), Placer Dome holds its 51% interest subject to certain ongoing requirements. Placer Dome can maintain its 51% interest by arranging up to $1.3 billion of project financing and commencing construction of the mine. In 2003, improving metals prices led Placer Dome to commission an update to the feasibility study on the Cerro Casale deposit which was previously completed in 2000 (the "2000 Feasibility Study"). By the terms of the Shareholders’ Agreement, Placer Dome is required to provide certificates on a quarterly basis regarding the financeability of the project. On September 28, 2004 the CMC shareholders, Placer Dome, Bema and Arizona Star agreed on certain amendments to the Shareholders’ Agreement and, as a result, Placer Dome issued a certificate confirming that it was seeking to arrange financing for the Cerro Casale project on the basis contemplated in the Shareholders’ Agreement. CMC is now in discussions with potential lenders and examining a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development. See "Narrative Description of the Business - Development Projects, Aldebaran Property, Chile".

Gold and silver production at the Company’s 79% owned Julietta Mine, an underground gold-silver mine in Russia, commenced in September, 2001 and commercial production was achieved effective December 1, 2001. The Julietta Mine has now completed three full years of operation. See "Narrative Description of the Business - Operating Mines, Julietta Gold Mine, Russia".

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver property. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December, 2002) and expending a minimum of $5 million on exploration on the Kupol property by December, 2003 (expended); (ii) a further 10% interest by paying $12.5 million by December, 2003 (completed); (iii) an additional 10% interest by paying $10 million in cash and expending an additional $5 million on exploration by December, 2004 (completed); and (iv) the final 35% interest by completing a bankable feasibility study and paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of completion of a feasibility study). Within 12 months of completion of the feasibility study, the Company is required to draw down the required financing and commence mine construction, subject to certain conditions. Upon commencement of mine construction, the Company must pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. The Company also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it will pay a finder’s fee in the aggregate amount of up to $1.35 million, in cash or shares at the Company’s election, of which $550,000 has been paid to date by the issuance of 221,203 Common Shares of the Company. The Company has been actively exploring the Kupol project and is fast tracking the project towards a planned 2008 commencement of production, subject to completion of feasibility studies, permitting and arrangement of the required financing. See "Narrative Description of the Business - Development Projects, Kupol Gold and Silver Project, Russia".

On February 14, 2003, the Company completed a business combination by way of plan of arrangement (the “Arrangement”) with EAGC Ventures Corp. (“EAGC”) whereby Bema acquired all of the issued and outstanding common share of EAGC, on the basis of one Common Share for each common share of EAGC. As a result, Bema now holds a 100% interest in the Petrex operating gold mines and related assets (the "Petrex Mines") owned by Petrex (Pty) Limited (“Petrex”) in South Africa. On completion of the Arrangement with EAGC, the Company issued 62,854,305 Common Shares in exchange for the same number of issued and outstanding EAGC shares, assumed 25,361,750 EAGC share purchase warrants (now exercisable into the same number of Common Shares) and exchanged 1,250,000 stock options of EAGC for a like number of Bema stock options. See Narrative Description of the Business - Operating Mines, Petrex Mines, South Africa".

EAGC had acquired the South African gold mining assets of Petra Mining Ltd. (“Petmin”) through the purchase of all of the issued and outstanding shares and debt of Petmin’s wholly owned subsidiary Petrex in October, 2002. The purchase price paid by EAGC to Petmin for the acquisition totaled $67 million. In order to complete the $67 million acquisition of Petrex, EAGC completed a $40 million equity financing and arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. On completion of the Arrangement, the two loan facilities remained with Bema South Africa (Pty.) Ltd., a wholly owned subsidiary of EAGC. The Company has not guaranteed the loan facilities, although as part of the agreement reached with the Petrex project loan lenders discussed below, it has recently agreed with the lenders to guarantee the payment of interest amounts under these facilities until December 31, 2005. See "Material Contracts".

Petrex was, at December 31, 2003 and throughout 2004, not in compliance with several of its loan covenants, which included covenants to maintain certain financial ratios. As a result, the entire outstanding balances of the Petrex project loan and Rand denominated working capital facility, as at September 30, 2004, were required to be classified as current liabilities in Bema’s financial statements. The Petrex project debt facilities are non-recourse to Bema. In connection with this situation, Bema reached agreement with the Petrex project loan lenders during the fourth quarter of 2004 regarding amendments to put the loan in good standing and is currently working on completing final documentation. The lenders have agreed to provide all the necessary waivers for covenant non-compliance and to defer the next scheduled loan payment to March 2006. In return, Bema has agreed to fund Petrex operating cash shortfalls from October 2004 to a maximum of $5 million and to guarantee all debt interest payments to the end of 2005. As a result, the total amount of the Petrex outstanding debt has been classified as a long-term liability at December 31, 2004. During the third quarter of 2004, Petrex closed out certain Rand-denominated, gold put option contracts maturing between October 2005 and December 2008 for a total cash consideration of $15.1 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the put options. The remaining $11.7 million was applied to the project loan balance of $24 million to reduce the amount outstanding to approximately $12.3 million at December 31, 2004. In addition to the project loan, also outstanding is the Rand denominated working capital facility which totaled approximately $7.9 million as at September 30, 2004 ($9 million as at December 31, 2004). The decision to close out some of the put option contracts was based on Bema’s desire to reduce the Petrex debt and on management’s belief that the Rand should weaken in the future which would greatly reduce the benefit of the Rand-denominated, gold put options (e.g., at a gold price of $420 per ounce and a Rand exchange rate of 7.4 Rand to the U.S. dollar, the put options would have little value).

Endeavour Financial Corporation ("Endeavour") acted as a financial advisor for the Company and EAGC on the Arrangement. Pursuant to an advisory agreement dated June 27, 2001 as amended (the “Advisory Agreement”) between the Company and Endeavour, the Company was required to pay to Endeavour a fee (the “Milestone Fee”) of $100,000 upon the entering into of a letter agreement between Bema and EAGC with respect to the Arrangement. In connection with the Milestone Fee, the Company issued to Endeavour a convertible promissory note dated January 10, 2003 convertible into a maximum of 82,590 Common Shares at a conversion price equal to $1.2108 per share. In addition, pursuant to the Advisory Agreement the Company was required to pay to Endeavour a success fee (the “Success Fee”) equal to 1% of the value of the Common Shares issued in connection with the Arrangement. Further, under the terms of a financial advisory agreement dated June 11, 2002, between EAGC and Endeavour, EAGC was required to pay to Endeavour a fee (the “EAGC Fee”) equal to 2% of the value of the Common Shares issued in connection with the Arrangement. As part of the Arrangement, the Company agreed to assume and satisfy the payment of the EAGC Fee. In satisfaction of the Success Fee and the EAGC Fee, on February 14, 2003, the Company issued to Endeavour two convertible promissory notes in the principal amounts of $760,145 and $1,620,289, respectively. The Success Fee note and the EAGC Fee note were convertible into a total of 622,355 and 1,326,583 Common Shares, respectively, at a conversion price equal to $1.2214 per share and were subsequently fully converted. Mr. R. Stuart Angus, a director of the Company, is Manager of Mergers and Acquisitions for Endeavour (as of November 1, 2003). See "Interest of Management and Others in Material Transaction".

On December 21, 2004 Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange each Arizona Star share for 1.85 shares of Bema. The offer values each Arizona Star Share at Cdn$7.01 based on the December 20th closing price of the Arizona Star shares on the TSX-V, and the Common Shares on the TSX, representing a premium of 37.9% based on the volume-weighted average trading price for both companies for the 20 trading days ended December 20th of Cdn$5.5033 (Arizona Star) and Cdn$4.1014 (Bema). Bema currently owns approximately 5% of the common shares of Arizona Star. The takeover bid will not be subject to a minimum tender condition. Bema intends to mail a takeover bid circular to Arizona Star shareholders in the second quarter of 2005 with an expiry date 36 days thereafter

In 2005, the Company will be focusing on continuing to expand the existing resource and reserves at the Julietta mine property (see “Julietta Gold Mine, Russia”), optimizing the mining and processing operations at the Petrex Mines with a view to reducing operating costs (see “Petrex Mines, South Africa) and recommencing active mining and gold production at the Refugio mine (see “Refugio Property, Chile”). Bema also intends to aggressively advance exploration and feasibility work on the Kupol property, and to continue site development and equipment procurement in preparation for completion of a feasibility study and, subject to financing and permitting, planned commencement of mine construction in 2005 (see "Kupol Gold and Silver Project, Russia"). In addition, Bema will continue to work with Placer Dome to structure financing for the development of the Cerro Casale project (see "Aldebaran Property, Chile"). See also "Narrative Description of the Business - Exploration Properties".

The Company's material property interests are described in more detail under Item 3 below.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Bema's operations and industry which may have a material impact on, or constitute risk factors in respect of, Bema's future financial performance and are generally beyond the control of Bema.

Gold Price Volatility

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.

The profitability of the Company's operations is directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of the Company's operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, earnings and the Company's financial position. A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company's investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, earnings and the Company's financial position.

The Company's current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 50% of the Company's planned production for up to three years. Management is authorized to use any combination of spot, forward or spot deferred forward sales and put or call options. From time to time the Issuer uses derivative financial instruments to mitigate risks arising from commodity, interest rate and foreign exchange rate fluctuations. The effectiveness of certain derivative financial instruments in mitigating these risks may vary and consequently the Company’s reported results may be subject to significant volatility associated with the changes in fair value of such instruments. In addition, the timing of recognition of changes in the fair market value of these derivative instruments may not correspond with the timing of the realisation of the related risks being managed.

Production Estimates

The Company prepares estimates of future gold production for its various operations. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company's actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagants, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Each of these factors also applies to the Company's sites not yet in production and to operations that are to be expanded. In these cases, the Company does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

It is not unusual in new mining operations to experience unexpected problems during the start-up phases. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mine Development

The Company's ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral resource figures included herein have been carefully prepared by Bema, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations and Uninsured Risks

Bema's ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of Bema.

The business of gold mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Bema has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, Bema may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, Bema is not insured for environmental liability or earthquake damage, although operating mines have earthquake insurance on property and sudden and accidental pollution related third party liability coverage

Future Capital Requirements

As of December 31, 2004, the Company had cash and cash equivalents of approximately $87.1 million. The Company intends to use these funds together with future cash flow from operations to finance the cost of recommencement of production at the Refugio Mine, to fund its other planned exploration and development work and for general corporate purposes. The Company estimates that capital expenditures for 2005 will approximate between $175 million and $185 million, including $36 million for planned exploration. The Company does not currently have sufficient funds to carry out all its planned capital and exploration expenditures and will need to raise additional funds through either equity or debt in 2005.

The Company may have other capital or exploration funding requirements to the extent it decides to develop other properties or makes additional acquisitions. The Company may also encounter significant unanticipated liabilities or expenses. The Company’s ability to continue its planned exploration and development activities depends in part on its ability to generate free cash flow from its operating mines, each of which is subject to certain risks and uncertainties. The Company may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects. The Company has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Title Matters

Only a small number of the mineral tenures in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema's title to its mining interests.

While Bema has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Currency Fluctuations

Bema maintains its accounts in US dollars. Bema's operations in Chile, Russia and South Africa make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema's financial position and results. In 2004, the strength of the Rand relative to the US dollar materially adversely affected operating results at the Petrex Mines and for Bema overall.

Estimates and Assumptions Employed in the Preparation of Financial Statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in Notes 1 and 2 to its consolidated financial statements incorporated by reference herein. The Company's accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of mineral property, plant and equipment, and asset retirement obligations are critical accounting policies that are subject to estimates and assumptions regarding reserves, recovery rates, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories includes estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be deficient, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company's earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company's mineral property, plant and equipment are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be deficient, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company's earnings and net assets. In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, strengthening of the Rand currency, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company's earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. The Company's asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligations, management used a credit adjusted risk-free rate applicable to each geographic location. If these estimates of costs prove to be inaccurate, the Company could be required to increase its asset retirement obligation, which would reduce the Company's earnings.

Insurance Coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.

The Company's policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company's insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for many environmental losses or earthquake damage except that operating mines have earthquake insurance on property and sudden and accidental pollution related third party liability coverage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company's cash flows, results of operation and financial condition.

Foreign Countries and Environmental Regulatory Requirements

Bema's most important assets are located in Russia, South Africa and Chile and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

The mineral exploration activities of Bema are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business. Changes in these regulations or shifts in political attitudes are beyond the control of Bema and may adversely affect its business.

The Company’s current and potential mining and processing operations and exploration activities in Russia, Chile, South Africa and Canada are subject to various federal, state and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company uses hazardous chemicals such as dilute solutions of sodium cyanide in its heap leaching and other recovery processes and must operate in accordance with government regulated environmental standards. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

Russia

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in OMGC’s activities, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. OMGC’s right to exploit the Julietta licence area is subject to various reporting requirements. Environmental impact studies may be required for some operations, and significant fines and clean-up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Julietta Deposit Area Restrictions

Under the terms of applicable legislation and the terms of the Julietta licence, such licence may be terminated in whole or in part in certain circumstances if OMGC fails to discharge certain obligations.

Julietta Licence Matters

The Julietta licence confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta licence area. There are certain irregularities relating to the Julietta licence which may, if certain proceedings are instituted and are successful, adversely affect OMGC’s interest in the Julietta licence, including adverse changes to the terms of the Julietta licence (such as a possible reduction in the term of the Julietta licence) or the possible termination of the Julietta licence. OMGC has taken, and will continue to take, all available steps to protect its interest in the Julietta licence. Based on the documented support of various levels of the Russian government, OMGC believes that it is unlikely that OMGC’s interest in the Julietta licence will be impugned or materially adversely affected. However, the consequences of various irregularities affecting many Russian mineral properties, including those affecting the Julietta licence, are uncertain given the current political situation and uncertain legal environment in Russia. As well, there is a risk that the Russian governmental authorities may take arbitrary actions against licence holders, whether due to licence irregularities or otherwise.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance to Russia like mineral production will not be nationalized. In addition, the Magadan regional government’s current policy of encouragement of foreign investment may change, renationalization of the gold mining industry may occur, or other government limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter Russian laws regulating mineral concessions or other mineral rights could have a material adverse effect on OMGC. There can be no assurance that the assets of OMGC will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to OMGC the market value or value of the original investment.

Possible political or economic instability in the Russian Federation and the Magadan region may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience.

Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of OMGC. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Law on the Subsurface, the Licensing Regulations and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil.

There are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that OMGC has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to OMGC’s investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on OMGC.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of OMGC’s abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian Taxation Risks

Taxes payable by gold producers in Russia to federal, regional and local budgets include profit taxes, value added tax, tax for extracting minerals and other miscellaneous taxes. They include the following major taxes:

Profits tax - On January 1, 2002, the profit tax was reduced from 35% to 24%, of which 5% and 19% is currently payable to federal and regional budgets respectively. Russian legislation provides for certain exemptions from profits tax, which include charter capital contributions, transfer of funds free of charge from foreign investors to finance capital investments of production designation, conditional upon their use within one year of receipt, and free of charge transfer of assets to Russian company from its controlling shareholder (i.e. owner of more than 50% of the Russian company), conditioned upon restriction to transfer such assets to third parties within one year of receipt (except for transfer of monetary funds).

Value added tax (VAT) - As of January 1, 2004, the rate of VAT is reduced from 20% to 18% which is wholly transferable to the federal budget in the year 2005. VAT is also charged by custom authorities for the import of goods into the territory of Russia. The rates of import VAT are the same as the rates of VAT applicable to the sale of goods in Russia. The most important exemptions from import VAT include the import by foreign investors of technological equipment as charter capital contributions to a Russian company. Import VAT is offsettable once the goods are accounted for on the books of the recipient.

Miscellaneous taxes - There are also some other regional and local taxes and royalties, which, in particular, include property tax, transport tax, land tax and water tax. The current rate of tax for extracting minerals is 6% of the sales value for gold and 6.5% of the sales value for silver. The rate of these taxes may change, other taxes may be introduced and exceptions previously available or believed to be available may cease to be so or proved not to have been available, which in each case may have a material and adverse effect on the business of the Company.

In July 1999, the Law on Special Economic Zone of the Magadan Region came into force, in accordance with which companies registered in the territory of the Special Economic Zone (“SEZ”) are exempted from that part of all taxes which is transferred to the federal budget until the end of the year 2005. There is a difference of opinion on whether the tax exemptions provided by the above law are legal. The exemptions established by the Special Economic Zone Law, however, do not cover payroll taxes. Besides that, the above law establishes certain exemptions on payment of export and import customs duties. The Julietta Mine has benefited from the reduction in VAT to 8% on the importation of goods into Russia. Domestic goods purchased within the SEZ are currently subject to 18% VAT.

Restricted Rights to Sell Gold in Russia

Currently, under Russian legislation, the Federal Ministry of Finance (Gokhran) and regional authorities (regional funds for precious metals) have a preferential right to purchase gold and silver bullion bars directly and/or from the producers of precious metals. In the case of sales by producers to the Ministry of Finance (Gokhran) and/or regional authorities, such state agencies buy at prices that are based on international market prices. It should, however, be noted that usually there are serious delays in payment for domestic sales where the State is involved. In the case where entities that have a first priority right have not used such right, producers may sell gold and silver bars in Russia only to Russian authorized banks. The Company has obtained waivers from Gokhran in the past and believes it will continue to do so in the future regarding Gokhran's rights to purchase precious metals produced by the Julietta Mine during the term of the existing project loans.

In addition to selling gold and silver bars on the domestic Russian market and provided that the above noted first priority right is waived annually, producers may export their gold and silver bullion bars through Russian authorized banks and/or directly to offshore purchasers.

Up to mid-July 2002, the Company sold gold to authorized Russian banks without any delays or problems. Since July 2002, the Company has been exporting its gold production and selling into world markets but there can be no assurance this will continue to be the case.

Currency Risks

As of December 27, 2004, 10% of foreign currency earnings from export sales must be converted into Russian roubles (instead of the former 25%) however there is no certainty that this level will not be changed (either decreased or increased) in the future. There can be practical difficulties and delays involved in seeking to remit funds from Russia.

The recent changes to Russian currency control legislation were generally intended at liberalization of control over currency transactions in Russia. However, exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favourable rates. In the circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian rouble and as a result the Russian Government may be unable to demonstrate any consistent enforcement of currency laws.

The Russian rouble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian rouble into other currencies, that market is limited in size and is subject to certain restrictions.

Chile

Under the Chilean environmental law brought into effect in March 1994, all major projects require an “Environmental Permit” before commencing construction or production. Maricunga holds all required permits for the recommencement of mining and processing operations at the Refugio Mine.

CMC has obtained formal approval of an “Environmental Permit” for the Cerro Casale project. The Environmental Impact Study (“EIS”) for Cerro Casale was approved by Chilean regulatory authorities by February 2002. In addition, Compañía Minera Casale has secured water rights for the Cerro Casale project. Additional permits will be required to commence construction of a mine at Cerro Casale but regulatory requirements will primarily key off the EIS, as obtained.

Mining activities in Chile are regulated by the Mining Code and Decree Law 72, which establishes the Mines Safety Code (Reglamento de Seguridad Minera). This Decree defines and regulates the general health and safety procedures that must be followed by all Chilean mines. Sernageomin is charged with ensuring compliance with the Safety Code through site visits by the Regional Mines Inspector.

On March 23, 2005, Chile's lower house of congress approved a royalty proposal bill that introduces a 5% tax on operating profits of mining companies. The proposal establishes a levy on all mining companies whose annual sales are over $5 million unless their operating margins are less than 8%. The measure also establishes the option of a 15-year tax stability regime for mining operations bringing in foreign investment of $50 million or more. The proposed legislation bill now goes to the senate for a further reading and vote. Although the bill is not yet law and Bema has not had an opportunity to assess its impact, the bill if enacted as proposed has the potential to affect the Company's Refugio and Cerro Casale projects.

South Africa

Blesbok Pollution

The Blesbokspruit is a river near Petrex's Grootvlei mine, which has been contaminated from a number of sources. In May 1996 the Blesbokspruit was contaminated with large amounts of red iron oxide emanating from the water pumping operations for mine dewatering from Grootvlei 3 shaft at the Company's Petrex Mines. This resulted in serious pollution and an adverse environmental impact on the Blesbokspruit, including its fauna and flora. This contamination has been the subject of numerous newspaper reports and resulted in local and international pressure. Grootvlei has been identified as one of the sources of contamination of the Blesbokspruit since approximately 1996. A High Density Separation ("HDS") mine water treatment plant was commissioned during 1997 to reduce the impact of mine water discharged to the Blesbokspruit. The water treatment plant is designed to remove iron and to condition the water prior to discharge. Monitoring information indicate that the plant effectively reduces iron concentrations to less than 1 ppm. The HDS treatment process has had a significant positive impact on the spread of red iron oxide in the river. Blesbokspruit pollution may result in significant liabilities to Grootvlei, the Petrex subsidiary that operates the pumping at #3 shaft, which may extend to its directors in their personal capacity. Under South Africa’s National Water Act, the consequence of further pollution could include criminal prosecution liability. The Company does not know and has not been in a position to establish the exact scope of these liabilities. The Company has also learned that the Marievale Bird Sanctuary and Wetland (the “Wetland”) has expressed concern about a number of issues relating to the mining operations of Petrex, including contamination of the Wetland. Grootvlei implemented an extensive independent water quality and ecological monitoring program during 1996. Ongoing monitoring indicates significant improvements in the quality of water discharged to the Blesbokspruit. Petrex has a three year water license that expires in September 2005. Compliance with the conditions of the water use license is being achieved through mine water treatment at the existing HDS plant through projects to reduce surface water infiltration to the underground workings and the construction of a 10 Ml per day water treatment plant. Grootvlei has successfully negotiated with the regulators to remove only the salts that are added during mining activities. This can be achieved through partial desalination which allows the use of the Biosure process for water treatment. The first partial desalination water treatment module will be commissioned in September 2005. The Marievale Bird Sanctuary has expressed their satisfaction with progress made in improving the quality of mine water discharged to the river. External audits undertaken during 2003 and 2004 conclude that Grootvlei has generally maintained a high level of compliance with the conditions of the current water use license.

Discrepancies

Bema’s due diligence review of the mining rights of Petrex identified a number of discrepancies and errors in the documents evidencing such rights, at the time of acquisition of the Petrex Mines, however these discrepancies were not seen to be material. Mostly all of these discrepancies and errors in the documents pertaining to the mining rights have subsequently been amended and corrected. In the Company’s view, these remaining issues are for the most part of a purely administrative nature and can be readily resolved, or are not material to the operations of Petrex.

Foreign Currency Risk Management

The South African Rand has been strengthening relative to the US dollar since mid 2002, significantly adversely affecting operating costs at the Petrex Mines. As the majority of the Petrex Mines' operating and capital expenditures are Rand denominated, the Company entered into Rand denominated gold put option contracts in order to mitigate currency fluctuations as required under the Petrex project loan agreements. However, as the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs, and may also result in unrealized foreign exchange gains or losses on the Rand denominated monetary assets and liabilities. In 2003 and 2004, the Rand continued to strengthen against the U.S. dollar which had a material adverse affect on the financial performance of the Petrex Mines.

Corporate

Petrex and its subsidiaries have been in existence for many years, and during the course of their existence have undergone numerous alterations in their share capital, amendments to their founding documents, corporate reorganizations and have participated in other significant transactions which in some cases have not been well documented. It is not clear whether various obligations under historical agreements involving Petrex have been performed, or if various rights granted to Petrex under such agreements have been exercised or continue to exist. In some respects the minute books and other corporate records of Petrex and its subsidiaries are incomplete. Three of the Petrex subsidiaries were public companies with only one shareholder, a South African legal deficiency which has now been resolved by appointing additional nominee shareholders to the affected companies. While nothing has come to the Company’s attention in conducting its due diligence to suggest there are any material outstanding obligations to which Petrex or its subsidiaries are subject or that there are any material corporate deficiencies, there can be no assurance that adverse consequences will not arise from these existing, or other as yet undiscovered, corporate deficiencies. However, since the Company acquired the Petrex subsidiaries, all transactions have been well documented and the Company's secretarial department has used their best endeavours to record all transactions and to amend all company secretarial matters to reflect the current corporate status of the Petrex companies.

Insurance

Prior to the EAGC Arrangement, an insurance program was put in place for the Petrex operations in order to satisfy loan requirements. Coverage obtained includes property, business interruption, crime, bullion, engineering and public liability insurance. Coverage is based on asset valuation and risk management assessment. Bema will periodically update the asset valuation and risk assessment to provide insurance coverage that is sufficient in terms of Company policy.

New Mining Regulation

The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. The South African government has passed legislation by the implementation of the Mineral and Petroleum Resources Development Act, Act 28 of 2002 (the "MPRDA”) which came into effect on May 1, 2004, which brought about a total new mineral regulation scheme in South Africa. Under the MPRDA the mineral resources of South Africa belong to the nation and the State is the custodian thereof. The MPRDA is also aimed at transforming the South African mining industry by substantially and meaningfully expanding opportunities for historically disadvantaged South Africans, including women, to enter the mineral industries and to benefit from the exploitation of the nations mineral resources. The State must exercise sovereignty over all mineral resources within South Africa. Earlier mining legislation, which has now been repealed by the MPRDA, granted, by way of precious metal claims, mining leases, etc, statutory rights to mines to mine for precious metals. Despite the repeal of this earlier legislation, mining leases continue to be valid under the terms of the now repealed Mineral Act, 1991. Under the terms of the provisions of the Minerals Act, a mining authorization had to be obtained over the precious metal claims and mining lease and an environmental management program had to be approved, to enable the continuation of mining activities. Relevant mining companies are holders of such mining authorizations and approved environmental management programs. Under the Transitional Arrangements as contained in Schedule II of the MPRDA, these rights are categorized as “old order rights”. The holder of these old order rights must convert the old order right to new mining rights before 30 April 2009. To obtain such a conversion it would be necessary to develop a Mining Work Program and Social and Labour Plan as prescribed in the MPRDA as well as provide proof of compliance to the Mining Charter, for each mining company. The Mining Charter deals with the transformation of the South African mining industry and it is a requirement that 15% of each of these companies must be in the hands of Black Economic Empowerment partners by 2009 and 26% by 2014. Upon conversion the Mining Rights, which is a limited real right, must be registered in the Mineral and Petroleum Titles Registration Office (previously Mining Titles Office). All the rights to minerals previously held by common law under previous mineral legislation must be de-registered upon the registration of the Mining Right in the Mineral and Petroleum Titles Registration Office.

Employment Issues

Of the Petrex group of companies, only Petrex and Nigel Gold Mining Co. (Pty) Ltd. ("Nigel"), one of the subsidiary operating companies of the Petrex Mines has employees. Underground mining at Grootvlei Proprietary Mines Ltd. ("Grootvlei"), Nigel and Consolidated Modderfontein Mines 1979 Ltd. ("Cons Modder") mines is performed by independent mining contractors, JIC Mining Services (Pty) Limited ("JIC"), Jongingozi Mining Services (Pty) Ltd. ("Jongingozi") and Jo Block Mining (Pty) Ltd. ("Jo Block"), which employ their own employees. In 2004, the open pit mining at Cons Modder mines was performed by mining contractor Trollope Mining (Proprietary) Limited ("Trollope"), which also employed their own employees. All open pit operations were suspended in January 2005 due to economic factors. The liabilities relating to employees tax, skills levies, unemployment contributions, Workmen's Compensation and other employee levies are all the direct responsibilities of the contractors. Petrex and Nigel had a total of 522 permanent employees at year end, and are responsible for all of the above mentioned taxes, levies and contributions for these employees.

From time to time, Petrex will use labour brokers to supply additional manpower for specific projects, such as capital improvements in the process plant. Under recent amendments to South African legislation, the personnel provided by these labour brokers may be deemed to be employees of Petrex if they earn less than Rand 89,455 per annum, and Petrex can therefore be held responsible for the associated taxes, levies and contributions associated with their specific time worked for Petrex.

Petrex, Nigel, JIC, Jongingozi and Jo Block all have a mix of union and non-union members. The primary union is the National Union of Mine Workers ("NUM"). NUM represents the majority of the underground miners and plant operators. Various other unions represent technical staff and other site personnel. Since the Company acquired Petrex, there have been several short (one to two day) interruptions in the mining operations managed by JIC due to strikes organized by NUM and non-authorized work stoppages. The Company now has three underground mining contractors, which reduces the risks associated with strikes.

In terms of other legislation, the mining company may be held liable for all harm to third parties (including employees under the control of the contractors aforementioned arising from the risks referred to in such legislation). For example, the Mine Health and Safety Act, 1996 ("MHSA"), provides that the General Manager at the Petrex Mines has the legal designation as appointed in terms of Section 4.1 of the MHSA, which means he is technically the “Employer” of everyone on site, and ultimately responsible that all aspects of the operation run in a safe manner and in accordance with the MHSA and the established standards as determined by Petrex and the MHSA from time to time. As the “Employer” of all mines being actively worked he must:

•
appoint one or more “Managers” with the qualifications as may be prescribed to be responsible for the day to day management and operation of the mine, and if more than one “Manager” is appointed, ensure that the “Manager’s” functions do not overlap;

•	supply the “Managers” with the means to perform their functions; and
•	take reasonable steps to ensure that the “Managers” perform their functions.

Adequacy of Rehabilitation Funds

The most recent environmental audit (end 2004) assessed the financial provision in Petrex's Rehabilitation Trust Fund to estimate the cost that would be required to cover all post mining closure liabilities at the Petrex Mines. The audit found that rehabilitation funds are reasonable for the current rehabilitation liabilities as stated in the Environmental Management Plans that Petrex now has in place for its mining and processing operations. It was however recommended that contributions to the rehabilitation fund be increased to meet the requirements of the new Minerals Act. Based on the requirement to reclaim areas not previously included in the rehabilitation estimates (tailing ("slimes") dams 1, 2 and 3 and pits not concurrently reclaimed), the costs of conducting future rehabilitation and reclamation activities at the Petrex Mines are expected to exceed the amounts currently placed in trust for such purpose. This will result in potential additional liability for rehabilitation costs upon closure of the mines. Petrex is currently in the process of re-evaluating final closure costs, which will include a detailed inventory of all areas of responsibility. Petrex is also in the process of updating its rehabilitation trust to conform to the new Mining and Income Tax Legislation.

Title

The Company retained South African counsel to conduct due diligence respecting, among other things, whether Petrex holds its mining leases and other mining rights. The conclusion of such counsel was that Petrex holds such mining rights. While the Company has obtained what it regards as a high degree of comfort on title, it has not obtained a formal title report.

The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. For areas under the responsibility of Petrex, the Department of Minerals and Energy have approved all environmental management programs. Likewise, mining authorizations have been granted at all three operations, Grootvlei, Nigel and Cons Modder. All these rights are categorized as old order mining rights under the MPRDA.

A Tribute agreement which was previously in place with New Kleinfontein Gold Claims (Pty) Ltd ("New Kleinfontein") to mine Geduld 123IR was cancelled and replaced by an agreement between the parties in terms of which New Kleinfontein granted to Grootvlei the right to mine for precious metals in the Grootvlei Contract area as defined in the agreement for a period of 24 months commencing on 13 February 2004, and in turn Grootvlei agreed to unconditionally abandon that portion of the Grootvlei Mining Authorization which covers the UC Prospecting area to the exclusion of the Grootvlei contract area. As consideration for the right granted by New Kleinfontein to Grootvlei to mine the precious metals as aforementioned, Grootvlei shall compensate New Kleinfontein in the amount of ZAR 3.5 million ($514,706 converted at an exchange rate of 6.8 ZAR/US$) which payment was finalized. This agreement is effectively a swap of mining areas that benefits both parties due to the physical location of mineral reserves and facilities to access and exploit those reserves. Grootvlei is accessing and mining mineral reserves controlled by New Kleinfontein from #8 shaft, and hoisting this ore at #1 shaft. It is planned that Grootvlei will have completely mined out the area covered by this agreement within the 24 month agreement period.

An agreement also exists with Gravelotte Mines Limited ("Gravelotte") and is such that Petrex has the right to mine open pit resources up to 100 metres below surface while Gravelotte can exploit certain limited underground resources belonging to Petrex, in the northern Cons Modder area. In respect of this agreement with Gravelotte Mines Limited, the consideration is reciprocal, and the financial effect on Petrex is nil. Ore deliveries from Gravelotte range between 5,000 and 10,000 tpm and are processed exclusively through the G mill in the Petrex processing plant. The gold produced from this ore is for the credit of Gravelotte and is not included in the production reported for Petrex.

Reliance on Current Management Team

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Clive Johnson, President, Chairman and Chief Executive Officer, Roger Richer, Secretary, Vice President of Administration and General Counsel, Tom Garagan, Vice President of Exploration; Mark Corra, Vice President of Finance, George Johnson, Senior Vice President of Operations, Dennis Stansbury, Vice President of Production and Development and James Sullivan, Vice President of Russian Operations. Investors must be willing to rely to a significant extent on management's discretion and judgement. The Company does not have in place formal programs for succession of management and training of management. The Company does not maintain key employee insurance on any of its employees other than Clive Johnson. The loss of one or more of these key employees, if not replaced, could adversely affect the Company's operations.

Other Considerations

The Company competes with other mining companies for the recruitment and retention of qualified employees. The employees at the various mines are a mix of union and non-union workers. At the present time a sufficient supply of qualified workers is available for operations at each of the Company's mines and other projects. The continuation of such supply depends upon a number of factors, including principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labor costs could have a material adverse effect on the Company's operating costs.

Legal Proceedings

The Company may become party to litigation or other adversary proceedings, with or without merit in a number of jurisdictions. The cost of defending such claims may take away from management item and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operation and financial condition.

Environment and Social Policies

Bema maintains a strong commitment to environmental, health and safety and social issues as an integral part of its business practices.

The management of these issues is recognized as a corporate priority, and requires they be fully considered during the decision-making process throughout the Company’s activities and those of its subsidiaries. The corporate Environmental Policy, available on the Company’s website at www.bemagold.com, states that all employees of Bema and its subsidiaries are expected to adhere to the intent as well as the letter of the policy, and all managerial staff, subsidiaries and contractors are expected to take responsibility for the policy and report any deviances.

Bema has an excellent track record of working with interested and affected parties at its operations and projects, and routinely engages in the following activities at its facilities:

•	public consultation and disclosure;
•	stakeholder meetings to respond to specific issues;
•	regulatory audits and resolution of any outstanding issues or concerns;
•	charitable work within the community; and
•	community development through economic activities.

At the Petrex Mines operation, Bema has initiated a rehabilitation program to reduce the ingress of surface water to the underground mining basin, and thus reduce the volume of extraneous mine water that is discharged on a daily basis from the Grootvlei mine. The program is also improving the environmental health of an internationally recognized wetland area, and reducing long-term requirements for water treatment.

Social initiatives at Petrex include projects that result in job creation and help some of the most disadvantaged South Africans secure a better future. The Company sponsors the “Our Nest” program, which has provided housing for disabled children, and supports the creation of job opportunities for the disadvantaged. Petrex is also a sponsor of the Blesbokspruit Nature Reserve, World Wetlands Day (2005), youth soccer programs, adult literacy programs and training and education on HIV and AIDS in local communities. At the Julietta Mine in Russia, Bema donated more than 3.5 million rubles to local causes in 2004, which included charitable contributions to help with the construction of a church in Magadan, support for the Omsukchansk Association for Indigenous Persons and various cultural activities.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Company is a Canadian mining company engaged in the mining and production of gold and silver and the acquisition, exploration and development of precious metals properties principally in the Russian Federation, South Africa, Chile and Canada.

Its principal assets are: a 79% interest in the Julietta Mine, a gold and silver underground mine in Russia; a 100% interest in the Petrex underground and open pit gold mines, South Africa; a 50% interest in the Refugio Mine in Chile, a previously producing open pit, heap leach gold mine which is expected to recommence production in the second quarter of 2005; a 24% interest in the Aldebaran property in Chile, which includes the Cerro Casale deposit, a large, development stage gold-copper deposit in Chile; and a right to acquire up to a 75% interest (40% now held) in the development stage Kupol gold and silver project in northeast Russia.

In addition, the Company holds the following interests or rights to acquire interests in three other precious metals properties: (i) a 70% interest in a property with gold production potential at Monument Bay, Manitoba, Canada; (ii) the 100% owned Quebrada gold property in Chile; and (iii) the 100% owned Yarnell gold property in Arizona. Through affiliated companies Consolidated Puma Minerals Corp. (55% owned) and Victoria Resources Corporation (33% owned), the Company also has indirect interests in the East Pansky platinum-palladium exploration property in Russia and the Mill Canyon and related gold exploration properties in Nevada, respectively.

At the Company’s two current operating mines, Julietta and Petrex, the primary production method used is underground mining and conventional mill processing. When the Refugio Mine recommences operations, now scheduled for the second quarter of 2005, the mining method used will be open pit and processing will be by heap leach extraction. The Company has mines in Russia and South Africa and development projects in Chile and Russia. Information regarding operating segments and the geographical location of assets can be found in Note 17 of the consolidated financial statements of the Company that are incorporated by reference herein.

Uses of Gold

Gold bullion is used as an investment as well as in product fabrication, primarily jewelry, but with additional applications in electronics, dentistry, official coins, medallions and other industrial uses.

Gold Sales

The doré produced by the Company at its Julietta and Petrex mines is further refined by third party refineries before being sold as bullion (99.99% pure gold). The gold bullion is either sold at the spot price or delivered against existing forward sales, call option or put option contracts to one of the various precious metals merchants. For more information on the Company’s hedging arrangements, see the discussion under “Risk Factors – Gold Price Volatility” above.

Operating Mines

Julietta Gold Mine, Russia

Russia - Economic and Political Environment

Russia has been undergoing a substantial political transformation from a centrally controlled command economy under communist rule to a pluralist market-oriented democracy. While President Putin had maintained governmental stability and even accelerated the reform process during the first few years of his first term as the president of the Russian Federation (2000-2004), since the end of his first term to the beginning of his second term (2004-2008), there have been signs of increased concentration of power in the presidential executive. Russian politics are now dominated by the President and his United Russia party and decisions impacting certain strategic businesses in Russia may be substantially influenced by the Kremlin.

While such politics may slow political and economic reform in Russia, the Company believes the current environment in Russia is conducive to pursuing opportunities within the gold sector.

There has been a recent proposal to restrict foreign participation in major strategic subsoil properties to be obtained at auctions. If realized, such restriction may negatively affect foreign investments in such major strategic properties. However, generally the regime for foreign investment in Russian subsoil properties has not been negatively impacted. Over the last several years there have been some key changes in the Russian gold industry which the Company believes have created a favourable environment for exploring and developing gold mines in Russia.

Some of these key changes are:

•	devaluation of the rouble in 1998;
•	the licencing in 1998 of Russian commercial banks to export gold;
•	the reduction of corporate tax rates from 35% to 24% and income tax rates from 35% to 13%;
•	the ending of the 5% export duty on gold sales in 2002;
•	elimination of the 6.5% export duty on silver sales in 2002; and
•	certain liberalization in the area of foreign currency control.

Acquisition of Julietta Mine

Bema acquired its 79% interest in OMGC, the Russian operating company which owns the Julietta Mine, by way of a business combination, effected through a statutory plan of arrangement (the “Arian Arrangement”) with Arian Resources Corporation (“Arian”) which completed on June 28, 1998. The remaining 21% interest is owned by Russian shareholders of OMGC.

Under the terms of the Arian Arrangement, each shareholder of Arian received one Common Share for every 3.3 common shares of Arian held. Bema issued approximately 10 million Common Shares upon completion of the Arian Arrangement. Bema also elected to issue additional Common Shares in satisfaction of certain debts of Arian. In connection with the Arian Arrangement, indebtedness of $1,667,000 owed by Arian to Dragon Management International Services Limited, Dragon Capital Corporation Limited and Endeavour was satisfied by the issuance of an aggregate of 776,016 Common Shares.

Endeavour also acted as the financial advisor to Arian with respect to the Arian Arrangement for which Endeavour was issued 2,748,644 Common Shares to satisfy its fee of $700,000. Mr. R. Stuart Angus, a director of the Company, is Managing Director, Mergers and Acquisitions (as of November 1, 2003), with Endeavour (see "Interest of Management and Others in Material Transactions").

Property Description and Location

The Julietta Mine, an underground gold and silver mine and conventional milling operation in which the Company holds a 79% indirect interest, lies within the 110 square kilometre core Julietta licence area. The Julietta project is located in the Omsukchansk District, Magadan region, in the far eastern portion of the Russian Federation, approximately 250 kilometres northeast of the port city of Magadan by air and approximately 180 kilometres southwest of the town of Omsukchansk by air.

The Julietta Mine is accessed from Magadan by a 530 kilometre all-season road with the trip averaging 9 hours, or by helicopter which takes approximately 1 hour, 20 minutes. Power at the site is supplied by four diesel-powered generators. Water for the camp and for mineral processing needs is pumped from two wells located within 1 kilometre of the plant.

Climate conditions are Arctic with temperatures reaching -55ºC in the winter and highs of +20ºC in the summer months. The overall Julietta project comprises four licence areas totaling approximately 339 square kilometres. The core Julietta licence area (110 square kilometres) was granted in 1995 to OMGC for a period of 21 years allowing for the exploration and development of any deposit found within the licence area. The other three surrounding licences for Ivanimskaya (146 square kilometres), Maksinskaya (76 square kilometres) and Atagan (seven square kilometres) were granted in 1996 for exploration, and can be upgraded for development if warranted.

There are no royalties payable in respect of the Julietta Mine but an extraction tax is payable equal to 6% of the sales value for gold and 6.5% of the sales value for silver.

Geology and Mineralization/History

The Julietta deposit consists of a complex low sulfidation epithermal vein system hosted within Cretacious subaerial felsic to mafic volcanics, which has been explored and developed by Russian expeditions since 1989 and by Arian since 1994. Exploration work conducted to date on the property includes detailed geological mapping, extensive trenching, diamond drilling and underground development to evaluate the reserves and locate additional resources. Mining and milling at the Julietta Mine commenced in the fall of 2001. An ongoing exploration program is designed to expand the existing resources and reserves and find new veins at Julietta. See “Exploration at the Julietta Mine”.

An independently prepared feasibility study was commissioned by Arian in July 1996. This feasibility study, which outlined sufficient initial ore reserves of gold and silver for approximately an initial four year mine life, allowed Bema to secure commitments for project financing after acquiring the project in June 1998. Initial project development, originally begun in July 1998, was suspended as a result of the Russian financial crisis of August, 1998 and in 1999 a revised development plan was prepared by Bema, resulting in final approved project financing in September, 2000. Project construction then proceeded to commissioning of the plant in September, 2001.

Project Financing

Overall project costs at the Julietta Mine were approximately $51.4 million including start-up working capital, as compared to the original budget of $45.1 million. The project was financed by an equity contribution from Bema of approximately $10.1 million, $35 million of project loans consisting of a $25 million project loan facility (fully drawn) from two banks, a $10 million project loan (fully drawn) from International Finance Corporation ("IFC") and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. As of October 2004, Bema had repaid in its entirety the $25 million project loan facility and $8.5 million of the IFC loan and the convertible note facility had been fully converted. The $1.5 million principal amount of the IFC loan which remains outstanding cannot currently be repaid without the consent of the IFC and may also be extended at IFC’s option beyond the September 15, 2005 maturity date.

The IFC loan has a net effective interest rate that is the greater of 13% or 1.5% of OMGC’s net income plus depreciation, amortization, taxes, interest expenses and all other non-cash deductions minus non-cash gains included in income. The IFC loan matures September 15, 2005 however may be extended at the option of the IFC to September 2007.

Development of the Julietta Mine and Current Operations

Development of the Julietta Mine as an underground long hole stoping mining operation with conventional milling began in August, 2000 with the collaring of the 850 metre level main portal. At that time, all veins were accessed from the main level through drifts and spiral inclines and declines. The veins comprising the ore reserves are accessed on sublevels driven from the main haulages on 10 metre vertical intervals where drift development defines the ore outline. After development, the underground stopes are evaluated and prepared for mining. The principal mining method at Julietta is long hole stoping however, where conditions do not permit it, cut and fill methods are employed. Additionally, where the veins are very narrow, selective resue stoping is being done.

The Julietta processing mill, a conventional crushing, grinding, flotation, concentrate leach facility, was commissioned in September 2001 and after undergoing initial “ramp up” problems during the winter of 2001-2002 has achieved steady state production since mid-2002. Commercial production was achieved in December, 2001 and metal production for the one month of operations in that year totaled 6,459 ounces of gold and 133,962 ounces of silver. In 2002, underground development totaled 4,750 metres and underground diamond drilling totaled 5,078 metres. Ore production from the mine was 113,514 tonnes in 2002. Ore processed during 2002 totaled 136,109 tonnes grading 27.15 g/t of gold and 501.26 g/t of silver. Metal produced in 2002 totaled 108,844 ounces of gold and 1,429,328 ounces of silver. During the second half of 2002, the mill operated at an average rate of approximately 400 tonnes per day. The operating cash cost in 2002 was $119 per ounce of gold and the total cash cost was $159 per ounce.

In 2003 Julietta produced 118,145 ounces of gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce (budget $110) and a total cash cost of $148 per ounce (budget $155). Gold production at the Julietta Mine improved by 8.5% or 9,300 ounces and operating cash cost decreased by 7% compared to 2002. In 2003, a total of 142,415 tonnes at an average grade of 28.26 g/t of gold and 552.52 g/t of silver were mined while 145,421 tonnes at an average grade of 27.89 g/t of gold and 534.81 g/t of silver were milled.

In 2004, the Julietta Mine produced 83,317 ounces of gold, a negative variance to budget of approximately 18,373 ounces, at an operating cash cost of $189 per ounce and a total cash cost of $234 per ounce versus budgeted costs of $135 and $177 per ounce, respectively. Gold production at the Julietta Mine decreased by 29% or, approximately 34,828 ounces and the operating cash cost increased by 70% or $78 per ounce compared to 2003. The 2004 negative gold production variance was primarily due to the combination of a warehouse fire in February, destroying most of the spare parts for the underground haulage fleet which resulted in high downtime for the equipment and delays encountered in reaching some high grade stope blocks that were scheduled for production. The majority of the spare parts were replaced by mid March 2004, after which the mine ramped up to full production. In addition, there were a few high grade stope blocks which did not perform to what the reserve had indicated. Operating costs for the year were higher than budgeted due to the unbudgeted rapid increase in fuel and freight costs during 2004 combined with higher than normal maintenance costs for the underground mobile equipment fleet.

Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

As at December 31, 2004, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 60% of the resources. The gold price per ounce assumption used was $425 for 2005, $400 for 2006 and $375 for all subsequent years. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. If the Company had used 50% of resources and a valuation on a discounted cash flow basis, a write-down of the carrying value of the Julietta Mine of approximately $10.1 million would have been required. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

The mine employed approximately 430 people during construction and now employs 525 people at the mine site and in the City of Magadan. Over 90% of the skilled workforce is Russian. During 2004 employees at the Julietta Mine formed a labour union named "Mining and Geological Primary Labour Union" (the "Union"). Several meetings were conducted with the union representatives during 2004 to negotiate the initial labour agreement, however the initial agreement was not completed during 2004. As of December 31, 2004 the Union had 160 members.

Currently, Bema is exporting all of its gold production from the Julietta Mine and selling to Western banks. Silver is being sold to Russian banks and Bema has the option to receive an 80% prepayment based on the value of silver delivered to the refinery in Magadan.

Production at the Julietta Mine is summarized as follows:

Production and Operating Summary

Year	Ore Tonnes Milled	Au Grade g/t	Au Recovery %	Production Au Ounces	Operating Cash Cost per Au Ounce	Total Cash Cost per Au Ounce
2004	159,816	18.17	87.8	83,317	$189	$234
2003	145,421	27.89	88.0	118,145	$111	$148
2002	136,109	27.15	85.5	108,844	$119	$159
2001(1)				6,457	$112	$142

(1) Commercial production commenced December 1, 2001, therefore reflects only one month of operations.

All operating or production costs disclosed for the Julietta Mine are net of silver credits from mine production.

Processing

The Julietta Mine process plant description includes run-of-mine ore trucked to the plant's coarse ore bin one kilometre from the mine portal. There are two stages of crushing followed by grinding to a size of 80% passing 80 microns. Following grinding is three stages of flotation. The flotation concentrate is then leached in cyanide solution followed by four stages of filtration and cake wash. The flotation tailings are cycloned, filtered and used for backfill underground, with the residue sent to an impoundment.

The pregnant solution from the dissolution circuit consisting of thickener overflow and filtrate from the filtration circuit is treated in a standard Merrill Crowe recovery plant. Tailings from the cyanidation circuit are pumped to a separate tailing impoundment. The doré precipitate is collected in leaf filters, dried and smelted into doré bars on site. During 2004 mill recoveries for gold and silver were 87.8% and 71.2% respectively.

Exploration at the Julietta Mine

Since September, 2001 Bema has maintained an ongoing exploration program at the Julietta property to upgrade resource veins to reserves, look for new veins and to solve ongoing geological problems at the mine. The goal is to annually replace ounces mined in that year with new reserves.

In 2004, 313 diamond drill holes, totalling 51,989.3 metres were completed and 78 holes for 10,162.7 metres were drilled underground. Drilling in 2004 focussed on infill drilling on the V-6, V-18, VIII, II-1, V6 Extension and II-2 veins.

Ground geophysical surveys (magnetics and induced polarization) were conducted on the Julietta licence in 2004. Several areas of interest from these surface programs will be drill tested in 2005.

Based on the successful 2004 drill program, Bema estimates that it has defined sufficient new proven and probable reserves to replace 42% of the gold ounces mined at the Julietta Mine during 2004. Exploration was not as successful in 2004 in replacing reserves, however it was successful in replacing resources. Gold ounces in the indicated and measured resource categories increased by 21% and inferred resources increased by 8.7% . Exploration will continue at Julietta in 2005 in order to convert resources into reserves and to further explore surrounding areas. In addition, drilling and trenching is scheduled to commence in 2005 on the Engteri zones, located approximately six kilometres northwest of the main Julietta vein. An updated resource and reserve estimate is set out below.

Resource and Reserve Estimate

The Julietta Mine reserve and resource estimate as at December 31, 2004 was updated at the Julietta Mine site, based on exploration work undertaken in 2004, and checked by Bema staff at its head office in Vancouver. The reserve estimate was checked and validated by an independent consultant, William J. Crowl, Vice President of Mining for Gustavson Associates, LLC and the resource estimate was checked and validated by Brian Scott, Chief Geologist of the Company. Both Mr. Crowl and Mr. Scott are Qualified Persons.

Surface and underground exploration data received during 2004 was added to the pre-existing drill hole database and underground face sample database and supported the 2005 reserve and resource update.

Resource/Reserve Estimation Parameters:

Assumed Variables:
Gold Price	US$375/troy ounce
Gold Recovery	90%
Gold Payable	99.92%

Silver Price	US$6.50/troy ounce
Silver Recovery	76%
Silver Payable	99.8%

Metal Equivalent Factor - 69 g t Ag = 1g t Au (Au price x Au recovery x Au payable) / (Ag price x Ag recovery x Ag payable)

Cut-Off Grades
Russian Requirement	8.00 g/t gold equivalent

Capping
Gold	189 g/t gold
Silver	6,000 g/t silver

Specific Gravity - The tonnage factor used in calculations is 2.75 tonnes/cubic metre.

Minimum Mining Width

In 2005, the reserve/resource evaluation was undertaken using the true thickness instead of the horizontal thickness. This allows for the adjustment of those veins that are sub-vertical in orientation. As with last year, the intersections were diluted to a minimum 0.9 metre thickness for mining purposes.

Using methodologies consistent with the previous resource/reserve estimates at Julietta, all resource updates were developed using the long section polygonal method. A minor procedural change this year was the use of the true thickness instead of the horizontal thickness. Indicated resources were so classified based on a 25 m radius search from a drill hole intersection. Inferred resources were classified as a polygon within 50 m of a drill hole and not including indicated resources.

The conversion of resources to reserves followed procedures consistent with those historically applied at Julietta. Dilution was applied to the polygonal blocks to a minimum mining width of 1.2 m. Drifts are diluted to 2m. Proven reserves were developed based on resource blocks intersected by underground development. Proven blocks were projected 12.5 m above and below mine workings at the appropriate diluted width. Probable reserves were converted from indicated resource polygons that passed both mine planning filters and cut-off grades (8 grams of gold per tonne). Polygons not selected for conversion to reserves were reported back to the Exploration Department for reporting as mineral resources.

Lab Procedures

All assays from the 2004 underground and surface drill program were analyzed at the Julietta Mine lab by fire assay and gravimetric procedures with the detection limit for gold at 0.4 g/t and for silver at 5 g/t. A total of 13,082 regular samples were prepared and assayed at the Julietta Mine internal lab facility during 2004. This number does not include trenches, field samples and occasional control batches. The samples were submitted in batches of 22 samples for a total of 595 batches. Each included 5 control samples: 1 North American reference standard, 1 blank, 3 duplicates (split field core, coarse preparation (crushing) and the fine ground pulp). Batch turn-around time from core sampling to assay results varied from 1 to 12 days, averaging 2 days. Clerical errors are reported in each monthly report. However, their frequency has been decreasing throughout the year due to a more systematic verification of lab original hand-written worksheets and more experienced personnel supervising the work.

The control sample (reference standard) failure rate for preparation and assaying laboratory operations is less than 1.2% (7 failures over 595 batches assayed) for the whole year. A lab batch fails if a standard reference sample within the batch returns an assay above or below the 3 SD acceptable threshold or if two consecutive batches fail the two SD threshold.

The lab's performance on standards with higher gold grades (GS-5 at 20.77 g/t and GS-8 at 33.5 g/t) shows good to excellent accuracy. Throughout the year, these standards returned good precision with a very small to negligible bias and a mean grade value identical to the reported reference standard mean from Round Robin studies.

The lab's performance on the lower grade standard (GS-9, 1.75 g/t) shows good accuracy with the average of all samples compared to the accepted mean value but poor precision over the second and third quarter of the year with a scattering of values between plus and minus 2 SD. Performance on the middle range standard (GS-7, 5.15 g/t) shows a small negative bias with a mean value of 4.995 g/t but an improved precision of assay values well within the acceptable 2 SD limit. GS-5A (5.10 g/t) replaced GS-7 in November and the precision of the lab assays shows a scattering of returned values largely within the 2 SD limits and an average value of 5.02 g/t. All diagrams are available in a separate quality assurance/quality control report.

External Check Samples

Duplication of a number of samples at an external lab in Vancouver confirmed the general precision and accuracy of the Julietta Lab. Four hundred and forty-four samples were sent for gold and silver assay at the external lab in Vancouver (131 samples had grades higher or equal to 8.0 g/t Au). In the comparison between the external and the Julietta Lab, the internal lab demonstrates a very small negative bias. The correlation is excellent with a correlation factor of 0.991932.

Overall, the Julietta lab is performing within required parameters for preparing and assaying samples from Julietta exploration, especially with higher gold grades. However, the lower grade standards have a poorer precision due to a higher detection limit of 0.4 g/t Au related to the use of the gravimetric method without prior AA (Atomic Absorption) analysis.

Database development issues remain the same as 2003 except for the addition of an EZ Shot instrument for down hole survey measurement on surface drill rigs.

The updated reserve and resource estimate as of December 31, 2004 is as follows:

Updated Reserve and Resource Estimate
(as of December 31, 2004)

Reserves(1)

Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold(3) (ounces)	Contained Silver(3) (ounces)
Proven Probable	67,038 397,851	26.83 21.38	449.83 255.16	57,835 273,413	969,530 3,263,819
Total	464,889	22.16	283.23	331,248	4,233,349

Resources(1)(2)(3)

	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (3) (ounces)	Contained Silver(3) (ounces)
Indicated Resource (1) Inferred Resource (1)	228,914 218,930	18.07 21.46	182.2 233.4	132,990 151,052	1,340,947 1,642,846

(1)	Using a cut-off grade of 8.0 g/t gold equivalent.
(2)	Resource estimate does not include material used to define proven and probable reserves.
(3)	Subject to recovery losses and, in the case of resources, mining dilution.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

As a result of exploration drilling and mine development in 2004, Bema estimates that it has been able to replace 42% of the gold reserve ounces mined during 2004 and increased the indicated resource by 21%.

2005 Production Outlook

For 2005, the Julietta Mine is budgeted to produce 86,000 ounces of gold at an operating cash cost of $190 (net of silver credits assuming a $6.50 per ounce spot price for silver) per ounce and a total cash cost of $241 per ounce , an increase of approximately 3% in total cash cost per ounce from 2004. The increase is mainly due to higher royalty taxes which is based on a percentage of revenue, and the anticipated mining and processing of lower grade ore. The higher royalty taxes are a result of a higher spot gold price budget of $425 per ounce compared to the previous year.

Based on currently estimated reserves, the Company expects production to continue from Julietta through to mid 2008. In 2002 and 2003, Bema's reserve definition exploration program replaced all of the ore mined at Julietta during those years and the Company is maintaining a drill program to look for new reserves and convert existing resources to reserves. During 2004, approximately 42% of the reserves mined was replaced by the drilling program. Exploration will continue at Julietta in 2005 in order to convert resources into reserves and to further explore surrounding areas. Bema's production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all. Plans are continuously being upgraded with the addition of new reserves.

In this Annual Information Form, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes. All operating costs listed for the Julietta Mine are net of silver credits from mine production.

The conclusions reached in Bema' economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist at the Julietta Mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Capital and Exploration Expenditures

In 2004, capital expenditures were $2.4 million primarily for development of reserves, a tailings pond expansion to provide capacity through 2007 and major overhauls to the mobile equipment fleet, while exploration expenditures totaled $6.5 million.

The Company expects capital expenditures of $3.1 million at the Julietta Mine in 2005 primarily for development of reserves and resources and major overhauls to mobile equipment. Additional exploration expenditures are budgeted at $4.5 million for surface exploration and $2.5 million for underground exploration. Funding for capital and exploration expenditures is projected to be provided from cash flow from the mine.

Permitting/Environmental

All environmental and operating permits, licenses and authorizations required to carry out ongoing mining and ore processing at the Julietta Mine and for exploration of the surrounding property, as currently conducted, have been obtained and are in good standing.

Petrex Mines, South Africa

South Africa - Economic and Political Environment

The National Party, which governed South Africa from 1948 until 1994, followed an apartheid policy which partitioned the country along ethnic lines. The oppressive aspects of this apartheid policy resulted in growing political and economic pressures during the 1980s (including international trade embargoes with South Africa and internal socio-political unrest). In 1994 apartheid was abolished and a democratic government was elected. Since South Africa’s transition to democracy, the country has enjoyed a period of relative political and social stability, although crime remains a serious problem.

The South African government promotes and encourages foreign investment. Foreign investors are treated substantially the same as domestic investors, being entitled to receive access to the same export incentive programs and tariffs, tax allowances and other trade regulations. Although exchange controls were problematic for foreign investors in the past, these restrictions are gradually being abolished. Generally speaking, profits earned by a nonresident shareholder in a South African company can be freely remitted through an "authorized dealer" (bank) in South Africa. If the South African company concerned is more than 75% offshore held and has borrowings in South Africa, interest earned by a non-resident shareholder on loans by non-resident shareholders to its South African subsidiary may be remitted only if such remittance does not cause the South African company to be placed in an over borrowed position (generally known as the “thin capitalization rule”).

Profits are ordinarily distributed by way of a declaration of a dividend to shareholders. Such dividend is tax free in the hands of the recipient, although the South African company declaring the dividend will be liable to pay so called "secondary tax on companies" (a form of a withholding tax) at the rate of 12.5% of the value of the dividend declared.

There is an exchange control system in place in South Africa which regulates dealings in foreign currency exchange and the transfer of funds into and out of South Africa; therefore, the Company is subject to certain exchange controls and restrictions in respect of its dealings with Petrex and its subsidiaries.

Recent legislation has created a changing business environment. Black empowerment, increased social responsibility, new regulations relating to employment opportunities for previously disadvantaged, and ownership of all mineral rights going back to the state are all current issues that are evolving rapidly.

New Mining Legislation

On October 10, 2002 the MPRDA was promulgated into law by publication in the South African Government Gazette. The MPRDA was implemented on May 1, 2004 and provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights have five years to lodge their rights for conversion into new mining rights under the MPRDA. The conversion requirements are set out in the MPRDA. Old order mining rights will continue in force during the conversion period.

The MPRDA also calls for the development of a broad-based socio-economic empowerment Charter (the "Charter") which sets out the framework, targets and timetable for increasing the participation of historically disadvantaged South Africans ("HDSA") in the mining industry, and enhancing the benefits to HDSA from the exploitation of mining and mineral resources. On October 11, 2002 the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the MPRDA. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% in five years and 26% over 10 years. The Charter states that the transfer of the ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specifiy the nature of the assistance to be provided.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the "Royalty Bill") to the public for comment. This document created a significant amount of controversy within the mining industry and regulatory agencies. As a result, the Royalty Bill has been withdrawn and is being re-drafted. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Royalty Bill is expected to be released sometime towards the end of 2005. The Minister also indicated that finalization of the Royalty Bill would provide an opportunity to review the mining industry's tax burden as a whole.

At present, the financial implications of these various pieces of new legislation cannot be assessed, therefore the Company is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at the Petrex Mines. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at the Petrex Mines. The Company will continue to monitor closely the progress of the MPRDA, the proposed Royalty Bill and other relevant legislation and assess their impact on current operations and future development at the Petrex Mines.

Environmental Regulation

Historically, environmental regulation of mining activities was clearly regulated by the Minerals Act under the authority of the DME. Environmental concerns were addressed through filing and clearing an environmental management program with the DME. This relatively straightforward regulatory regime has grown increasingly complex in the last five years.

The Constitution of the Republic of South Africa, adopted in 1996 after the change to a democratic government, enshrined environmental protection principles and imposed a duty upon the government to protect the environment. As a result, South Africa’s environmental legislation has been modernized with the passage of a number of legislative initiatives since 1997, including the National Water Act, the Environmental Conservation Act and the National Environmental Management Act. The basic premise under this environmental legislation is similar to that in the United States in terms of a user having “cradle-to-grave” liability for any environmental contamination as a result of its activities. Although the DME remains the lead agent, the responsibility for enforcing environmental compliance now rests with a number of different authorities, including governmental authorities such as the Department of Environmental Affairs and Tourism, the Department of Water Affairs and Forestry (the "DWAF"), the Department of Agriculture, as well as provincial and municipal governments as part of the requirements of cooperative governance.

Acquisition of Petrex Mines

The Company acquired the Petrex Mines and related assets indirectly owned by Petrex pursuant to a business combination by way of a Plan of Arrangement between EAGC and 1518798 Ontario Inc. which completed on February 14, 2003. For a description of the Arrangement see "General Development of the Business - Three Year History".

New Technical Report

Bema commissioned a technical report dated March 22, 2005 by Mr. William J. Crowl of Gustavson Associates, LLC on the Petrex Mines (the "2005 Technical Report"). Mr. Crowl is the Qualified Person under National Instrument 43-101. The 2005 Technical Report has been filed and is available for review at www.sedar.com. The technical information in the following sections concerning the Petrex Mines is derived from the 2005 Technical Report.

Property, Description and Location

The Petrex Mines lie within the Archaean Witwatersrand basin, a host to the largest gold metallogenic province in the world. The properties are located in the East Rand Basin (the “ERB”) of the Witwatersrand basin. Of the nine major gold fields within the Witwatersrand basin, the ERB has historically been the largest producing gold field, having produced about 24% (9,511 tonnes or 306 million ounces) of the total Witwatersrand production over the past 114 years. The ERB is located approximately 40 km east of Johannesburg, accessed via the national N12 and N17 highways.

The Petrex mining properties are easily accessible from the numerous roads, highways and railways that cross them. There is no process water source except from the underground basin. Power, potable water and other related infrastructure are easily obtained given the proximity to Johannesburg and other surrounding communities.

The climate is subtropical and dry, typical of the high veld in South Africa and it is very easy to work year round.

The Petrex mining properties consist of three main areas. Cons Modder is situated in the north of the ERB approximately 40 km east of Johannesburg. The lease area of Cons Modder is 10,927 ha. Until January 2005, when open pit operations at Petrex were suspended, Cons Modder was host to all of the active open pit operations, and was the main exploration target area for additional open pit resources. There are three equipped underground shafts in the Cons Modder area, all actively producing.

Grootvlei is situated in the east central portion of the ERB near the town of Springs and borders on the eastern side of Cons Modder and the northern end of Nigel. This operation comprises the areas of Grootvlei (2,922 ha), Palmietkuilen (1,007 ha), East Daggafontein (915 ha) and Welgedacht (513 ha). Grootvlei consists of four producing shafts and a dedicated pumping shaft that is centrally situated to keep the water level in the ERB at the minus 737 m level by pumping 65 to 80 megalitres per day. Petrex’s processing plant, tailing facilities and main offices are also located on the Grootvlei property.

Nigel is located in the southern and south central portion of the ERB extending over an area of some 11,945 ha. There is currently only one operating shaft in this section. Nigel was host to a small open pit operation, now suspended, and has potential for future open pit resources.

Petrex also controls two other small prospecting areas, situated on the farms, Hexrivier and Roodepoort, which are not being actively mined and are not included in the ten year plan. Petrex has applied for prospecting permits for these areas and intends to conduct exploration programs on these areas during 2005. These properties are located approximately 70 km south of Grootvlei.

History

The East Rand goldfield has, in the past, been one of the major gold producers of the Witwatersrand basin. Gold production commenced in 1888, when the Nigel gold mine came into operation, followed by Van Ryn Estates in 1892. The main period of production and development was during the 1940’s and early 1950’s. During the production history of the East Rand there have been times of prosperity and of depression. The difficult years were those after World War 1 and included the Miners Strike in 1922, the Great Depression and the low gold price of £4.10 per ounce in the latter part of the 1920’s culminating in the abandonment of the gold standard by South Africa at the end of 1932, with an increase in price of 66% to £7.10 per ounce. Thereafter there was a short period of prosperity with the mines expanding their operations with the mining of secondary reefs such as the Kimberley Reef from 1931 onwards. The uranium boom in the late 1940’s impacted positively on the East Rand in that the Kimberley Reef is a significant uranium host. Uranium oxide was extracted from the Vogelstruisbult and Daggafontein Mines.

The fortunes of the area began to decline because of the increasing costs and a fixed gold price of $35 (£12.10 per ounce), so that in the late 1950’s and in the early 1960’s the closure of mines and the abandonment of mines took place. In 1955 there were still 24 operating mines and 90 shafts but the fixed gold price, reduction of ore resources and increasing working costs of the late 1950’s and 1960’s caused many of the mines to close down. The abolition of a fixed gold price in 1978 and the devaluation of the South African Rand thereafter, came too late to save many of the mines. In the late 1980’s abandoned claim areas were re-staked and some of the old workings reopened and revamped. Mines changed hands, new mining companies appeared and there was a resurgence of mining activity. In the 1990’s flooding of the deeper Main Reef formation resulted in the major tonnage contributor shifting to the relatively shallow Kimberley Reef and Black Reef in the northern part of the basins.

The area was again rejuvenated in the 1980’s through the amalgamation of different interconnecting operations. In an investigation conducted by the DME during the mid eighties, it was conservatively estimated that exploitable ore resources at the time in the East Rand amounted to 92 million tonnes at an average in situ grade of 3.74 g/t. Renewed interest in the mine lease boundaries through amalgamation developed in 1986.

On June 9, 1997 and July 1, 1997, Grootvlei and Con Modder respectively became wholly owned subsidiaries of Harmony Gold Mining Company Limited. Petmin, previously only owning Nigel, acquired these properties from Harmony on December 15, 1998.

The Witwatersrand Basin

Operations within the Witwatersrand Basin are mostly deep level underground mines exploiting gold bearing, gently to moderately dipping, tabular orebodies. The Witwatersrand Basin comprises argillaceous and arenaceous sedimentary rocks of up to 6 km vertical thickness and situated within the Kaapvaal Craton. Extending laterally for some 300 km east-northeast and 100 km south-southeast these sedimentary rocks dip on average at shallow angles towards the centre of the basin, however locally the dip does vary. The basin crops out at its northern most extent, immediately south of Johannesburg, however further to the west, south and east it is overlain by up to 4 km of variety of late Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin itself is late Archaean in age and the sedimentary rocks are considered to be of the order of 2,700 to 3,000 million years old.

Gold mineralization in the Witwatersrand Basin occurs within laterally extensive quartz pebble conglomerate horizons, termed reefs. These reefs occur within seven separate goldfields located along the eastern, northern and western margins of the basin, namely the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and/or other primary controls on mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an inland sea.

All major reef units are developed above unconformity surfaces. The extent of unconformity is typically greatest near the basin margin, and decreases toward more distal areas. Complex patterns and interactions of syn-depositional faulting have resulted in variations in sediment thickness. Sub-vertical to over-folded reef structures is characteristic of basin margin features.

Numerous intrusive, in the form of dykes and sills of diabasic or doleritic composition are present within the Witwatersrand Basin. These are associated with several different events, such as the extrusion of the late Archaean Ventersdorp Lavas and the overlying Mesozoic Karoo Volcanic Suite and the emplacement of the Proterozoic Bushveld and Pilanesburg igneous complexes to the north.

Reefs generally consist of varying amounts of quartzites and vein quartz and chert pebbles. Pyrite and kerogen are indicator minerals to the gold, which is up to 98% free in most cases. Gold concentration is not directly related to reef morphology. Silver mineralization occurs in the reefs, up to 12% of gold values in general.

Mineralized Reefs in the East Rand Basin

A large number of gold bearing conglomeratic reefs have been mined to a greater or lesser extent throughout the ERB. The conglomerates mined are from the youngest to the oldest: Black Reef, Kimberley Reef (U.K.3, U.K.9A or May Reef, B’ Reef, C’ Reef, MK1, MK2) and South Reef, Next Aboves (“NA”) Next Belows (“NB”) and Main Reef Leader. In addition to the above reefs, other units like the Bird and Livingstone Conglomerates have been intersected from both the surface and underground drilling. In the north western corner of Cons Modder several small pebble conglomerate Livingstone reefs (South Reef, NB1 and NB2 and South Reef Marker) have been mined, in addition to the so-called NA reefs which occur above the Main Reef.

Mining Operations – 2004 Production

The focus for 2004 at Petrex was to improve open pit production, in both tonnage and grade. A $1.74 million exploration drilling plan was conducted to better define open pit reserves and assist with long range mine planning and improve the consistency of ore deliveries to the mill. Additional areas of interest were identified with this drilling program, however, due to the strength of the South African Rand against the US dollar, resulting in a low Rand gold price, the open pit operations at Petrex have been suspended with the last pit ceasing operations in January 2005.

During 2004, Petrex produced 146,228 ounces of gold at a total cash cost of $388 per ounce after adjusting for a $64 per ounce gain from Rand denominated gold put options exercised in 2004. During the first two quarters of 2004 Bema successfully completed a program designed to improve mining efficiencies and cut costs at Petrex. As a result, tonnes milled, recoveries, Rand operating costs, capital expenditures and ounces produced were all better than budgeted during the second half of the year. However, U.S. dollar denominated operating costs will remain high if the South African Rand retains its current strength versus the US dollar.

The Company has invested a total of $132.8 million in its South African mining operations, including the Petrex Mines ($63 million), undeveloped mineral interests ($42.5 million) and goodwill ($27.3 million). The valuation of its Petrex Mines is highly sensitive to assumptions regarding the South African Rand/U.S. dollar exchange rates and to the price of gold. As at December 31, 2004, based on management’s assumptions of a long-term gold price of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, management determined that the Petrex Mines were not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex reporting unit ($132.8 million), management determined that the goodwill was impaired. As a result, as at December 31, 2004, the Company wrote-off the carrying value of the goodwill in the amount of $27.3 million associated with the Petrex acquisition.

As at December 31, 2004, management also determined that the value assigned to the undeveloped mineral interests ($42.5 million), based on the mineral resource potential of the property, was not impaired and management continues to believe that due to the strength of gold prices and a future potential weakening of the Rand, there remains significant unexplored mining potential in its property holdings in South Africa.

The assessments above may be impacted by a decline in the future gold price or by a continuation in the strength of the Rand. For example, if a Rand/U.S. dollar exchange rate of 7.5 and a gold price of $375 per ounce for all years were used as long range assumptions, then a write-off of the remaining carrying value of the Petrex assets in the amount of $105.5 million would be required.

Production from Petrex Mines in 2005 is projected at 173,175 ounces of gold at a total cash cost of $347 per ounce (based on a 6.5 Rand to 1 USD conversion rate, a $400 per ounce spot gold price and accounting for potential gains from the 2005 rand denominated gold put option program).

The conclusions reached in Bema's economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances at the Petrex Mines. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Processing Facilities

The centrally located Grootvlei metallurgical plant processes the ore from all Petrex mining operations. An additional circuit was commissioned by Petmin during the third quarter of 2002 with the intent of increasing plant capacity by 38% to approximately 185,000 tonnes per month. During commissioning, it was discovered that the addition of the new circuit did not have a positive effect on production. Operating results during the fourth quarter of 2002 revealed that production problems such as not being able to achieve the grind size requirements from the milling circuit, thickening problems, high residue grades and excessive spillage in both the grinding and leaching areas. The Company did a detailed review of this plant expansion and determined that significant design modifications were required for the plant to be capable of reaching the production goal of 185,000 tonnes per month and gold recovery of 90%. The Company has completed the process modifications which were required throughout the plant to utilize the full capacity of the mills and other equipment that was installed by Petmin, and to resolve problems with grinding, thickening, leach retention time, carbon handling, water balance, spillage and other related issues.

The results of these changes have been positive, and the plant is now capable of processing in excess of 185,000 tonnes per month while achieving a gold recovery of over 90%. During the construction and commissioning period, production rates ramped up from previous levels of approximately 145,000 tonnes per month and exceeded the target rate of 185,000 tonnes per month for the first time in September 2003. Gold recovery continued to improve throughout the construction and commissioning period, and exceeded the target level of 90% in December, 2003 and for all of the first quarter of 2004. Recoveries declined during the second quarter of 2004 due to high copper concentrations found in some of the West Pit #3 ore. Recoveries exceeded 92% in the third quarter and exceeded 95% during the fourth quarter of 2004 and are continuing at this level in 2005.

Permitting / Environmental

The Grootvlei Mine’s existing three-year term water discharge license expires on September 1, 2005. The current license requires the construction of a water canal system to reduce surface water ingress and a ten megalitre per day water treatment plant by September 2005. The cost of the canal had been budgeted at ZAR 39 million ($6.9 million), and the original budget for the water treatment plant was ZAR 30 million ($5.3 million). The results from feasibility studies completed in May 2003 and September 2003 for the canal system and water treatment plant respectively were used as a basis to negotiate more sustainable mine water management strategies with the environmental regulators. Based on the information presented, it was agreed with the regulators and other stakeholders and affected parties that the canal system will not be cost effective in reducing surface water ingress. Six alternative points of surface ingress were identified and approved by the regulators, most notably at shallow mining areas associated with the Blesbokspruit where significant amounts of water ingress could be substantiated. Man made structures such as roads, dams and railways have obstructed the natural flow of the river, causing it to spread out over its natural banks, increasing the water ingress problem to the underground workings. Work is scheduled to commence on the first priority surface water ingress area in the winter (dry season) of 2005. The Environmental Impact Assessment ("EIA") for the project was approved in August 2004. The water use license for the river diversion is expected to be approved early in 2005. The project will involve a river diversion of a portion of the Blesbokspruit past shallow historical undermining and is expected to reduce the volume of water pumped, treated and discharged by Petrex at #3 shaft by approximately 13%. The cost of this initial surface water ingress project has been estimated at ZAR 3.0 million ($0.53 million). It is estimated that mine dewatering volumes can be reduced by as much as 40% after rehabilitation at all six ingress areas identified have been completed. By identifying more effective ways of minimizing surface water ingress to the mines, the 2004/2005 budget for reducing ingress areas of ZAR 5.735 million ($1.0 million), is substantially less than the original estimate for the cost of the canal, being ZAR 39 million ($6.9 million).

The feasibility study for a ten megalitre per day water treatment facility was submitted at the end of August 2003 to DWAF. It indicated that, under a best-case scenario, it will cost ZAR 70 to 90 million ($12.5 million to $16 million) to build a treatment plant to treat the discharge water to levels required in the Grootvlei water license. An additional major finding of the study is that it has been clearly established that discharges from other industries in the catchment are impacting Petrex's water treatment costs. Additional underground water quality and flow volume monitoring was used to negotiate the extent of mine water treatment required by Grootvlei with the regulators. Grootvlei obtained written exemption from DWAF to remove only the salts that are added through mining activities. This has a significant impact on the cost of mine water treatment that must be implemented by September 2005, according to the conditions of the water license. Salts that are added during mining can be removed with partial desalination techniques. An agreement was signed with a local service provider to construct, operate and manage a 10 Ml/d partial desalination plant. Mine water will be treated using biological sulphate removal ("Biosure" process) and the plant will be commissioned at the end of August 2005. The implementation of partial desalination will result in significant cost savings in the long term. The capital and annual operating costs for the new mine water treatment plant is ZAR 15 million ($2.67 million) and ZAR 2.16 million ($0.38 million) respectively.

Due to the fact that the quality and volume of mine water pumped from Grootvlei is affected by upstream discharges, Petrex has approached the regulators with the intent to incorporate a basin-wide solution to the water treatment issue. Petrex has submitted documentation summarizing results of field investigations to the regulators requesting that the liability for water treatment be shared amongst the companies and other entities within the basin that are discharging into the river. The regulators have agreed with the proposal and have offered to facilitate the process.

Petrex is working with the relevant government departments and a number of affected parties to develop a comprehensive plan that will best resolve the water issues on both a short and long term basis. The plan will be submitted to the regulators by September 2005 and will propose a sustainable mine water treatment strategy aimed at a walk-away mine closure.

Petrex is in the process of applying for a new water license. The new license is required by September, 2005 when the existing license expires.

An environmental management plan was approved for the Snake Road and Van Ryn open pit project on October 8, 2003. Mining commenced from the pits shortly afterwards. Petrex has successfully negotiated a memorandum of understanding with local communities for this project. This agreement sets the basis for efficient information sharing between the mine and the communities. The amendment to the West Pit 1 and West Pit 3 environmental management plan to address concerns raised by the neighboring communities with regard to noise, dust and blasting, was completed and submitted to the authorities in September 2004. The amendments to the existing environmental management procedures have been agreed to by the affected communities and regulatory agencies.

Petrex has recently signed an option agreement on all the potential open pit material to a depth of up to 150 metres below surface with Pamodzi Resources ( Proprietary) Limited ("Pamodzi"). Pamodzi is now responsible for the exploration, development, permitting and closure of the open pit operations. It will be necessary to obtain approved environmental management plans for all new areas that Petrex or Pamodzi intends to mine by open pit methods. An amended environmental management plan would be required to re-open the Gedex pit if new blasting methods are to be employed. This permitting process involves participation by local residents, community leaders, regulatory agencies and neighboring businesses. Because of the highly populated area Petrex is working in, each environmental management plan is different, in order to accommodate the specific impacts on the environment and residents. All other environmental and operating permits, licenses and authorization required to carry out ongoing operations at the Petrex Mines have been obtained and are in good standing. Currently open pit operations at Petrex are suspended for economic reasons.

Reclamation Liability

Petrex has currently on deposit and in trust approximately ZAR 14.1 million ($2.5 million) to be used for reclamation and closure costs. A best estimate (provided by Petrex personnel) for the total cost of reclamation is approximately ZAR 50 million ($8.9 million). This amount includes an additional ZAR 12.75 million ($2.3 million) for work to be completed on slimes dams 1-3 and an additional ZAR 15.2 million ($2.7 million) to finish reclamation at the pits (assuming mostly concurrent reclamation). Should Pamodzi exercise its option to resume open pit mining on one or more of the existing open pit areas, the Petrex reclamation liabilities for these pits would be significantly reduced. The total amount of money needed to complete reclamation will be offset by the recovery of gold during clean-up (estimated at ZAR 10 million Rand or $1.8 million) and sale of assets (estimated at ZAR 2 million or $0.36 million). Therefore, a summary of the funds needed for reclamation is estimated as follows:

Description of Assets and Liabilities	Rand	US$
Water treatment allowance Total amount needed to close all facilities Less: Amount currently available Less: Amount to be received from clean-up of gold Less: Amount from sale of assets	90 million 50 million 14.1 million 10 million 2 million	16.0 million 8.9 million 2.5 million 1.8 million 0.4 million
Total	113.9 million	20.2 million

The amount of the water treatment allowance is from a previous estimate that provided for several water treatment plants capable of treating 40 Ml per day of Grootvlei water discharge to drinking water standards. The regulatory agencies have since agreed that Petrex is only responsible for treatment of the salts in the water, that are contributed by the underground mining operations and that a long term integrated solution to water management involving all affected parties will be used for the total amount of water being discharged from the basin. This will result in the ZAR 90 million ($16 million) estimate becoming significantly lower. Petrex has included ZAR 18 million ($3.2 million) in its 2005 budget for the construction of a 10 Ml per day Biosure water treatment plant, and ZAR 3 million ($0.5 million) for a project to prevent water ingress into the underground workings. The Company has taken the position to book the ZAR 90 million ($16 million) estimate until a new water license (4th quarter of 2005) is in hand and more accurate estimates of water treatment liability can be estimated. Petrex is in the process of completing a new estimate of rehabilitation costs associated with closure activities that will be fully compliant with the new mining regulations.

Petrex currently has a book provision for an additional ZAR 29.8 million ($5.3 million) which is based on a one Rand per tonne for material mined and a one Rand per tonne for material milled over the remaining 11-year mine life. The provision is the amount that Petrex has included in the life of mine operating cost that will be added to the existing rehabilitation trust fund. This amount, plus the amounts shown in the above table, provide ZAR 55.9 million ($10 million) for mine closure and rehabilitation, an amount slightly higher than the current ZAR 50 million estimate ($8.9 million).

The final cost of mine closure is largely dependent on future open pit operations. If Pamodzi re-opens operations at the existing open pits, concurrent reclamation can be done at rates much lower than in the current estimates. There would also be a shifting of liability for a portion of this work from Petrex to Pamodzi.

It is possible that the cost of the slimes dam reclamation could be significantly higher per hectare and that the total amount needed to close all facilities could be as much as ZAR 20 million ($3.56 million) higher than currently estimated. Petrex is evaluating a number of options for final reclamation of the three active slimes dams. There are existing operations in the East Rand that process old slimes dams and consolidate the material onto one large dam for final closure. Costs are offset by the gold recovered during this process. As the Petrex slimes dams are lower in grade, it is not economically viable at the current Rand exchange rate and metal prices to use this process. Petrex is investigating various options of subsidizing existing slimes processing operations, or purchasing and operating this type of facility as an alternative way of closing Petrex’s slimes dams. Petrex is in the process of compiling a detailed surveyed inventory of all its areas of responsibility, including volumes and location of scrap material, location, size and state of each building and mine road, extent of soil contamination and levels of radioactivity. This survey will be completed during 2005. Information obtained from the survey, the requirements of the Petrex water license, an updated status of open pit operations, as well as recommendations from the most recent environmental audit will be used to update Petrex’s environmental liabilities and the status of the associated Rehabilitation Trust Fund.

Recent Exploration

Following the sale of Petrex to Bema, substantial funds were made available for surface exploration work for increasing short term resources. During 2003, a total of 302 surface exploration boreholes were drilled for 18,300 metres at a cost of Rand 6.4 million ($1.1 million). These were principally targeting Black Reef and Kimberley Reef with a limited amount in the Main Reef et al target area no. 1 and directed solely at open pittable targets in the north part of the property. The West Pit 3 and Snake Road Orient pits commenced as a direct result of this drilling and the life of West Pit 1 was extended.

During 2004, a further 318 boreholes were drilled for 32,720 metres at a cost of ZAR 10.8 million ($1.9 million) reflecting a focus more on deeper level drilling, particularly at the extension of the West Pit 1 Black Reef orebody beyond the final economic highwall. In addition, further drilling in the West Pit 3 and Snake Road target areas took place together with a limited amount over the Main Reef target. The biggest disappointment has been the unsuccessful exploration of the Main Reef and Next Above package along the strike length from Snake Road to Van Ryn where very little economic mineralization has been encountered.

A gradual shift away from open pit targets continued and the first deeper level drilling at Welgedacht and at the Impala Refineries took place. This trend will continue in 2005 with surface drill testing of the extensions of the K616 and K12S Kimberley Reef shoots to the west of Grootvlei 1 Shaft and a preliminary program for Black Reef, UK3, UK5, UK9A and UK9A on the large 'white area’ that is New State Areas on the western side of the basin. A program of combined underground and surface drilling to follow up widely spaced, payable intersections on the UK3 horizon in the vicinity of Grootvlei 1 and 4 Shafts will also be undertaken. Exploration is designed to be a balance between short term reserve and resource definition and more medium term resource identification to motivate development to allow replacement of depleted reserves.

A budget of $2.2 million has been allocated for 19,000 metres of drilling in 2005.

Mineral Reserve and Resource Estimate

The following disclosure of mineral resources and reserves was extracted from the National Instrument 43-101 Technical Report completed by Gustavson Associates, LLC in March 2005 (the "2005 Technical Report"). The results shown in the following tables and the discussion of estimation methodology are derived from the 2005 Technical Report.

The December 31, 2004 Mineral Resources and Mineral Reserves for Petrex, reported on herein, were estimated by Petrex staff under the direction of Mr. Brian Scott, Bema’s Chief Geologist, a “Qualified Person” as defined under National Instrument 43-101. Industry standard techniques were employed throughout the estimation process, augmented by the use of electronic spreadsheets, mine planning packages where appropriate, and hands-on verification and manipulation of historic data. William Crowl, Gustavson’s Vice President, Mining Sector visited the site during January 2005, in the company of Brian Scott. Mr. Crowl is the Qualified Person for the Mineral Reserve estimation.

Underground Mineral Resources

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Underground Resource Estimation Procedures

Historically, resource estimation in the ERB has been completed by manual methods that are still in use at Petrex operations. Polygonal estimation methods on level plan maps are used for the underground resource estimation. The Petrex property covers 311 km2 and Petrex owns hard copy information from underground mining completed by numerous mining operations in the past. Data used to estimate underground resources are derived from underground plan maps that depict stoped areas and resource blocks outlined by Petrex personnel and by previous companies. These plan maps help define the geologic model based on the geometry of the mineralized reef channels and are used to help outline the boundaries of the mineralization. Assay plan maps that display individual gold values from underground sampling are used to estimate grade within resource blocks. In a highly channelized and braided stream profile, common to the East Rand, resources can be extended out much further from known values in the direction of the payshoot if the confidence is there to do so. This confidence is based on empirical mining evidence that shows grade and geologic model continuity can exist along strike lengths of 10 to 15 km and across strike up to 1,500 m. Geological boundaries are still adhered to when over-bank facies or channel edges are expected, or for other geologic reasons such as faults and/or dykes. The lateral width of resource polygons is variable. The width varies based on the known geometry of the mineralized channels, reef facies variation within the reef and grade of the reefs defined by underground sampling and stoping. This method for blocking was derived out of necessity and dictated essentially by the variation in the orebody, and was found to be the most reliable method.

Underground Data Base Development and Validation

Database development at the Petrex operations is an ongoing exercise of data capture and block validation. Resource blocks are outlined in real time as the year progresses. Access into an area allows validation of a pre-existing block and mining advance allows more resources to be generated. Assay data from the lab is hand entered onto maps and into a database. The entire resource database is held within the "ingress" system, a somewhat antiquated, yet powerful database system designed to store survey information (pegs), resource block information, reserves and actual mine production information. All new and revised block information (as well as blocks marked for deletion) are recorded in a standard format on paper (which is filed and stored) and in an Excel spreadsheet. All this is done by the individual shaft geologists. At this point numerous checks are implemented to look for any errors in the database that has been hand entered.

Throughout the year, resource blocks may be added, deleted or changed if the block has not been mined. These changes form the basis of the new resource estimate at year end. The original resource block database, however, is not altered.

Resource blocks are assigned a series of block codes that help define the potential of a resource block based on location, access, availability, verification status, reef type and grade. This data is captured digitally allowing various queries to be used to examine resource potential by area and economics. These parameters have either been inherited from previous mining companies in the Witwatersrand or modified after consultation with Bema geologists.

All resource blocks have a unique block name and are drawn on 1:2,500 plan maps that include underground stope information and underground development. Brian Scott, P. Geo. and a Qualified Person under National Instrument 43-101 reviewed the database and block outlines on level plans during a site visit in January 2005 and concluded that the database was suitable for resource estimation for the period ending December 31, 2004.

Underground Geologic Modeling

All assay point data from active mining or on reef underground development work is drafted onto geologic level plans. For each sampling point, the channel width, stope width and gold grade is recorded. A portion of the face sample assay database at selected shafts has not yet been located or captured digitally. The fact that the property has an immense history of mining and different data capture formats has made the task of data compilation difficult and an ongoing exercise. Pre-existing resource blocks with grade values do exist within the resource database but these are coded as such and an effort is made to verify and validate these blocks on a constant basis. Values greater than the local shaft cut-off grade are contoured to define the orientation of the mineralized reef (payshoot). Individual face samples are averaged into one composite value that represents the weighted average grade and thickness for that specific stope face. These weighted average values are called “stretch” values.

All resource blocks are outlined and measured on either 1:200 assay tracings or 1:1000 plans. These blocks are digitized using MicroStation software. Unfortunately the block database is not captured as closed polygons or tied to a relational database. This is being addressed in 2005 allowing resource blocks to be plotted by resource code, grade or any other block code that is assigned.

Underground Resources - Grade Estimation Methodology

Individual gold assays from sampling underground are composited to create a single "face composite" known as a "stretch value". This face composite is typically made up of 7 to 9 samples that are spaced 2 to 3 m apart. This face composite represents the grade and thickness of the mineralized reef that is being modeled. This face composite is further composited with other contiguous face composites to create a single composite that is the weighted average gold grade and reef thickness for that mineralized channel. The number of face composites that are weighted together are at the discretion of the qualified person that is defining the polygonal resources for that shaft area. Face advance during mining is on the order of 0.7 to 0.8 m per blast round or 12 to 15 m per month of advance. A stope composite may be calculated that encompasses 100 to 250 m of strike length of a previously mined reef channel. The stope composite grade and reef thickness value is assigned equally to measured, indicated and inferred resource blocks.

Underground Resource Classification Methodology

Measured Resources

Measured resources are blocked out 25 m in the direction of the mineralized channel. This may be modified in isolated cases depending on geological continuity and additional information such as underground stoping or on-reef development that confirms the existence and direction of the interpreted mineralized reef channel. Each exception can be substantiated by the qualified geologist who outlined the block.

Indicated Resources

Indicated resource blocks are established a further 50 m beyond a measured block, in the direction of the interpreted payshoot. These blocks are typically established in an area that has active mining or accessible for sampling verification. Some indicated blocks are based on original assay tracings of the historic areas. New assay data would have to confirm the existence of the measured blocks before the indicated component was added.

Inferred Resources

Inferred resources are extended up to 250 m beyond the boundary of an indicated block in the interpreted direction of the payshoot when using underground assay and stope data to interpret the direction of the mineralized reef. Inferred resource polygons are also established based on surface and underground drill hole intercepts. These polygons are generated using a 175 m radius to define the inferred resource.

Underground Resource Statement

Shafts	Shaft code	reefs	Measured				Indicated				Meas + Indic				Inferred
			Au Grade				Au Grade				Au Grade
			Tonnes	g/t	Kg Au	Oz Au	Tonnes	g/t	Kg Au	Oz Au	Tonnes	g/t	Kg Au	Oz Au	Tonnes	Au g/t	Kg Au	Oz Au
SD1#	NS	KR	5,324,121	3.84	20,438	657,107	6,885	9.08	62	2,009	5,331,006	3.85	20,501	659,116
9#	CB	all	4,157,972	3.83	15,921	511,887	111,560	3.23	360	11,567	4,269,532	3.81	16,281	523,455	1,783,795	5.51	9,830	316,046
4#	GD	all	3,848,572	3.24	12,462	400,678	9,265	3.30	31	982	3,857,837	3.24	12,493	401,660	5,173,664	3.05	15,756	506,572
14#	CC	all	2,237,498	4.17	9,322	299,722	82,020	3.58	293	9,428	2,319,518	4.15	9,616	309,150	1,430,644	4.58	6,547	210,499
10#	CE	BR	1,722,807	3.62	6,230	200,289	34,853	2.68	94	3,008	1,757,660	3.60	6,323	203,297	55,800	3.61	202	6,483
V#	NV	KR	1,182,827	5.10	6,038	194,127					1,182,827	5.10	6,038	194,127
MV2	NM	MR	1,503,398	3.47	5,214	167,639	66,927	3.31	222	7,122	1,570,325	3.46	5,436	174,762	2,103,092	3.47	7,287	234,292
Rft#	GR	KR	1,538,011	3.01	4,625	148,705					1,538,011	3.01	4,625	148,705
8#	GH	all	829,188	5.40	4,475	143,879	14,653	3.00	44	1,413	843,841	5.36	4,519	145,291	1,703	4.07	7	223
1#	GA	KR	826,501	3.59	2,969	95,462	154,847	2.75	426	13,700	981,348	3.46	3,395	109,161	196,962	4.73	931	29,928
7#	GG	KR	1,045,107	3.19	3,338	107,318					1,045,107	3.19	3,338	107,318
6#	GF	KR	1,012,480	3.03	3,070	98,688	21,832	2.49	54	1,747	1,034,312	3.02	3,124	100,436	105,672	4.87	515	16,559
1circ#	CD	SR					774,249	3.88	3,000	96,465	774,249	3.88	3,000	96,465
Wu/g	CW	BR	155,501	3.88	604	19,409	258,132	7.76	2,004	64,425	413,633	6.30	2,608	83,834	341,167	2.52	858	27,601
N#	CN	all					259,552	4.83	1,253	40,290	259,552	4.83	1,253	40,290	2,940,175	5.08	14,924	479,826
DR #	ND	KR	95,132	4.12	392	12,613					95,132	4.12	392	12,613
Nep#	CA	BR	23,279	4.68	109	3,503					23,279	4.68	109	3,503
UG Total			25,502,394	3.73	95,209	3,061,028	1,794,775	4.37	7,843	252,157	27,297,169	3.78	103,052	3,313,185	14,132,674	4.02	56,858	1,828,029

Underground resources are reported as of December 31, 2004 above a cut-off grade of 2.0 g/t gold. Resources are reported exclusive of reserves.

(1) Subject to mining dilution and recovery losses.

Open Pit Mineral Resources (West Pit 1, West Pit 3, MK Target and Snake Road Target)

The open pit resource estimates reported as of December 31, 2004 were estimated for areas West Pit 1, West Pit 3, MK and the Snake Road Orient target. Resource estimates are based on drill data from holes completed in 2003 and 2004 (see table below). Block models were created for all but the Snake Road Orient zone which due to its vertical nature was estimated with polygonal methods on a vertical long section. Resources are reported above a 1.00 g/t cut-off grade as inferred resources.

2005 resource estimates were completed on site in South Africa for target areas West Pit 1, West Pit 3 and MK. These models were reviewed in Vancouver by qualified persons. West Pit 1 resources are reported as modeled in South Africa above a cut-off grade of 1.0 g/t gold. The West Pit 3 and MK1 target models were re-estimated in Vancouver to look at grade sensitivity by capping individual assays. These capped models are reported for the December 31, 2004 reporting period above a cut-off grade of 1.0 g/t.

The West Pit 3 target basal channel target has a very high-grade nature to it that is not observed with the other MK and West Pit 1 mineralized reefs and warranted capping at 90 g/t gold to reduce over-estimation of grade. The area is presently being mined from underground.

Drill Holes Used for Resource Interpretation

	2004 Drilling	Total Completed	Used for Resource Model
West Pit 1	105	258	150
West Pit 3	125	204	196
MK Area	10	10	10
Snake Road Orient	29	65	24

Open Pit Database Validation

Data used in the generation of the open pit block models consist of a combination of drill hole data, underground channel sample results and historical data. The total sample database for the open pit targets includes drill hole data, underground stope samples and in pit sampling information. The bulk of the data is from drill holes and quantity of data varies for each of the two principal reefs - the Black Reef and the MK2 Puddingstone. The database has been examined by qualified persons in South Africa and checked by qualified persons in Vancouver. The database is considered valid and can be used to estimate mineral resources.

Quality Control on Open Pit Database

Reference blanks and certified reference standards are used in all surface drill hole samples submitted for analysis. A minimum of one blank and one standard for each oven charge of between 20 and 22 samples is the standard protocol. Failure of the batch is designated if the reported assay value of the standard reference material is greater than the three SD threshold of the accepted mean of the standard or if two successive lab reports show the standard reference material fails the two SD test. A batch failure is also triggered if the field blank material exceeds 0.5 g/t gold.

Geologic Modeling and Resource Estimation

The mineralized reefs targeted for open pit exploration and development are predominantly shallow dipping horizons that are well understood by the Petrex geologic staff with respect to position within the host stratigraphy. Geologic models for West Pit 1, West Pit 3 and MK were developed by tagging the database using drill log information and reef types and compositing grade within each reef type over a 50 to 100 cm intervals. Three-dimensional models of each of the reefs were generated from the drill hole data by creating wire frame models of reef and stope intersections on cross section generating a solid model. The solid geologic models were filled with blocks having dimensions of 20 m x 10 m x 2 m in the X, Y and Z directions. Cross cutting sub-vertical dykes and normal faults are modeled if warranted. Variograms were generated where the number of drill holes was sufficient to help establish directional anisotropy for the search ellipse during grade estimation. A spherical search was used where anisotropy could not be established. Inverse distance and ordinary kriging were used to estimate grade within the block models.

All open pit resources have been classified as inferred as of December 31, 2004 due to the cessation of open pit mining in late 2004. Inferred resources do not, at the time of this report, demonstrate a reasonable likelihood of economic viability.

The only exception was the basal reef facies of the Black Reef intersected during the West Pit 3 drill program in 2004. The exceptional grade of the reef resulted in the reef being accessed from existing underground development to examine the reef grades. Sampling supported the drill intersections and mining was initiated in early 2005 on the reef. Exploration drill spacing of 40 to 60 m supported the resource classification of indicated which was brought directly into probable reserve classification.

West Pit 3 Methodology

The West Pit target area was drilled in 2003 and 2004 to extend the pit life of the open pit operations. The Black Reef mineralization in this area occurs as four distinct reef horizons: Band 1, Band 2, Band 3 and Basal Channel. A geologic solid model was constructed on each band and filled with blocks having dimensions 10 x 10 x 2 m (X-Y-Z dimensions). Grade was interpolated into the blocks using inverse distance to the power of six method. A specific gravity (density) of 2.74 tonnes per cubic metre was used to convert volumes to tonnes for resources and reserves. This number is based on historical evidence from past mining. A three pass search ellipse was used with increasing search dimensions. The first search ellipse required at least two drill holes to interpolate grade into a block on a 60 x 60 x 20 m ellipse search. The reported West Pit 3 inferred resource reported above a cut-off grade of 1.0 g/t gold as of December 31, 2004 is shown below.

West Pit 3 Inferred Resource	Tonnes	Grade Au g/t	Contained Au Kg	Contained Au Oz(1)
	326,559	1.84	600	19,318

(1) Subject to mining dilution and recovery losses

The West Pit 3 high grade “basal reef” model was capped at a grade of 90 g/t gold based on a cumulative frequency distribution plot. The reported West Pit 3 "basal channel” probable reserve as of December 31, 2004 is shown below.

West Pit 3 ( Basal Channel)	Tonnes	Au Grade g/t	Contained Au Kg	Contained Au Oz
Capped at 90 g/t Au	12,713	16.16	205.0 (Probable Reserve)	6,590

West Pit 1 Methodology

The geologic model for the West Pit 1 area was generated for five black reef mineralized zones including back filled sand within stopes based on the tagged drill hole database. The geologic model was filled with blocks having dimensions of 10 x 10 x 2 m in an X-Y-Z co-ordinate system. A two pass spherical search was used with inverse distance squared grade interpolation to estimate grade within blocks. The search ellipse parameters varied by zone type and gold assays were capped at 5.0 g/t in zone 5 to reduce the impact of localized high grade assays.

The final reported inferred resource for West Pit 1 was as of December 31, 2004. The resource is reported above a 1.0 g/t cut-off grade. This differs from last year due to the cessation of open pit mining in late 2004. All measured and indicated resources were converted to inferred resources.

West Pit 1 Resource (Inferred)	Tonnes	Grade Au g/t	Contained Au Kg	Contained Au Oz (1)
	1,797,000	2.62	4,707	151,370

(1) Subject to mining dilution and recovery losses.

MK 1 Resource Methodology

The MK 1 Resource is a small inferred resource on the western portion of the property that exists close to surface. Previous underground mining regulations prevented extraction of resources within 30 m of surface. The area was drilled in 2004 and a small resource was generated. MK reef intersections were modeled to create a shallow dipping solid model that was filled with blocks having dimensions of 10 x 10 x 1 m (X-Y-Z). Raw assay data was used to generate 50 cm downhole composite lengths. Grade was interpolated into the blocks using kriging and inverse distance grade estimation techniques. The model used only drill hole composite data within the solid model to estimate grade and higher grade assay composites were capped at 9.0 g/t. Grade was interpolated into the blocks using inverse distance to the power of six and three estimation passes. The first pass required composite data from two holes to estimate a block grade. Subsequent passes allowed grade to be estimated with one drill hole. Inferred resources were reported above a cut-off grade of 1.0 g/t gold. The reported MK 1inferred resource above a cut-off grade of 1.0 g/t as of December 31, 2004 is shown below.

MK 1 Resource (Inferred)	Tonnes	Grade Au g/t	Contained Au Kg	Contained Au Oz (1)
Inferred, capped at 9 g/t	29,560	5.10	151	4,847

(1) Subject to mining dilution and recovery losses

Snake Road Resource Methodology

The December 31, 2004 resource estimate was completed using polygonal methods on a vertical long-section due to the sub-vertical dip of the Snake Road Buckshot Reef. Vertical cross sections were generated perpendicular to the strike of the mineralized reef and a trace of the horizon was established in sectional and plan view. The drill hole database was tagged with the appropriate reef codes based on the sectional interpretation. A best fit plane of mineralization was generated using Gemcom software and 25 m radius polygons were generated around drill holes that pierced the plane of mineralization. Polygons were cut to hard boundaries such as topography, dykes and fault planes.

The estimated resource is based on 24 drill holes. All intersects have been diluted to a 1.0 m true thickness. A density of 2.74 t/m3 was used for non-oxide reef mineralization and 2.20 t/m3 for oxidized reef mineralization. The resource has not been capped and is classified as an inferred resource.

Snake Road Inferred Resource	Tonnes	Grade Au g/t	Contained Au Kg	Contained Au Oz (1)
	25,463	26.38	672	21,599

(1) Subject to mining dilution and recovery losses+

Petrex Mines
Underground and Open Pit Resource Estimate(1)
December 31, 2004

	Tonnes	Gold Grade	Contained Ounces(2)
Classification	(000's)	(g/t)	(000's)
Underground Resources(3)
Measured	25,502.4	3.73	3,061.0
Indicated	1,794.8	4.37	252.2
Total Measured and Indicated	27,297.2	3.78	3,313.2
Inferred	14,132.7	4.02	1,828.0
Open Pit Resources(4)
Inferred	2,178.4	2.81	197.1
Underground and Open Pit Resources
Measured	25,502.4	3.73	3,061.0
Indicated	1,794.8	4.37	252.2
Total Measured and Indicated	27,297.2	3.78	3,313.2
Inferred	16,311.0	3.86	2,025.1

(1)	Exclusive of proven and probable reserves.
(2)	Subject to mining dilution and recovery losses.
(3)	Cut-off gold grade of 2.0 g/t.
(4)	Cut-off gold grade of 1.0 g/t.

Resource Changes from 2003

The December 31, 2004 measured plus indicated resource estimate reports 3.3 million contained ounces of gold. This is a 27% decrease from the December 31, 2003 measured plus indicated resource that reported 4.2 million ounces. Resources reported as of December 31, 2004 are reported above a cut-off grade of 2.0 g/t gold compared to a 0.0 g/t cut-off for last year's resources. This resulted in a 29% increase in the average grade of the measured and indicated resource reported for 2005 and a resulting net drop in contained ounces compared to December 31, 2003. The cessation of open pit mining in late 2004 also reduced the measured and indicated resource as all open pit resources as of December 31, 2004 were moved into the inferred resource category.

The December 31, 2004 inferred resource estimate reports a 2.0 million ounce resource compared to the December 31, 2003 inferred resource of 3.65 million ounces. This change is also the result of reporting above a higher cut-off grade of 2.0 g/t as compared to 0.0 g/t gold in previous years.

Resource classification protocols for all categories of resources were modified in late 2004. Bema adopted a more conservative approach to defining polygonal resource blocks. Previous polygonal resources were larger based on SAMREC approved estimation techniques within the Witwatersrand Basin. Bema still believes the resource potential on the Petrex property is significant and additional surface and underground exploration will be continued to expand the resource base on the property.

Resource Methodology Conclusions

The exploration techniques and database used to estimate the underground and open pit resources reported for the period ending December 31, 2004 are considered to be valid and well suited for resource modeling and grade estimation of this deposit type. Additional data capture and validation of previous mining company data in addition to ongoing underground and surface exploration will provide a continued solid base for future resource estimations.

Mineral Resources which are not converted to Mineral Reserves do not have demonstrated economic viability.

Underground Mineral Reserves

The Petrex staff has done the physical Mineral Resource blocking and compiled the Reserve Methodology Statement.

In the 2005 Technical Report, Gustavson has reviewed the work completed in resource blocking and in the compilation of the mineral reserve statements and found them to have been carried out to industry standards and compliant with the provisions and definitions of National Instrument 43-101.

Reserve Methodology

Information is gathered from mining activities to verify accessibility and extractability as well as the equipment required to mine particular areas (also an ongoing process to establish mining from old areas and remnant blocks therefore increasing potential ore reserves).

A working cost is calculated per shaft to obtain separate shaft pay limits (cut-off grades).

Each shaft has a specific pay limit applied to its block listing (as well as other parameters) and blocks are then converted from resource to reserve.

Reserve Block Selection Criteria

Blocks with the following parameters are selected to estimate the Underground Mineral Reserves:

Proven blocks:

(a)	Above the individual shaft pay limit as calculated by the mining/financial department;

(b)	Immediately available;
(c)	Verified;
(d)	Non pillar blocks (as per the above availability classification); and
(e)	Only measured blocks meeting the above criteria are flagged as proven blocks

Probable blocks:

(a)	Above the individual shaft paylimit;
(b)	Available;
(c)	Verified;
(d)	Non pillar blocks (as per the above availability classification); and
(e)	Both measured and indicated blocks meeting the above criteria are flagged as probable blocks.

Notes:

1.	Mud pumping figures and old gold do not make up part of the resource in any way.
2.
Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. This warrants further investigation which may result in a portion thereof being upgraded to Mineral Resource status and potentially Mineral Reserves.

Shaft Pay Limits

Shaft pay limits are estimated each year for Mineral Reserve estimation. Petrex, in conjunction with Bema, has simplified the calculation of the shaft pay limits. The pay limits for the individual shafts at the Petrex 2005 Model Rand gold price of ZAR 96.45/g Au ($400/oz Au) at an exchange rate of ZAR 7.50/US$ and the current (March 4, 2005) price of ZAR 81.66/g Au ($433.60/oz Au) at the current (March 4, 2005) exchange rate of ZAR 5.858/US$ are shown in the table below. The average pay limits for the primary Lease Areas - Cons Modder, Grootvlei and Nigel are shown in the table below:

Pay Limit by Shaft

Shaft		Pay Limit in g/t @ ZAR 96.45/g	Pay Limit in g/t @ ZAR 81.66/g
CC	14#	3.19	3.77
CB	9#	3.84	4.54
GA	1#	4.59	5.42
GD	4#	3.83	4.52
GF	6#	3.89	4.59
GH	8#	3.30	3.89
NM	MV2#	3.06	3.61
CW	West u/g	3.67	4.33

Note: The ZAR 96.45/g pay limits used in December 31, 2004 mineral reserve estimation.

2005 Average Lease Area Pay Limits

Area	Pay Limit in g/t @ ZAR 96.45/g	Pay Limit in g/t @ ZAR 81.66/g
Cons Modder	3.57	4.21
Grootvlei	3.91	4.61
Nigel	3.06	3.61
Total Petrex	3.61	4.27

The shaft pay limits are based on the interrelationships between several factors. These factors are shown in the following table as an example calculation worksheet of the pay limit for Marievale 2# shaft. The following are the factors considered in establishing the pay limits:

•	Historical operating costs, by shaft;

•	Stope tonnes against which the operating costs were incurred;

•	Gold price in ZAR/g;

•	Shaft Call Factor ("SCF");

•	Plant Sampling Factor ("PSF");

•	Plant Recovery Factor ("PRF"); and

•	Recovery Factor ("REC FAC").

Sample Marievale #2 Pay Limit Worksheet

MV2#	Cost / t
Electricity & water
Services (Comp & substations)
Survey, sampling geology
Repairs
Treatment met plant
Rehab
Contractor stoping
Contractor dev
Total cost / ton
Stoping cost / ton

Stoping tons
Stoping cost
ZAR/g
Shaft Call Factor (SCF)
Plant Sampling Factor (PSF)
Plant Recovery Factor (PRF)
Recovery Factor = (SCF x PRF x PSF)

Recovered grade (stope)
Apply Recovery Factor
Face grade (g/t)	ZAR 4.92 ZAR 5.23 ZAR 12.58 ZAR 6.98 ZAR 42.06 ZAR 1.03 ZAR 148.64 ZAR 10.68 ZAR 232.12 ZAR 221.44 221,799 ZAR 49,115,171 ZAR 96.45 88.0% 95.1% 94.0% 78.7% 2.41g/t 78.7% 3.05g/t

Shaft Call Factor: A percentage reflecting the ratio of the contained kilograms of gold delivered to the plant apron and the kilograms of gold expected from the muck mined from a particular stope and shaft. The mined contained kilograms of Au are derived from the face gold grade from the stopes (established from face samples described earlier) and assigned to a tonnage calculated from the product of square metres stoped, stope width and specific gravity. The contained kilograms of gold delivered to the plant apron are derived from a tonnage measured by truck weighbridge taken at the apron or from the weightometer on the 4# shaft belt. Gold assay results from grab samples of the segregated muck piles taken on the apron from piles segregated by shaft are multiplied by the apron tonnages. The Shaft Call Factor accounts for all “losses” and dilution taking place below the collar of the shaft. For example, the apron contained gold is 88kg (as measured) and the expected contained gold from underground is 100 kg. The resulting ratio is 88/100 or 88%.

Plant Sampling Factor: A percentage reflecting the ratio of the contained kilograms of gold delivered to the plant apron and the calculated. Finally, the mill provides a tonnage and calculated head grade for the material fed to the mill, along with the metallurgical recovery for gold. The result of all this effort is a set of numbers, which when combined appropriately, yield the factors to be used to establish the shaft pay limit. For example, the plant produced 78.7 kg of gold plus the residue of 5 kg, totaling 83.7 kg and the delivered 88 kg to the apron. The resulting ratio is 83.7/88 or 95.1% .

Plant Recovery Factor: Metallurgical recovery from all broken ore fed to the plant, set at 94% for the 2005 reserve estimation effort. The 94% is based on actual results achieved in 2004.

Recovery Factor: The product of the Shaft Call Factor, the Plant Sampling Factor and the Plant Recovery Factor, or in the above examples, 88% x 95.1% x 94% = 78.7% .

The total cost per tonne is divided by the ZAR/kg gold price, divided by the Recovery factor to yield the Shaft Pay Limit or Cut-off Grade.

In the Technical Report, Gustavson has reviewed the entire process of deriving the Shaft Pay Limits in detail and has confirmed that the methodology employed by Petrex yields a value that can be used for converting the Petrex underground mineral resources to mineral reserves. Historically (prior to the formation of Petrex), the factors used to establish the cut-off grade overlapped, yielding shaft pay limits less defensible than today’s. Petrex has simplified the process and the result is a more robust, defensible methodology.

Grade control and reconciliation practices at Petrex follow similar procedures to those applied elsewhere in the Witwatersrand Basin. The practices necessitate somewhat more complex gold allocation procedures due to the multitude of sources treated at the Grootvlei Plant. In this instance metal accounting is based on typical measurements for Gold Accounted For (“GAF”) including thickener underflows, bullion produced and plant residue with allocations and reconciliation incorporating various adjustments including but not limited to, underground survey, truck transportation samples, delivered basis to RoM pad/apron and bottle roll leach tests of apron samples.

Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. This warrants further investigation which may result in a portion thereof being upgraded to Mineral Resource status and potentially Mineral Reserves.

Sweepings and Vampings

Artifacts unique to the Witwatersrand reef gold deposits are sweepings and vampings. Sweepings are the fines remaining in the stopes after mining. They typically contain an enriched grade of gold versus the stope grades. This enrichment is related to the gold being preferentially concentrated in the matrix of the reef conglomerates. Generally a stope is thoroughly cleaned of over-sized muck, leaving some of the fines behind. It is typical for these fines to be swept (literally) into the gullies where they should be recovered, eventually. The act of recovering the sweepings is known as vamping. Often, vamping is not done, even though a profitable effort for Petrex, because the mining contractor is paid by the square metre mined in the stope, and vamping is not “productive” to him.

Gustavson discussed the issue with Petrex and observed the practice underground. Petrex is considering alternatives that may increase the amount of sweepings and subsequent vampings. No gold produced from vamping is included in the reserve statement, even though it is definitely an asset to be considered for recovery at some point.

Open Pit Reserves

Due to the cessation of open pit mining in late 2004 no proven or probable reserves are reported for the period ending December 31, 2004.

A small West Pit 3 underground probable reserve based on West Pit 3 surface drilling is reported in the underground reserves listed above.

Underground Reserves
December 31, 2004

Classification	Tonnes	Gold Grade	Contained Gold Ounces
	(000's)	(g/t)	(000's)(1)
Underground Reserves
Proven	2,062.6	4.53	300.7
Probable	3,928.9	4.36	551.2
Total Proven and Probable	5,991.5	4.42	851.9

(1)	Subject to recovery losses.
(2)	Exclusive of Resources

Changes in Reserve Model between 2003 and 2004

The reserves reported above for the period ending December 31, 2004 are different than the numbers quoted for the period ending December 31, 2003. The main reasons include:

•	Changing economics have increased the cut-off grades reducing the amount of tonnes that are reported as proven and probable for the period ending December 31, 2004.

•
The higher cut-off grades result in a higher over all grade of 4.42 g/t compared to 3.59 reported at the end of 2003. The net effect of less tonnes and a higher grade in the December 31, 2004 reserves results in 6% difference of fewer ounces than reported a year ago.

•
The reserves reported as of December 31, 2004 are reported subject to recovery losses. In previous years this plant recovery factor was included in determining the reserve statement. The proven and probable reserves are now reported as delivered to the mill site with ore loss and dilution factored in but not mill recovery factors.

A sensitivity analysis was done to examine the effect of increased and decreased Rand/grams gold rates and their effect on cut-off grades per shaft and the overall effect on contained ounces above various cut-off grades. The sensitivity analysis shows that total contained ounces vary on the order of 4 to 5% with a 5% increase in Rand/gram of gold and 11-13% with a 15% change in the Rand/grams of gold rate from the base rate of 96.5 rand/gram of gold.

Mining Operations

Underground mining operations of Petrex are undertaken by various mining contractors, namely JIC, Jongingozi and Jo Block who are remunerated on a Rand per kilogram basis for 85% of the contained gold delivered to the mill. The Rand per kilogram rate varies for each shaft depending on the specific mining conditions, transport distance to the mill and other factors. The remuneration covers the cost of labour, stores and certain equipment used in day to day operations. Underground development for prospecting and servicing of new blocks of ground are remunerated on a Rand per metre of development completed. Major items such as shaft maintenance, compressed air, electrical power and water are paid for by Petrex outside of the mining contractor's contract. Petrex is also responsible for capital expenditures including underground development. Capital development is also remunerated to the relevant contractor on a Rand per metre of development completed.

In April 2004 Petrex hired an Underground Operations Director to provide direct supervision and management for all underground activities. All service departments (survey, sampling, ventilation, rock mechanics and shaft engineering) were taken over by Petrex from the mining contractors. This ensures that the correct controls and systems are implemented by the various contractors.

The open pit operations were, until the recent suspension of operations, managed and controlled by Petrex employees. This included overall supervision, geology, planning, ore control, surveying and sampling. The mining operations were conducted under contract by Trollope. The contract with Trollope was on a Rand/tonne basis with different rates for ore and waste, which rates increased for each 10 metre vertical increment once the pit depth was below 30 metres. A separate rate applied in respect of waste (overburden) that has to be blasted. Due to the strengthening of the South African Rand against the US dollar, resulting in the decline of the gold price in Rand terms, all open pit operations were suspended as of January 2005.

Open Pit Operations

The Petrex open pit operations were collectively known as the Skukuza operations. There were four open pits operating in 2003, namely West Pit 1, West Pit 3, Snake Road and Van Ryn. Mining at Snake Road and Van Ryn was initiated October 2003, after approval of the Environmental Management Plan was obtained. Production from these pits was ceased in April 2004 when the hardness of the reef and waste made it uneconomic to continue mining using hydraulic rock breakers. Conventional drilling and blasting could not be done due to the close proximity of the houses. Production from the Gedex pit was suspended in November, 2003. As discussed earlier, the operations at West Pit 1 and 3 were also suspended due to economic constraints. West Pit 3 operations were suspended in July 2004 and West Pit 1 was suspended in January 2005.

Due to the proximity of residential and industrial communities around the open pits, an extensive environmental monitoring program was implemented during 2004 at the pits. This includes air quality blast monitoring and a baseline noise survey. Mine operating procedures were adjusted based on the results of the monitoring program to minimize the impact on the communities. Monitoring results indicate that a high level of compliance is achieved in terms of air quality, ground vibrations and air blast at the receiver points.

Petrex has recently signed an option agreement on all the potential open pit material up to a depth of 150 metres below surface with Pamodzi. Pamodzi is now responsible for the exploration, development, permitting and closure of the open pit operations. Pamodzi is a Black Economic Empowerment group that has extensive experience in exploration, development and mining. Should Pamodzi identify an open pit target that they wish to exploit, Pamodzi will be responsible for all costs associated with the exploration, development, mining, rehabilitation and transport of the ore to the Petrex processing facilities. Petrex will be paid a fixed rate per tonne for processing the ore and a royalty on the ounces produced that is variable depending on the ZAR per kilogram gold price.

Open pit operations during 2004 primarily focused on mining at West Pit 1 and West Pit 3. Mining was accomplished by using standard drill and blast techniques combined with small backhoes and trucks for highly selective mining. Mining activities were focused on the Black Reef conglomerates that occur in well-defined channels, and to a lesser extent, the Middle Kimberley’s that subcrop against the Black Reef conglomerates. The Black Reef was previously mined from underground, so mining was focused on the remaining pillars. Mining was ceased in January 2005. Access to this pit will remain open for the West Pit underground operations, and for any potential future mining by Pamodzi.

Waste from West Pit 1 and West Pit 3 has been used to backfill West Pit 2, which is complete. Future mining in this area, when feasible, will be used to fill the other existing pits in the Cons Modder area.

A diamond drill program at West Pit 1 took place during 2004 in advance of the highwall to better define the ore resource at depth so an extension to the current pit design could be completed. This program was expanded to determine what the ultimate pit size could be. The drill results were disappointing and not as expected. This resulted in the suspension of the operation.

A drilling program to expand West Pit 3 is also in progress. As in West Pit 1, the reef has flattened, so a relatively small pit expansion appeared to be viable. An economic analysis comparing open pit mining to underground mining of this expanded area was completed, and indicated that due to the existing underground access in this area, that underground mining of this zone would result in better economics. The higher grade portion of this new zone is in production as an extension of the West Pit underground operations.

Other Pits

The Gedex open pit mine is situated immediately adjacent to Brakpan North suburb and mining was suspended at the end of 2003 due to harder rock formations and the restrictions on not being allowed to drill and blast the ore.

Production at Van Ryn was re-started in October 2003, but has had limited success in finding additional high grade pillars and was subsequently suspended again in June 2004.

Production from Snake Road was also started in October 2003. Rock breaking was limited to the use of hydraulic rock breakers and costly low impact explosives, resulting in poor economics. Snake Road mining operations were suspended in May 2004.

Grade Control

Grade control within the open pits was based on visual observations coupled with channel sampling results. Channel samples were cut at approximately 3 m intervals in the pit. The mining took place in 10 metre lifts. After the extraction of each lift, the floor was re-sampled, giving an effective coverage of 3 m x 15 m.

In almost all cases, ore material is readily distinguishable from waste and personnel trained in ore identification assist in ore extraction and defining waste and ore pit stockpiles. Reconciliation was loosely based upon the comparison between sample blocks and their original estimates prior to sampling. Comparisons were also made between sample stockpile grades and mill feed grades and the estimated grades of extracted blocks.

Underground Operations

The underground mining methods practised at Petrex are those which are generally employed to exploit shallow narrow reefs of mineralization of the Witwatersrand basin. Access to the reef is through reef drives driven along strike followed by raising or winzing (sinking) on reef. Payable blocks of reef are established by sampling the on reef development and current stope faces. Unpayable reef blocks might be left unmined. Regional and panel pillars are laid out in terms of the code of practice. Both updip mining and breast stoping configurations are applied. The mining strategy fully utilizes the flexibility provided by the low stress conditions and strong unjointed rock. The workings are shallow as there is an absence of seismic activity and high temperature mining conditions.

In the other deeper shafts where mining is taking place on the UK9A horizon at depths of between 600 and 700 m, current stoping is extracting small isolated blocks of payable reef within the large unpayable areas. As a result, the mining of these blocks will have little effect on surface. The UK9A is situated approximately 250 to 400 m above the extensively mined out Nigel or Main Reef. The isolated pillars left on the Main Reef horizon induce high stress on reef blocks on the UK9 horizon. The rock mechanics specialists have taken this factor into account when planning for future mining on the UK9A.

Clean efficient mining practices are mandatory to maintain planned ore grades delivered to the mill. Many of the reefs being mined are very thin (less than 20 cm), and the gold is in the softer matrix of the reef material which makes it susceptible to loss if not properly handled. Keys to efficient mining include:

•	control of stope heights (generally between 75 cm and 120 cm) to minimize dilution with the rock above and below the reef material,
•	precise control of drilling and blasting to minimize the amount of fines generated from the reef,
•	maintain short scraping distances to prevent milling of the ore and fines liberation during extractions from the mine,
•	complete extraction of reef from the stope area including sweepings from the floor of the stope,
•	control of water to prevent washing the fine, high grade particles away, and
•	removal and processing of any mud that is generated from the reef mining areas.

Mining practices in these very low stopes is very labour intensive. Miners working in these areas spend the majority of their shift working on their hands and knees. Air percussion drills are used for drilling blast holes, and conventional explosives are used to load the holes and blast the reef. Scrapers, cable winches that drag a bucket along the floor to remove the ore, are then used to “scrape” the material out of the working face and into scraper gullies. From here, additional scrapers are used to move the ore to the main haulage ways where it gets loaded into rail cars. The rail cars are then transported to the various shafts and the ore is either hoisted or conveyed to surface. At all but #4 shaft, the ore is loaded on trucks and hauled to the centrally located process plant. Ore from #4 shaft goes directly onto a conveyor, and is fed to the ore silo ahead of the SAG mills.

A project to manage the underground mud was initiated in 2004 and two thickeners were constructed to settle out the mud before being sent to the process plant. One thickener is on surface at the Marievale #2 (Nigel) and the other was constructed underground at Grootvlei #4 where the settled mud is pumped directly into the process plant. It is expected that from the middle of 2005 the mud production will increase to about 12,000 tonnes per month recovering about 870 ounces of gold per month. There are a number of additional areas containing significant amounts of mud that Petrex is evaluating but are not considered in the current LoM plan. None of the mud in the LoM plan is included in the mineral resources or mineral reserves.

Management of water in and from the underground workings is also critical for successful mining operations. Water is currently channelled to #3 shaft on the Grootvlei property for pumping to surface and treatment. Pumping rates vary between 60 and 85 megalitres per day depending on the season.

Development Projects

Refugio Property, Chile

Through a jointly owned operating company Maricunga, Bema owns a 50% interest in the Refugio Mine, a previously producing open pit, heap leach gold mine in Chile which was placed on care and maintenance in June 2001 pending higher gold prices. The remaining 50% interest in Maricunga is owned by Kinross, which acts as operator of the project.

The Refugio Mine facilities were constructed in 1995 and production began in 1996. Due to the mine’s poor cost performance in 2000, the low prevailing gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, Bema and Kinross agreed to cease mining operations effective from June 1, 2001. Maricunga has continued residual leaching of the heaps since the closure of the active mining operations, and recovered 25,970 ounces of gold in 2002, 14,440 ounces of gold in 2003 and 18,596 ounces of gold in 2004, of which the Company’s share is 50%. On November 26, 2003, the Maricunga Board of Directors, comprised of representatives of Bema and Kinross, approved the recommencement of gold mining operations at the Refugio Mine. This decision was based on a successful exploration drilling program in 2002 and 2003 that resulted in an expansion of proven and probable reserves sufficient for a mine life in excess of nine years (based on an assumed gold price of $350 per ounce). Completion of a construction retrofit and recommencement of active mining operations, originally scheduled for the fourth quarter of 2004, is now expected to occur during the second quarter of 2005. See "Recent Exploration and Planned Development".

Chile - Economic and Political Climate

Beginning in the late 1980’s with a referendum by the military government of Augusto Pínochet and successive elections in 1989 and 1993, the government completed its transition to a stable civilian democracy. Elections in December 1999 resulted in the current government led by President Ricardo Lagos.

Mining has historically been a significant factor in the Chilean economy. Given the history of mining in the country, Chile has the infrastructure and trained personnel required for modern mining operations.

There are currently no significant restrictions on the repatriation from Chile of earnings by foreign entities. Foreign entities have the right to repatriate from Chile their earnings after payment of all Chilean tax, including a tax on the amount of earnings distributed to foreign persons by way of a dividend, which, in the case of Bema, results in an effective combined tax rate on such earnings of 35%.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Bema is looking to recommence mining at and operate its Refugio Mine and develop the Cerro

Casale Deposit or that government regulations will not be changed in a way that will adversely affect Bema’s operations in the country. Based on a foreign investment contract DL600 signed with the Republic of Chile, foreign investors, such as Bema, may elect to be protected against possible future income tax increases exceeding 42%, in that foreign investors may elect on a one-time basis to fix their tax rate at 42% for a 20 year period. As the current effective combined tax rate is 35%, Bema has not made this election.

Acquisition of Refugio Property

Agreement with Compañía Minera Refugio (“CMR”)

In January 1993, Bema exercised its rights under an option agreement and acquired its 50% interest in the Refugio property from the original Chilean owner, CMR and concurrently CMR sold its 50% remaining interest in the core area of the Refugio property known as the Maricunga Ground (more specifically described below under “Property Position, Location and Access”) to Amax Gold, now Kinross (the “CMR Transaction”). See “Agreement with Kinross”.

As part of this transaction, Bema became responsible for payment of a net smelter return royalty to CMR on Bema’s share of production from the core area of the Refugio property, defined below as the Maricunga Ground. This royalty is payable by Bema to CMR on a sliding scale ranging from 2% (if the gold price is less than $340 per ounce) to 5% (if the prevailing gold price is equal to or exceeds $470 per ounce) with the royalty to be paid only until CMR has received the equivalent value of 37,000 troy ounces of gold. To date, Bema has paid approximately $3.34 million or the equivalent of 10,721 ounces of gold to CMR under this royalty for the period ending December 31, 2004.

Bema and CMR were initially equal partners on all of the Refugio property outside of the core Maricunga Ground. This surrounding area was intended to be explored and developed through jointly owned Compania Minera San Damian ("San Damián"). In 2001, CMR elected not to continue with its interest in San Damian and Bema completed an agreement with San Damian whereby, as per the original joint venture agreement, Bema acquired CMR’s interest in exchange for a 2.5% net smelter royalty. This royalty will commence upon commencement of production from the San Damian property and continue for up to a 40 year period.

Agreement with Kinross (formerly Amax Gold)

As part of the CMR Transaction, Bema and Kinross entered into agreements to proceed to jointly develop and exploit the defined mineral deposits located on the core Maricunga Ground (defined below). One of these deposits, the Verde Deposit, was exploited as the Refugio Mine until June, 2001 and is the deposit where mining has resumed for the recommencement of operations in mid 2005.

The operating corporation, Maricunga, which is held equally by Bema and Kinross, has agreements in place with Bema that allow Maricunga to mine geologically contiguous extensions of ore deposits found on the Maricunga Ground that extend onto the surrounding mineral claims and to use the area immediately surrounding the Maricunga Ground for project needs. Surface rights that cover the known mineralization on the Maricunga Ground and are being used for the mine facilities, are owned or controlled by Maricunga under lease or applications to purchase from Chilean governmental entities or agreements with Bema.

The overall management of Maricunga is vested in the board of directors of Maricunga which consists of four members, two each from Kinross and Bema. The Board Chairman, a Kinross appointee, has the deciding vote on non-strategic decisions, giving Kinross effective day-to-day operating control of the project. However, so long as Bema and Kinross each own 50% of the shares of Maricunga, all strategic decisions of Maricunga, such as significant capital expenditures, annual work programs and budgets effectively require unanimous Board approval at the Maricunga level.

Property Position, Location and Access

The Refugio property comprises certain core mineral claims and related rights owned by the operating company, Maricunga, as well as certain surrounding mineral claims and related rights owned by San Damian. The Company owns 50% of the shares of Maricunga and 100% of the shares of San Damian.

The core portion of the Refugio property owned by Maricunga hosts the Verde and Pancho Deposits and the Guanaco and Cerro Tinto exploration zones (the “Maricunga Ground”), including the Refugio Mine, and is comprised of the following claims, all located in the Maricunga Mining District in north eastern Chile:

(1)	Refugio Claims: 130 mineral claims covering a total area of approximately 1,600 acres; and

(2)	Buffer Zone Claims: An additional 345 mineral claims, covering an area of approximately 4,250 acres.

Maricunga also controls surface rights which overlie these mineral claims and provide the surface areas required for leach pads, waste dumps, camp and other facilities, as well as six government concessions for exploitation of underground water.

The portion of the Refugio Property surrounding the Maricunga Ground and owned by 100% owned San Damian comprises 53 constituted mineral claims covering a total area of approximately 9,991 hectares.

The geographic location of the property is at an altitude of 13,100 to 14,800 feet (4,000 to 4,500 metres) above sea level within the Atacama Desert in the Andes Mountains, some 800 kilometres north of the capital city of Santiago. The Refugio Property is accessed by a 3.5 hour drive on a good gravel road from the regional centre of Copiapo. Copiapo is a community of approximately 136,000 persons and is capable of providing the mining-oriented infrastructure required to provision and sustain mining operations.

The local topography is one of rounded, flat-topped hills. The climate at the Refugio Property is generally sunny with summer (November to late May) temperatures up to 20ºC during the day and below 0ºC at night and a winter temperature range of 0º to 5ºC during the day and down to -30ºC at night. Prior to 1997 Refugio had been operated through the Chilean winter without interruption. In 1997, however, the area faced the most intense series of winter storms in recent history, which storms caused interruptions in mining operations in June and July of that year. During 1998 Bema completed the construction of a new access road and rebuilt certain camp facilities to make them better able to withstand extreme weather conditions.

Fresh water is required for the heap leaching extraction process which Bema uses at the Refugio Mine. Although precipitation is limited in the area, subsurface water is available on and near the property. Three production water wells have been drilled on government water concessions held by Maricunga some 26 kilometres northeast of the Refugio Mine. Pump tests and sustained production from two of these wells for over nine years demonstrate sufficient capacity to support mining and leaching operations at the Refugio Mine for the foreseeable future.

Maricunga has to date generated electrical power for the Refugio Mine on-site with diesel generators but in connection with the planned recommencement of mining later this year, electrical power will be accessed from the national grid system over a new 110,000 volt powerline that has been constructed by Maricunga. A 23,000 volt powerline has also been constructed to the fresh water wells to alleviate the need to operate remote generators for the fresh water well pumps.

Geology and Mineralization

The Refugio property area is underlain by Upper Oligocene to Lower Miocene sediments and volcanics which have been intruded by numerous dacitic hypabyssal intrusives and breccias. Mineralized gold-copper stockworks occur in certain of these intrusives.

Previous exploration on the Refugio property by Bema has outlined two main areas of mineralization, the Verde Deposit mined as the Refugio Mine, and the Pancho gold-copper deposit. Both deposits are large, disseminated, gold-copper and quartz-magnetite stockwork systems related to porphyritic, hypabyssal, dacitic intrusive bodies. The Pancho deposit is located two kilometres northeast of the Verde deposit.

Mineralized stockwork fracturing along a north 40º west trend at the Pancho and Verde zones is thought to be related to tensional fractures associated with the north-south regional faults. The north 40º west mineralizing trend is common in other deposits in the Maricunga District which are currently under development.

Common to both deposits is gold and copper mineralization in association with areas of extensive silicification, quartz-magnetite disseminations, quartz-magnetite stockwork, sheeted quartz-magnetite veins, supergene argillic alteration and hypogene quartz-sericite alteration.

Verde and Pancho Deposits - Reserve and Resource Estimates

A total of 56,000 metres of drilling was completed during 2002 and 2003 on the Verde and Pancho deposits. As a result of the drilling (combined with previous drilling programs), the mineral resources and mineral reserves for both deposits were estimated by the technical staff of Kinross in August, 2003. The reserve calculations were updated by Kinross as of December 31, 2004 and were generated using a gold price of $350 per ounce. There is no material difference between the August 2003 calculations and the 2004 update.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Methodology The 2003 resource model was based on the following number of drill holes:

	Reverse Circulation Holes		Diamond Drill Holes

Deposit	# Holes	Metres	# Holes	Metres

Verde	472	59,979	189	45,477

Pancho	78	16,094	69	14,146

Total	550	76,073	258	59,623

The drill data is stored in a relational database that has been verified for accuracy by Bema and Kinross personnel. A detailed quality control program has been carried out on all drill programs completed on site. An external consultant, designed and monitored the Kinross drill program completed in 2002 and 2003. All drill samples were prepped at the Refugio site at a prep facility managed by an independent analysis lab. Pulp samples were analyzed off site by the independent lab. Bema believes the database used as the basis of the resource estimate is valid and of acceptable quality for estimating resources.

Lithology and oxidation solid models were built from sectional and level plan geologic interpretations. Cumulative frequency curves indicated that gold assays should be capped at 6 to 6.5 g/t gold. The solid models were filled with blocks having dimensions 20 x 20 x10 m. Sub-celling was allowed to maintain detail at lithology, oxidation and topography boundaries. Blocks used for the Pancho deposit model had dimensions of 20 x 20 x 20 metres.

Gold grades were interpolated using ordinary kriging as the primary grade estimation tool. Inverse distance and nearest neighbour interpolations were also run as verification checks. Grade interpolation and resource class was controlled by variograms for each rock/ore type. Copper grades and cyanide soluble copper assays were also interpolated into the Pancho deposit block model.

Resource Classification

Measured Resources	Blocks required 4 composites from at least two drill holes and located within two different octants within the first search ellipse limit derived from variography.

Indicated Resources	Blocks required 4 composites from two different octants and found within the second search ellipse limits having the axes equal to half the variogram distance.

Inferred Resource	Blocks required 4 composites from a minimum of one drill hole located in two different octants and found within the third search ellipse limits defined by the maximum variogram range.

Verde and Pancho Deposits - Reserve Statement

The conversion of resources to proven and probable reserves involves the application of economic parameters, a mining plan and commodity prices to establish a mineable reserve. Reserves are reported at two different gold prices ($350 and $400). The remaining resources are calculated within a larger pit shell defined by a gold price ($50 more than the stated reserve gold price) and are reported exclusive of the reserves. The two cases are reported below.

Case 1

Reserves	evaluated at $350 per ounce of gold price.

Resources
evaluated using a $400 per ounce of gold pit shell. Resources are reported exclusive of the reserves as material that occurs between the $350 per ounce of gold price design pit and the optimized $400 per ounce of gold pit shell.

Case 2

Reserves	evaluated at $400 per ounce of gold price.

Resources
evaluated using a $450 per ounce of gold pit shell. Resources are reported exclusive of the reserve material that occurs between the $400 per ounce of gold price design pit and the optimized $450 per ounce of gold pit shell.

Verde and Pancho Deposits
Proven and Probable Reserve Estimates at $350 Gold Price(1)

Reserve Classification	Tonnes (000’s)	Average Gold Grade (g/t)	Contained Gold(1)(2) Ounces (000’s)
Proven Stockpiles Total Proven Probable	98,162.2 157.8 98,320.0 25,734.0	0.88 1.11 0.88 0.79	2,769.4 5.6 2,775.0 658.0
Total Proven & Probable	124,054.0	0.86	3,433.0

(1)	Bema has a 50% interest in these reserves.
(2)	Subject to recovery losses.

Estimated resources for the Verde and Pancho deposits were calculated by Kinross in August 2003 and updated as of December 31, 2004. Resources consist of ore blocks above a 0.4 g/t cut-off grade that are confined within a $400/oz per ounce of gold pit shell, and are exclusive of the estimated reserves set out above.

Verde and Pancho Deposits - $400 Resource Estimates(`1)(5)

Resource Classification	Tonnes (000’s)	Average Gold Grade (g/t)	Contained Gold(2)(3)(4) Ounces (000’s)
Measured Indicated Total Measured and Indicated	43,376.0 23,231.0 66,607.0	0.78 0.68 0.74	1,082.0 511.0 1,593.0
Inferred within $400/ounce pit shell	6,876.0	0.62	137.7

(1)	Exclusive of proven and probable reserves.
(2)	Bema has a 50% interest in these resources.
(3)	Subject to mine planning, recoveries and infill drilling to be converted to reserves.
(4)	Subject to mining dilution and recovery losses.
(5)	Resource ore blocks are confined within a $400/oz Au pit shell.

As current gold prices are significantly above the $400 per ounce pit shell and $350 per ounce reserve that are reported above, Kinross performed the same reserve and resource calculations as of December 31, 2004 using gold prices of $450 per ounce to establish the pit shell for resources and $400 per ounce to calculate the reserves. This alternative case estimate is presented below.

Verde and Pancho Deposits
Proven and Probable Reserve Estimates at $400 Gold Price(1)

Reserve Classification	Tonnes (000’s)	Average Gold Grade (g/t)	Contained Gold(1)(2) Ounces (000’s)
Proven Stockpiles Total Proven Probable Total Proven & Probable	138,681.2 157.8 138,839.0 49,888.0 188,727.0	0.85 1.11 0.85 0.74 0.82	3,783.4 5.6 3,789.0 1,192.0 4,981.0

(1)	Bema has a 50% interest in these reserves.
(2)	Subject to recovery losses.

These reserves indicate the potential for the Verde and Pancho pits to expand. The additional tonnes included in the $400/oz pit would extend the mine life by approximately 5 years. To date, Maricunga has not completed a detailed life-of-mine plan on these alternative case reserves.

The following resources consist of the ore blocks above a 0.4 g/t cut-off grade that are confined within a $450/oz Au pit shell, and are exclusive of the estimated reserves set out above.

Verde and Pancho Deposits - $450 Resource Estimates(`1)(5)

Resource Classification	Tonnes (000’s)	Average Gold Grade (g/t)	Contained Gold(2)(3)(4) Ounces (000’s)
Measured Indicated Total Measured and Indicated	30,823.0 24,503.0 55,326.0	0.69 0.66 0.67	680.0 518.0 1,198.0
Inferred with $400/ounce pit	16,344.0	0.56	294.0

(1)	Exclusive of proven and probable reserves.
(2)	Bema has a 50% interest in these resources.
(3)	Subject to mine planning, recoveries and infill drilling to be converted to reserves.
(4)	Subject to mining dilution and recovery losses.
(5)	Resource ore blocks are confined within a $450/oz Au pit shell.

Wes Hanson, Geologist with Kinross is the Qualified Person within the meaning of National Instrument 43-101 who has supervised the preparation of the resource and reserve estimates.

Kinross Technical Services verified the initial database for purposes of these estimates. Original drill logs, assay certificates, survey worksheets and other original data were located and used to verify the data contained in the database. Verification of the historical data includes: collar location, collar azimuth and dip, downhole azimuth and dip, total gold and copper analyses, cyanide soluble gold and copper analyses, primary lithology code, primary alteration code and primary oxidation codes. Assay certificates and original logs were found for approximately 80% of the historical data. Brian Scott, Chief Geologist, is Bema's Qualified Person with respect to the verification of this disclosure.

Mining and Processing

Mining of ore at the Refugio Mine began December 1995, with ore processing commencing in January 1996, and the first gold pour achieved on April 13, 1996. The mine officially commenced commercial production on October 1, 1996.

Mining and crushing operations at the Refugio Mine were temporarily shut down in November 2000 due to a dispute with the mine’s operator and poor operating performance. Mining and crushing operations at the Refugio Mine recommenced temporarily on December 16, 2000. The Company and Kinross, the other 50% owner of the Refugio Mine, had agreed to recommence mining until May 31, 2001 based on a jointly approved 2001 budget that took advantage of favourable mining and heap leaching conditions during the Chilean summer and reflected changes and repairs made to the crushing plant while mining was suspended. Both crusher throughput and gold production exceeded budget for the last five months of operations (January through May, 2001). Due to the mine’s poor cost performance in 2000, the low gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, the Company and Kinross agreed to cease mining effective June 1, 2001 and commence residual leaching as active mining activities were placed on care and maintenance, pending higher gold prices. Since mining operations were suspended, residual leaching has continued. The remainder of the facilities remain on care and maintenance.

The transformation from mining to residual leaching operations proceeded as planned and on budget. Residual leaching has continued since mining operations were suspended and is currently ongoing. Official production from residual leaching concluded at the end of May 2002. The additional recovery of gold during the fourth quarter of 2002 and for all of 2003 and 2004 has been considered, for accounting purposes, as a credit against the care and maintenance costs, recorded in the Statement of Operations of the Company’s consolidated financial statements. During 2002 the recovery plant was closed during the Chilean winter (June through September) to reduce the required manpower at site and associated holding costs. In 2003, modifications were made to allow for continuous operation of critical sections of the gold recovery plant while at minimum crew levels during the Chilean winter. Each year, full leaching operations resume again in October, the Chilean spring. Gold recovery from residual leaching has continued to have an incremental benefit and has reduced the care and maintenance costs of the property through 2004, and will continue to do so until the planned recommencement of active mining operations in the second quarter of 2005. Total gold recovered in 2002 was 25,970 ounces (12,985 ounces attributable to the Company). Gold recovery for 2003 was 14,440 ounces (7,220 ounces attributable to the Company), and gold recovery for 2004 was 18,596 ounces (9,298 ounces attributable to the Company). The Company estimates that 10,000 ounces of gold (5,000 ounces attributable to the Company) will be recovered from January through May 2005, from residual leaching.

Recent Exploration and Planned Development

A $5.4 million program (the Company’s share 50%) consisting of $5.2 million for exploration and development drilling and metallurgical testing and $200,000 for feasibility studies was approved by the Company and Kinross in 2002. All of the field work associated with this program has been completed. The goal of this program was to increase the mineable reserves which would increase the mine life and, as a result, improve project economics. Drilling and metallurgical test work began during the fourth quarter of 2002 and was completed by the end of 2003.

The resulting 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% planned expansion of daily throughput compared to historic production levels. An independent third party managed various aspects of the site test work, and completed certain feasibility studies in September of 2003 which addressed all aspects of recommencement of production at Refugio. These studies included a review of the mineral resources and reserves calculated by Kinross, metallurgical recoveries for the Verde and Pancho deposits, manpower, operating costs, capital costs, the estimated construction schedule and an estimated production schedule after start-up. The studies also included a number of trade-off studies for power supply, processing options and plant configurations. Initially the Verde pits are scheduled to produce 40,000 tonnes of ore per day which will be crushed and placed on the leach pads. Subsequently, the new Pancho pit, expected to be mined at 35,000 tonnes of ore per day, will extend the mine-life to approximately 9 years at an assumed gold price of $350 per ounce.

The final studies completed by Maricunga and Kinross in November 2003 indicate that life-of-mine annual gold production is expected to range from 230,000 to 260,000 ounces on a 100% basis at a projected total cash cost averaging approximately $228 per ounce of gold.

Results of the 2003 metallurgical tests were very similar to previous programs. Both the Verde and Pancho deposits remain amenable to crushing and heap leach gold extraction. It is not economically justifiable to convert the Refugio plant to a milling operation. Recoveries would be higher for a milling operation, but do not support the additional capital expense and increased operating costs. Higher grade copper zones in the Pancho deposit will require additional metallurgical test work to determine the best processing option and crush size.

Some of the waste at Verde and Pancho is acid generating. Potential problems with acid generation is expected to be mitigated with waste dump planning by placing the potential acid generating material internally in the dump so it is not exposed to natural water flows or water flows as a result of melting snow.

In November 2003, the Company and Kinross approved the recommencement of gold operations at the Refugio Mine. Initial capital costs on a 100% basis for the expanded project were originally estimated at approximately $71 million (the Company’s share is 50%) to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet was to be purchased and was anticipated to be financed through a capital equipment lease of approximately $30 million. Operating costs associated with residual leaching and property maintenance were budgeted at $5.7 million (100% basis) for 2004, and were considered as additional holding costs during the construction period. Major capital items include plant modifications and upgrades, a modest pre-stripping program and 110-kilometre power line, connected to the Chilean grid, which would replace the previous diesel-generated power. Completion of construction and recommencement of active mining operations was scheduled for the fourth quarter of 2004, however, delays in engineering and site construction activities have resulted in this date being delayed to the second quarter of 2005. The Company had previously indicated that the initial estimated total costs had increased by approximately 10%, however, with the delay in the recommencement of mine operations to the second quarter of 2005, the estimated total costs are now expected to be higher. The Company expects to be able to provide updated capital cost numbers during the second quarter of 2005. Bema is funding its 50% share of the capital requirements for recommencement from a portion of the proceeds from a $70 million principal amount offering of convertible notes completed in the first quarter of 2004. As a result, Bema's share of production at Refugio is expected to have no project debt (see "Material Contracts).

It is the Company's expectation that the start-up of the crushing facilities will commence by May 1, 2005, and a two-month ramp up period is projected prior to reaching full plant capacity of 40,000 tonnes per day. As a result, Bema's share of projected production at the Refugio Mine for the remainder of 2005 is expected to be approximately 50,000 ounces of gold (excluding recovery of gold from residual leaching from January through May). The Company has revised its operating model to reflect the new gold production estimate and now projects that total operating costs for 2005 will be $298 per ounce, slightly higher than the Company's new life of mine projections for the Refugio Mine of approximately $250 per ounce, due to the ramp up period. These projections have been estimated by the Company and are not necessarily the view of the Company's joint venture partner, Kinross.

The combination of improved gold prices and expanded reserves resulted in robust economics being projected for the expanded Refugio Mine operation. At the November 2003 base case gold price of $350 per ounce, the proven and probable reserves (100% basis) are estimated at 124 million tonnes at a grade of 0.86 grams of gold per tonne for 3.4 million contained ounces of gold. The base case project economics indicate a projected pre-tax internal rate of return (“IRR”) of almost 21% and an estimated payback of approximately 3.8 years. The sensitivity analysis of the project economics yields a projected IRR of approximately 34% and an estimated payback of 2.6 years at a gold price of $400 per ounce.

Construction Activities

The contract for engineering, procurement, construction and management (“EPCM”) was awarded by Maricunga and Kinross to M3 Engineering & Technology Corp. (“M3”) located in Tucson, Arizona. Maricunga had involved M3 in a review of its internal feasibility study, focusing on capital costs and the construction schedule. Engineering and procurement activities began immediately after Maricunga Board approval for construction and recommencement of mining operations was granted on November 26, 2003. The EPCM contract was split into two main areas, M3 responsibility and Maricunga responsibility. Items that were the responsibility of Maricunga include obtaining the mining fleet, items specific to the adsorption, desorption and recovery ("ADR") plant and leach pads, and maintenance related items for the existing equipment such as the generators, primary crusher and tertiary crushers.

Major recommencement and construction activities included the following:

•	Obtain a new mining fleet through a capital lease

•	Upgrade the crushing and material handling systems to achieve an average production rate of 40,000 tpd
	–	Replace the secondary crushers with more powerful units
	–	Move the primary screens outside of the fine crushing building
	–	Upgrade all conveyors and chutes
	–	Install a bin and feeders for the secondary crushers to fully utilize their capacity

•	Install dust extractions systems for all significant dust sources

•	Dust control at the primary ore stockpile

•	Connect the Refugio facilities to the Chilean electrical power grid
	–	Install a new 110,000 volt powerline from the Copiapo area to the mine site
	–	Install a new 23,000 volt powerline from the camp to the fresh water wells
	–	Upgrade the site electrical power distribution system to a higher voltage

•	Truck wash bay for better maintenance of the mining fleet

•	Crusher maintenance shop

•	Complete repairs and winterization of the existing facilities
	–	Camp repairs and expansion for construction crews

	–	Mine office repairs and expansion for construction crews
	–	Truck shop and warehouse repairs
	–	Fine crusher building repairs
	–	Kitchen and dining facilities repairs and expansions

•	ADR plant and leach pad repairs and expansions
	–	Overhaul of all ADR equipment
	–	Repairs of both ponds and the exposed liner of the existing leach pads
	–	Construct a new leach pad area

To date, construction at site is nearly complete. The Company estimates that construction activities will not be at a stage where all of the crushing and material handling facilities will be on line until the end of April, 2005. Delays in engineering have resulted in delays in procurement and site construction.

The Company is forecasting approximately 100,000 ounces of gold production (100% basis), and an additional 10,000 ounces of recovered gold from residual leaching for 2005. This is based on a May 1, 2005 start date and includes an anticipated two-month ramp up period where crusher throughput is estimated to average 15,000 tpd during May and 25,000 tpd during June. Because construction delays have moved the start-up date to the beginning of the Chilean winter months, a significant amount of the recoverable gold being placed on the heaps will remain in inventory until the first quarter of 2006, hence a production estimate of approximately 100,000 ounces of gold for the second half of 2005 (100% basis). The Company has estimated that the total cash operating costs for 2005 will be $298 per ounce of gold due to the ramp up period and recovery curve estimates. The Company has also completed a new LoM plan that includes estimated increases in fuel and labour costs. This plan indicates that the LoM total cash operating cost will be approximately $250 per ounce of gold. A new detailed LoM plan is in progress and is scheduled to be completed by Maricunga and Kinross by June 2005.

Permitting/Environmental

Recommencement of mining and processing operations at Refugio can be done under the existing operating and environmental permits which remain in good standing. A number of the modifications being made to the facilities were done in part to assure that Maricunga can meet the conditions of the existing operating permits. Examples of this include upgrades to the fine crusher building to control spillage and dust, and upgrades to the camp facilities to assure that existing safety and health standards are met.

New permits were required for construction of the power line to the site. This included completing archeological studies along the proposed route, as well as the collection of base line environmental data. Approval for the installation of the power line has been granted.

The conclusions reached in Maricunga's economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist during recommencement and operation of the Refugio Mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Aldebaran Property, Chile

The Aldebaran Property is owned by CMC, a Chilean contractual mining company. CMC is indirectly owned 24% by Bema, 25% by Arizona Star and 51% by Placer Dome, subject to the CMC Shareholders’ Agreement with Placer Dome and Arizona Star described below. The Aldebaran Property is being managed by Placer Dome as operator, however, Bema has representation on the board of directors of the operating company, CMC, and on management and technical committees.

The description of the Aldebaran Property contained in this Annual Information Form, including, but not limited to, the description of feasibility studies and technical reports, estimates of resources and reserves, and other estimates and projections relating to the Aldebaran Property, supersedes all prior statements made by the Company with respect thereto.

Acquisition of Aldebaran Property

Bema originally acquired a 49% interest in the principal portion of the Aldebaran Property from Minera Anglo American Chile Limitada (“MAAC”) for total consideration of $4,000,000 and a sliding scale net smelter return royalty payable on Bema’s share of production, which royalty obligation commences at a level of 1% at $425 per ounce gold, and increases if gold prices go higher, subject to a maximum royalty amount payable of $3,000,000.

Arizona Star had originally earned a 51% interest in the principal portion of the Aldebaran Property in September 1994, by incurring an aggregate of $4,000,000 in exploration expenditures and paying $2,000,000 to MAAC. Bema owns approximately 5% of the shares of Arizona Star.

On a portion of the Aldebaran Property that was separately, and subsequently, acquired by Arizona Star from MAAC, known as the Yeguas Heladas claims, Bema also acquired a 49% interest by reimbursing Arizona Star for $150,000 of acquisition costs and subsequently paying 49% of the remaining $2,500,000 of acquisition costs to MAAC.

Pursuant to the Shareholders’ Agreement, Bema and Arizona Star proportionately transferred to Placer Dome a 51% interest in the Aldebaran Property. In consideration, Placer Dome paid Bema and Arizona Star $10 million cash ($4.9 million to Bema and $5.1 million to Arizona Star) and subscribed by way of private placement for an additional $10 million of shares of Bema and Arizona Star (including 907,807 Common Shares for proceeds of $4.9 million). Under the terms of the Shareholders’ Agreement, Placer Dome was required to obtain a final feasibility study on the Cerro Casale gold-copper deposit by February 2000 and expend additional funds in the same two year period on other exploration targets on the Aldebaran Property. In January 2000, the required final feasibility study and other required exploration work were completed (see “Feasibility Study” below). Pursuant to the terms of the Shareholders Agreement, Placer Dome, having obtained the final feasibility study within the required 24 month period, can maintain its 51% interest in the Aldebaran Property by electing to proceed with development of the mine and then arranging up to $1.3 billion of project construction financing and commencing construction of the mine. Project financing would include a $200 million equity contribution to be made by Placer Dome on behalf of all the CMC shareholders.

On September 28, 2004, Bema, Arizona and Placer Dome announced they had reached an agreement on certain amendments to the Shareholders’ Agreement. In the amendments to the Shareholders’ Agreement, the companies have agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders’ Agreement. The amendments also provide for the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities. In return for compensation and as part of the amendments, Placer Dome has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans. Placer Dome issued a certificate under the Shareholders’ Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. In parallel, Placer Dome stated that they continue to advance discussions on key commercial contracts and long-term marketing off-take arrangements.

Subject to the terms of the Shareholders' Agreement, Placer Dome may be required to arrange $1.3 billion in financing, including $200 million in equity, on behalf of all partners. Placer Dome may be required to provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior loans. The senior loans, if arranged, will be for an amount that is not less than 50% of the initial project capital requirements. Subject to the terms of the Shareholders’ Agreement, Placer Dome has at least fifteen months (presently ending December 28, 2005) to arrange such financing. Any capital requirements exceeding $1.3 billion of the financing provided or arranged by Placer Dome are required to be funded pro-rata by the partners. Based on the updated capital cost estimate, these amounts would be approximately $100 million for each of Bema and Arizona Star.

Should financing under the terms of the Shareholders’ Agreement not be available on reasonable commercial terms, the project may revert to non-financeable status. In such case Placer Dome’s interest in the project would remain intact, with obligations under the Shareholders’ Agreement remaining in place. Should Placer Dome elect to no longer seek such financing, then by the terms of the Shareholders’ Agreement its 51% interest will be transferred pro rata to Bema and Arizona, for a nominal payment.

New Technical Report

Bema commissioned a technical report (the "AMEC Report") dated March 22, 2005 prepared by AMEC Americas Limited ("AMEC") on the Aldebaran Property/Cerro Casale deposit which has been filed and is available for review at www.sedar.com. Larry P. Smith of AMEC is the Qualified Person defined under National Instrument 43-101 for the AMEC Report.

The AMEC Report reviewed the 2000 Feasibility Study and the March 2004 Update, particularly the mineral resource and mineral reserve estimation work done to date. AMEC was to determine if this estimation work was carried out in accordance with industry standard practices and if the mineral resource and mineral reserve estimates in the 2000 Feasibility Study and March 2004 Update are compliant with CIM Standards and National Instrument 43-101.

The technical information in the following sections concerning the Aldebaran Property/Cerro Casale deposit is derived from the AMEC Report.

Property Position, Location and Access

The Aldebaran Property is located at the southern end of the Maricunga Mining District of Chile, approximately 145 kilometres southeast of the city of Copiapo and approximately 30 kilometres south of Bema’s Refugio Mine.

The Aldebaran Property, which includes the Cerro Casale deposit, is comprised of the Horus 1-280, Olimpo 1-293, Marte 1-300, Cachito 1-1,298 and Nevado 1-840 mineral claims and several smaller claims totaling approximately 15,000 hectares.

Access to the Aldebaran Property from Copiapo is via 179 kilometres of road, of which 25 kilometres are paved. This new road, passing close to La Guardia and following the Rio Turbio eliminates the need to cross any high mountain passes. The maximum elevation of the new road is its termination at the minesite. Maintenance of the lower section of this road is shared with Maricunga, operating company for the Refugio Mine.

Exploration History

The Aldebaran Property was held by MAAC from 1983 to 1991. MAAC’s work over a number of field seasons identified several target areas on the property but the Cerro Casale deposit was the most obvious bulk mineable gold target on the Aldebaran Property and consequently received the most attention. MAAC’s work on Cerro Casale outlined a northwest-southeast oriented zone of strong quartz stockwork development containing significant gold values together with widespread hydrothermal alteration.

Arizona Star started exploration work in March 1991 and aggregate exploration and development expenditures on the Aldebaran Property, excluding acquisition costs, were approximately $40.6 million to December 31, 1997 of which Bema funded $16.7 million. Exploration to that date had focused primarily on the Cerro Casale deposit and a feasibility study on the initially outlined near surface gold oxide deposit was partially completed in November 1995, however, finalization of this feasibility study was suspended because of the discovery of a large gold-copper porphyry system below the near surface oxide deposit.

In March 1996, deep drilling in reverse circulation hole 176 intersected a breccia zone which contained 42 metres of 17.7 g/t gold and 1.5% copper. As a result of this hole and several other deep reverse circulation drill holes that bottomed in gold copper sulphide mineralization, Bema and Arizona Star decided to halt work on the near surface oxide deposit and continue with a deep diamond drill program.

Further deep drilling has since outlined a large gold-copper porphyry deposit at Cerro Casale, which contains a substantial tonnage of sulphide mineralization. The Cerro Casale deposit is a gold-copper porphyry sulphide deposit. Gold-copper mineralization is contained within a strong stockwork system hosted by potassicly altered intrusive rocks. The copper has been leached out of the oxide part of the deposit with some copper being reprecipitated at the oxide-sulphide boundary to form a poorly developed enriched blanket. An independent prefeasibility study completed in October 1997 recommended proceeding with a final feasibility study. A final feasibility study on Cerro Casale and exploration work on other areas of the Aldebaran Property were completed in January 2000. An update to the feasibility study was completed in March, 2004. The feasibility study and update are summarized below (see "Feasibility Study - 2000").

Project Description

The Cerro Casale project envisions a conventional open pit and milling operation producing 150,000 tonnes per day of gold and copper ore from a porphyry gold-copper deposit. Ore will be processed in a semi-autogenous grinding (SAG) mill and flotation concentrator. A concentrate slurry will be pumped to the port at Punta Padrones near Caldera via a 250 km pipeline. Water for mine, mill and camp facilities will be pumped from well fields 120 km northeast of the project. Total mine life will be 18 years.

Feasibility Study - 2000

In January 2000, the 2000 Feasibility Study was completed on the Cerro Casale deposit. The study was undertaken to investigate the technical, environmental and economic aspects of the Cerro Casale Project. A project base case (“base case”) was selected and sensitivities were evaluated with variations in capital costs, operating costs and metal prices. The 2000 Feasibility Study confirmed that the Cerro Casale deposit was technically feasible as a large scale gold copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper.

The 2000 Feasibility Study contemplates a large scale open-pit gold copper mine, with estimated mineable proven and probable reserves containing 23 million ounces of gold and six billion pounds of copper from 1.035 billion tonnes of ore grading 0.69 g/t gold and 0.26% copper using a gold price of $350 per troy ounce and a copper price of $0.95 per pound. The study concludes that the optimal processing rate would range from 150,000 to 170,000 tonnes per day for a projected average production of 975,000 ounces of gold and 287 million pounds of copper annually over an 18 year mine life. Cash operating costs, net of copper and silver credits were projected at $98 per ounce of gold, while total costs per ounce of gold, including operating costs and initial and ongoing capital costs, are estimated to average $203 per ounce of gold, net of copper and silver credits. Initial capital costs, before financing costs, were estimated in the 2000 Feasibility Study at $1.43 billion.

During 2003 and early 2004, as a result of improving metal prices, the capital and operating costs for the 2000 Feasibility Study were updated (the "March 2004 Update") and these results were reported on April 6, 2004. The March 2004 Update indicates an increase in project capital costs from $1.43 billion to $1.65 billion. The project capital cost estimate, in the March 2004 Update, includes a contingency of $148 million compared to $128 million in the 2000 Feasibility Study. Site operating costs increased marginally from $4.70 to $4.90 per tonne milled, while offsite operating costs decreased by approximately $0.08 per tonne milled. Assuming a copper price of $0.95 per pound and a silver price of $5.50 per ounce, Cerro Casale’s cash operating costs are now projected at approximately $115 per ounce of gold (net of copper and silver credits) and total costs including amortization and depreciation of capital are projected at approximately $225 per ounce.

Technical aspects of the 2000 Feasibility Study including the reserve estimate were not updated so they remain unchanged from the original study. Opportunities to optimize technical aspects of the project were identified during the update and these are now being evaluated. Test work is underway to aid in evaluations of the grinding circuit, optional treatment of oxide material, design parameters for the cleaner tail leach circuit and concentrate off-take agreement options.

Project Location and Climate

The Cerro Casale gold-copper deposit is located in Region Three of northern Chile. The city of Copiapo is 145 km northwest of the deposit. The approximate geographic coordinates of the project are 27o 47' S and 69o 17' W. The international border separating Chile and Argentina is located approximately 20 km to the east.

The project is located in an area of major relief, with local variations in topography ranging from 3,700 to 5,800 metres in elevation. The top of the Cerro Casale deposit is located at an elevation of 4,450 metres.

The climate is typical for the northern Chilean Andes. Precipitation is generally limited to snowfall in April through September and rain is rare. Daytime temperatures in summer months get up to 23°C, with night-time lows of 5°C. Daytime temperature in winter is around freezing, with night-time temperatures dropping to -15°C.

Vegetation is sparse and generally restricted to small plants, mostly along stream beds and river courses.

The terrain surrounding the Cerro Casale deposit is adequate for construction of administration, camp and mine facilities, as well as mill, concentrator, tailings and waste rock disposal facilities.

The project is approximately 180 km by road from Copiapo. The initial 25 km is paved highway leading south from Copiapo. After this, a 155 km gravel road winds its way through the Andes Mountains to site. Total driving time from Copiapo to site is about 3 hours.

Copiapo is served by a national airport with daily flights from Santiago. The city has most major services and utilities and serves as a regional centre for this part of Chile. The population of Copiapo is approximately 136,000.

Project Ownership, Mineral Rights and Water Rights

The Cerro Casale Project is owned by Compania Minera Casale ("CMC"), a contractual mining company formed under the laws of the Republic of Chile.

CMC owns 30 claim groups containing 4,105 patented mining claims and totalling 19,955 hectares. Some of these claims partially overlap each other, reducing the actual ground covered by all patented mining claims to an area of 19,520 ha. All mineral rights are protected according to Chilean law, by payment of a mining patent.

Water exploration concessions are held in three areas: Piedra Pomez, Pedernales and Cerro Casale. Piedra Pomez and Pedernales are located 121 km and 210 km, respectively, north of Cerro Casale.

CMC holds permits for 17 wells drilled at Piedra Pomez with a total yield of 1,237.62 lps. This area is expected to be the principal source of water for the Cerro Casale project.

There are no existing impediments to obtaining easements for rights of way for access roads, water pipelines or concentrate pipelines.

Minera Anglo American Chile Limitada ("MAAC") and its affiliates are owed a royalty from production from the Cachito and Nevado mining concessions, which cover all of the Cerro Casale deposit. The royalty is capped at $3.0 million and varies from 1.0% to 3.0% of Net Smelter Returns based on the gold price ($425 to $600/oz, respectively).

Permitting and Environmental Studies

Ongoing environmental studies for the Cerro Casale Project were initiated by CMC in 1998. The scope of these studies includes baseline assessments of the main environmental components comprised of physical (surface and groundwater quality, hydrology, hydrogeology, soil, air, meteorology, etc.), biological (vegetation and fauna), cultural (archaeological) and human resources. Engineering assessments, impact evaluations and development of environmental management plans also form part of environmental studies developed for the project. The study area covered the location of all project components including the proposed water supply well field located in the Piedra Pomez sector, the water pipeline from Piedra Pomez to Cerro Casale, mine site components (open pit, waste rock dump, tailings impoundment, support infrastructure and camp) in the Cerro Casale sector, the concentrate pipeline from Cerro Casale to the proposed port site at Punta Padrones and the proposed port site itself.

These studies led to the preparation of the Environmental Impact Study ("EIS") presented to the Government of Chile’s responsible authority, COREMA, on March 12, 2001. Following a documented review process, approval for this EIS was granted on February 1, 2002. Through this approval the project has secured an important environmental authorization.

Based on AMEC’s review of the project, five items have been identified as potential environmental exposures that will require more study as the project advances. These include:

1.
Environmental Approval of Power Supply Infrastructure. The future supplier of electrical power will need to obtain environmental permits for construction of power lines. It is reasonable to expect that administrative approval of power supply infrastructure will be granted.

2.
Environmental Approval of Port Facilities. CMC will need to obtain permits to build additional port facilities for concentrate shipping. It is reasonable to expect that CMC will negotiate terms for use of the port and that the necessary permits for construction of port facilities will be granted by the Chilean government.

3.
Acid Rock Drainage ("ARD") potential. There is still uncertainty regarding if mine wastes from Cerro Casale will produce ARD. The potential for elevated concentrations of base metals such as copper and zinc is yet to be determined. ARD assessment work to date has shown that most of the sulphur occurs as sulphate minerals which readily dissolve in water, and could potentially result in drainage waters that carry over 1,000 milligrams per litre of sulphate. Preliminary models of waste rock water infiltration, however, show that there will be no net infiltration in periods with average annual precipitation and low (10-15 mm/yr) infiltration in years with higher than average precipitation. ARD potential deserves additional study.

4.
Impacts on surrounding water systems from water take operations conducted in the Piedra Pomez well field. Permits for use of ground water in the Piedra Pomez basin have been granted by the Chilean Government.

Groundwater exploration programs carried out by Placer Dome contractors have identified the Piedra Pomex basin as an endorreic system, or closed topographic and hydromorphic basin, based on geochemical studies. The geology of the basin is such that the basin may not be closed geohydrologically. Additional work may be warranted to confirm the lack of a hydrological connection with surrounding surface water systems.

5.
Downstream impacts from operation of tailing impoundment and waste rock dump facilities. The tailings impoundment is based on conceptual designs and further study of the potential of seepage from the impoundment should be carried out in the future. The potential downstream impact of ARD should be revisited once more information regarding ARD potential is developed.

The next step in relation to the environmental process will be to obtain sectorial permits from the various agencies that have authority over environmental resources and construction, operation and closure of project infrastructure.

Geology

The Cerro Casale gold-copper deposit is located in the Aldeberan subdistrict of the Maricunga Volcanic Belt. The Maricunga belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centers that extend for 200 km along the western crest of the Andes. The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold-copper deposits, including Cerro Casale, Refugio, Marte and La Copia, as well as numerous other smaller mineral prospects. The volcanic rocks overly older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Reverse faults parallel to the axis of the Andes have uplifted hypabyssal intrusive rocks beneath the extrusive volcanics, exposing porphyry-hosted gold-copper deposits in the Aldebaran area such as Cerro Casale, Eva, Jotabeche, Estrella and Anfiteatro. Composite volcanic centers are still preserved in the immediate Cerro Casale area at Volcan Jotabeche and Cerro Cadillal.

Extensive hydrothermal alteration consisting of quartz-feldspar veinlet stockworks, biotite-potassium feldspar, quartz-sericite and chlorite occurs in these intrusive centers. Gold-copper mineralization is principally associated with intense quartz-sulphide stockworks, potassic and phylliic alteration.

Mineralization and Alteration

Gold-copper mineralization occurs in quartz-sulphide and quartz-magnetite-specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks. Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed.

Mineralization extends at least 1,450 m vertically and 850 m along strike. The strike of mineralization follows WNW fault and fracture zones. The main zone of mineralization pinches and swells from 250 to 700 m along strike and down dip steeply to the southwest. The highest grade mineralization is coincident with well developed quartz-sulphide stockworks in strongly potassic-altered intrusive rocks.

Oxidation resulting from weathering and/or high oxygen activity in the last phase of hydrothermal alteration overprints sulphide mineralization in the upper portion of the Cerro Casale deposit. Oxidation locally extends deeply along fault zones or within steeply dipping breccia bodies. Oxidation generally goes no deeper than 15 m where vertical structures are absent. Oxide is present in linear oxidation zones as deep as 300 m along major fault and fracture zones, or as pendants along the intersection of multiple fault zones.

Drilling Programs

Reverse-circulation ("RC") and core drilling has been carried out in multiple campaigns since 1989. Anglo American drilled two RC holes in 1989. Bema and Arizona Star drilled a large number of RC and core holes between 1991 and 1997. Placer Dome drilled additional confirmation, infill and geotechnical core holes in 1998 and 1999.

A total of 224 RC and 124 core holes totalling 122,747 metres support the resource estimate for Cerro Casale. RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes. RC holes have a range in depth from 23 to 414 m and a mode of 100 m. The average RC hole depth is 193 m.

Core drilling was used to test mineralization generally below 200 m. Core holes are from 30 to 1,473 m deep. Drilling tools produced NC (61 mm), HQ (61 mm), NQ (45 mm) and HX (63 mm) cores. Core recovery is poorly documented but appears to have exceeded 95%.

Most RC and core holes were drilled from the south to north inclined at -60 to -70° to intersect the steeply south-dipping stockwork zones at the largest possible angle. Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 45 m. Average drill spacing in the core of the deposit in the interval between 3,700 and 4,000 m is about 75 m. Drill spacing increases with depth as the number holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pit is about 100 m.

AMEC found, in the AMEC Report, that drilling equipment and procedures conform to industry standard practices and have produced information suitable to support resource estimates. Sample recovery, to the extent documented, was acceptable. Sampling of core and RC cuttings was done in accordance with standard industry practices. Collar surveying was of suitable accuracy to ensure reliable location of drill holes relative to the mine grid and other drill holes. Downhole surveys of RC and core holes are not complete and locally downgrade the confidence in the position of individual intercepts of deep mineralization. Holes not surveyed are dominated by RC holes testing oxide mineralization less than 200 m deep.

Logging of RC drill cuttings and core followed procedures suitable for recording lithology, alteration and mineralization in a porphyry deposit. AMEC found the quality of logging to be generally professional and interpretations of lithology and stockwork veining intensity to honour original logs. Geological data and interpretations are suitable to support resource estimates.

Sample Preparation and Assaying

Sample preparation and assay protocols generally met industry standard practices for gold and copper, although the 150 g split for pulverization in 1991 through 1994 is substandard for gold analyses and resulted in poorer precision compared to subsequent years.

Gold was determined on a one assay-ton aliquot by fire assay with either a gravimetric or atomic absorption finish. Copper and silver were obtained from a 2 gram sample aliquot by atomic absorption after an aqua regia digestion. Assay methods conform to industry standard practices.

Assay Quality Assurance and Quality Control

Assay QA/QC protocols were observed throughout all drilling campaigns, with blind standard reference materials ("SRMs"), blanks and duplicates being inserted into the sample series since the inception of Bema's RC drill programs in 1993. Monitor Geochemical Laboratories used internal quality control procedures for assays in 1991 through 1994.

An external consultant reviewed QA/QC results in detail for 1991 to 1994 and again (1997a) for core and RC holes drilled in 1995 and 1996. Overall, results indicated that sampling, preparation, and analytical procedures were adequate for obtaining reproducible (±20 percent) results for gold and copper.

Another external consultant evaluated QA/QC data for RC and core assays in the 1996 and 1997 drilling programs. SRM performance and assays of blanks, duplicate and checks show acceptable analytical accuracy and precision.

AMEC independently evaluated QA/QC data for 1998 and 1999 drilling campaigns. Assays of SRMs show suitable accuracy. Assays of pulp duplicates indicate a precision for gold of ±19% and ±6% for copper at the 90th percentile, which is marginally acceptable for gold. Assays of SRMs in 1999 show erratic patterns, but pulp duplicates indicate a preparation and assay precision for gold and copper the same as 1998. Analyses of blanks show contamination of up to 0.1 g/t gold during sample preparation for batches 135 to 234. These are mostly for holes in prospects other than Cerro Casale, but do include assays for Cerro Casale core hole CCD111 and geotechnical holes 99GT003-006. Gold grades above the 0.4 g/t internal cut-off are present in holes 99GT003, 99GT006 and CCD111. Coarse reject material should be reassayed for these holes prior to the next resource estimate update.

AMEC reviewed all previous analyses of QA/QC data by external consultants and agrees with their conclusions. With the exception of some remedial work required for holes CCD111 and geotechnical holes 99GT003 and 99GT006 (representing a small percentage of resource blocks), assays are of sufficient accuracy and precision to support resource estimates.

Density

Bulk density values for ore and waste units are based on 877 measurements made on core samples in 1995 and 1996 core drilling campaign by external consultants, in 1996 and 1997 by Bema personnel, and in 1998 by Placer Dome. Bulk densities are assigned by a combination of lithology, stockwork intensity and degree of oxidation. Methods conform to industry standard practices and are considered by Bema to be suitable for estimates of tonnage.

Data Verification

Geological, geotechnical and analytical information were developed over a period of multiple exploration programs between 1991 and 1999. Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

An external consultant audited 5% of entries for geological attributes and assays against original logs and certificates for the 1991 to early 1996 drilling campaigns and found an error rate of 0.2% . The same consultant again audited the database for 1996 and 1997 drilling and found an error rate of 0.294% . AMEC audited all of 1998 and 1999 drilling data from Placer Dome and found no errors for assays and lithology for 1558 entries (4.5%) .

The assay and geological databases are considered by AMEC to be suitable to support resource estimates.

AMEC did not independently sample drill core and obtain commercial assays of check samples. This was not considered to be necessary given the extent of historical blind QA/QC undertaken by Bema and Placer Dome and the level of independent auditing of sampling and assaying in 1994 through 1997.

Geological Interpretations

AMEC reviewed cross section and plan interpretations of lithology, stockwork intensity, oxidation and potassic alteration and found these to conform reasonably to original logged information. Some smoothing was practiced to produce outlines suitable to use in resource estimates. Interpretations are reasonable and in concept are consistent with porphyry gold-copper deposits.

Metallurgical Processing

The metallurgical evaluation of the ore characteristics by the current property owners was conducted over a period of three years (1997-1999), culminating with a series of batch flotation and cyanidation tests in late 1999. The outcome of this program was reported by an external consultant in January 2000.

The 2000 Feasibility Study was updated in March 2004 in order to reflect current costs for the capital and operating costs determination (see "Feasibility Study - 2000").

Plant design criteria relied mostly on the outcome of the grinding testwork completed in 1997, on the pilot plant work of June 1999 for dewatering circuits, and on the flotation and cyanidation testwork of 1999. These trials focused on the treatment of various rock type composites.

AMEC reviewed premises used to derive the economic value of the contained metals, based on expected recoveries and smelting terms applied. AMEC also reviewed processing costs and their application to the net value function of ore blocks. These were considered to be properly developed.

Metallurgical Tests

Metallurgical testwork appropriately categorized ore types on the basis of their metallurgical characteristics for comminution, optimal grind size, flotation response, cyanidation of tails (for gold) and trace element content.

Metallurgical recovery equations for gold and copper were developed for eight ore types. There was good agreement between the recovery models used in the 2000 Feasibility Study and actual locked cycle test results.

Plant designs are considered reasonable. The resultant sizing of individual equipment, from the application of the adopted design criteria, was not completely confirmed during AMEC’s review, although AMEC verified the testwork parameters and the procedures applied to achieve the scale-up were assessed and found to be following standard practices.

Throughput Capacity

The plant design criteria has been prepared for an average throughput of 150,000 tonnes per day of ore when treating the hardest ore type. Average operating throughputs for all ore types are therefore 163,000 tonnes per day, using a 92% plant availability. The oxides would be capable of a higher throughput still, at 180,000 tonnes per day. This maximum throughput would not be achieved in the plant, and thus does not have to be accommodated for in the downstream processes of the plant, since the proportion of oxide in the mill feed stream is to be kept below 30% in order to achieve saleable concentrate copper grades.

A higher average throughput of 165,000 t/d was adopted for the first years (2 to 8) of projected operation and can be easily accommodated with the grinding circuit power base.

AMEC made cursory verifications of the major equipment sizing for crushing circuits to confirm the capacity of the chosen equipment to process the range of ores expected. Equipment checked was found to be sufficient for the required service.

All the flotation and regrinding circuit equipment selections involve proven technologies and are adequate for the proposed operation. Cleaner tail leaching circuit designs are adequate but may need the addition of a mercury retort system because of the mercury found in the flotation concentrate.

The water treatment system design is based on the Inco/SO2 system, with SO2 being provided by an elemental sulphur burner. This is a proven technology.

Use of small core for drop tests may have biased grinding requirements. AMEC supports the recommendation to conduct drop tests on larger core because if further testing demonstrates that SAG mill capacity is not a constraint; a substantial reduction in the capital cost could be realized by replacing three parallel lines with a dual SAG mill (each with three ball mills).

The calculation of the optimum grind target was comprehensive and is appropriate relative to present metal prices.

Design criteria are conservative relative to the interpretation of the available metallurgical data. Throughputs of softer ore blends may be greater than nameplate output of some of the equipment. Equipment sizing should consider peak throughputs that would result from processing softer ore blends. In particular, sufficient rougher retention time should be allocated for peak throughputs, as well as concentrate dewatering and leaching capabilities.

Mineral Resource and Mineral Reserve Estimates

Mineral resource and mineral reserve estimates are considered by AMEC, in the AMEC report, to be supported by appropriate exploration data, metallurgical tests, mine designs and production plans that have been developed with generally accepted methods. Capital costs are supported with mine, processing, infrastructure, pipeline, port, water supply and ancilliary facilities designs at a feasibility study level. Operating costs are generally reasonable and supported by sufficient detail. Capital and operating costs do not reflect changes in costs since the March 2004 Update.

Mineral resource and mineral reserve estimates comply with CIM Standards and National Instrument 43-101 of the Canadian Securities Administrators.

Mineral Resource Estimation Procedures

The mineral resource estimates, done in 1999, were made from 3-dimensional block models utilizing mine planning software. Cell size was 15 m east x 15 m north x 17 m high. Assays were composited into 2 m down-hole composites.

Based on field observations and initial review of the completed geologic models, the author of the 2000 Feasibility Study concluded that the Cerro Casale gold model would be best represented by a combined lithologic-stockwork intensity model, whereas the copper model should be a combination of lithology-oxidation level-stockwork intensity parameters. AMEC concurs with this philosophy for development of geologic models or domains for use in grade interpolation at Cerro Casale.

The author of the 2000 Feasibility Study chose a "semi-soft" philosophy to reflect the transitional nature commonly found between stockwork intensity domains of the same lithology. The Catalina Breccia, due to its distinctly higher grades, was treated as it own interpolation domain with hard boundaries to adjacent domains with respect to gold and copper. Also the oxide and mixed unit contact was treated as a hard boundary with respect to copper. AMEC concurs with this philosophy.

Capping thresholds for extreme grades of copper and gold were determined using histograms, CDF plots and decile analysis. Generally, the distributions do not indicate a problem with extreme grades for copper nor gold (for most domains). Selected capping levels remove about 0.5% of metal.

Modelling for gold and copper grades consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated. Nearest-neighbour grades were also interpolated for validation purposes. The radii of the search ellipsoids were oriented to correspond to the variogram directions and second range distances. Block discretization was 3 x 3 x 3.

A two pass approach was instituted each for gold and copper grade interpolation. The first and main interpolation was set-up so that a single hole could place a grade estimate in a block sparsely drilled regions yet multiple holes would be used in areas of denser drilling. Blocks needed a minimum of 6 composites in order for a block to receive an estimated grade. Maximum composite limits were set to 20. Because usage of data from multiple drill holes was not forced during the interpolation runs, AMEC and the author of the 2000 Feasibility Study checked the model in areas likely to be Measured (i.e. areas of higher density drilling). Almost all of these blocks used the maximum number of composites which meant, that because of the search ellipsoids used, multiple holes must have been used.

A second pass, mimicking all parameters of the first, was run strictly for Inferred mineral resources and used 1.5 times the first pass search ellipse size.

Bulk density values were assigned into the resource model by means of the copper domains. The assigned values were: 2.40 (C01 domain), 2.65 (C02, C03, C04 and C05 domains), 2.58 (Catalina Breccia or C06 domain) and 2.61 (C15 or undefined domain). These values are supported by appropriate density measurements.

AMEC validated the resource estimates contained in the 2000 Feasibility Study using inspection of estimation run files, inspection of block grade sections and plans, cross validation using change of support, and inspection for local biases using nearest-neighbour estimates on spatial swaths through the deposit. These checks showed no biases or local artefacts due to the estimation procedures.

Resource Classification

The mineral resources of the Cerro Casale project were classified into Measured, Indicated and Inferred mineral resources. Parameters were chosen based on the gold variogram models. Measured Mineral Resources were set by a search ellipse defined by the first ranges of the variogram; Indicated Mineral Resources used a search ellipse defined by the second variogram ranges; and Inferred Mineral Resources were set using a search ellipse that was 1.5 times the second ranges of the respective variogram models. Only blocks that contained interpolated gold values were used in the Inferred category.

Inspection of the model and drill hole data on plans and sections, combined with spatial statistical work and validation results done by the author of the 2000 Feasibility Study and reviewed by AMEC support this classification scheme. AMEC would recommend that in future work there be direct verification that multiple holes located within the respective search ellipse will be used in estimating Measured and Indicated mineral resources rather than the current indirect method. Nonetheless, AMEC finds that the Cerro Casale mineral resources were estimated and categorized using logic consistent with the CIM definitions referred to in National Instrument 43-101.

The mineral resources of the Cerro Casale project were tabulated based on material that fell within an optimistic ultimate pit shell. That shell was made based on a gold price of $500/oz, $1.25/lb for copper, and estimated costs (from experience at similar mines) of $3.39/tonne. This shell fulfills the expectation of reasonable extraction test in declaring mineral resources at Cerro Casale. AMEC agrees with this logic and its implementation.

The mineral resources for Cerro Casale are reported at a gold cut-off grade of 0.4 g/t and are shown in the following table. Mineral resources are reported inclusive of mineral reserves.

Cerro Casale Project Mineral Resource Summary

2000 Feasibility Study

		Grades		Contained Metal
	Tonnage	Gold	Copper	Gold	Copper
Mineral Resource Category	(kilotonnes)	(g/t)	(%)	(M oz)	(kilotonne)

Measured	202,800	0.75	0.25	4.89	500
Indicated	910,800	0.70	0.26	20.53	2,368
Measured + Indicated	1,113,600	0.71	0.26	25.42	2,868
Inferred	171,200	0.63	0.33	3.49	565

(1)	Mineral resources were defined within a Lerchs Grossman pit designed using $500/oz Au price, $1.25/lb copper price and operating costs of $3.39/t.

(2)	Mineral resources are reported inclusive of mineral reserves.

Mineral resources were last estimated in January 2000. These have not changed and are compliant with CIM Standards on Mineral Resources and Reserves (2000) and National Instrument 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves

Mineral reserves were estimated in the 2000 Feasibility Study using an elevated cut-off grade strategy for the four phases of mining and use of stockpiling low and high-grade ores during pre-production and normal production phases. A net revenue block model, referred to as the Profit Model, classified each block as ore or waste based on a minimum profit value of $0.25/t after the deduction of all costs associated with mining, processing, administration, freight, smelting and refining from the recovered metal value. Blocks with values less than $0.25/t were classified as waste and assigned a negative value equivalent to the cost of mining that block. Metal prices used were $350/oz for gold and $0.95/lb for copper. Proven and Probable Mineral Reserves are listed in the table below.

Life-of-mine waste:ore strip ratio is 2.67:1. Mining rates start at 296 Mt/a in Year 1, peak at 298 Mt/a in Year 2 and decline to 32 Mt/a by Year 18. Mine life is 18 years with two years of pre-production stripping.

Equipment selections are generally appropriate for the mine design, production rate and production schedule, but projected equipment availabilities are at the maximum for their respective ratings.

Proven and Probable Mineral Reserves as of January 2000
using Elevated Profit Cut-Off Strategy
(from 2000 Feasibility Study)

	Tonnage	Grade		Contained Metal
	(kilotonnes)	Gold	Copper	Gold	Copper
		(g/t)	(%)	(million oz)	(kilotonnes)
Proven	200,266	0.72	0.25	4.64	501
Probable	834,799	0.68	0.26	18.25	2,170
Total Proven & Probable	1,035,065	0.69	0.26	22.89	2,671

(1) $350/oz gold and $0.95/lb copper prices used.

Mine designs and production planning are suitable to support reserve estimates and are compliant with CIM Standards and National Instrument 43-101.

Mining Designs and Production Plans

Under the 2000 Feasibility Study all planned mining of the Cerro Casale deposit will be conducted by conventional open pit methods. The mine plan features a four stage open pit which is scheduled to deliver a nominal 150,000 t/d of mill feed at a maximum mining rate of 816,000 t/d over an 18 year mine life. The final pit stage will measure over 2,100 m in diameter and the highest sector of highwall will have a vertical extent of 1,224 m, ranking the proposed final pit amongst the world’s largest.

The primary crusher will be located 500 m south of the ultimate pit limit, although a 2 km haul road is required out of Stage 1 around the east side of Cerro Casale. Waste dumps and low-grade stockpiles will be located within 500 m of the pit entrance. The Rio Nevado valley will be used to store waste rock. The northern edge of the waste rock dump will form the buttress for the tailing dam. The dumps and stockpiles will be built from the 4,087 m pit entrance elevation from the onset of mining. The truck fleet will be augmented by a trolley assist system in Year 5 as the majority of mining progresses below the pit entrance elevation of 4,087 m.

Mine design and planning steps were carried out by the author of the 2000 Feasibility Study using an internally developed and proprietary software package for mine planning pit optimization, with exception of the stage limits which were defined using the NPV Scheduler package, and the smoothed pit stage design which was performed using the Vulcan mine planning package. AMEC considers these mine planning software packages to be robust, well accepted by the mining industry and appropriate for assessing the mining potential of the Cerro Casale deposit.

The author of the 2000 Feasibility Study used an economic model for pit designs which incorporates metallurgical recoveries and processing costs by ore type, incremental mining costs, mine dewatering and geotechnical parameters. An average gold price of $350/oz, a copper price of $0.95/lb and an exchange rate of US$1 per 510 Chilean pesos were used for the pit value model. Updates of capital and operating costs in 2004 used an exchange rate of US$1 per 600 Chilean pesos. AMEC reviewed the economic modelling methodology and parameters applied. They are considered by AMEC to be standard practice and appropriate for this deposit. A spreadsheet model was built to replicate the profit model calculation and used to check selected block values from different process groups and spatial areas within the ultimate pit. The spreadsheet calculated values checked closely with the profit model values.

The ultimate pit was optimized in four stages with the net value maximized for each stage. Pit designs use a 17 bench height. AMEC recommends a standard 15 m bench height to match equipment selections.

The simplification of the inter-ramp slope recommendations used is reasonable for pit optimization and acceptable for feasibility level pit design. For the next feasibility update, AMEC recommends the construction of a geotechnical block model, which will allow the generation of pit designs that will more closely honour the geotechnical engineer’s inter-ramp angle, bench face angle and berm width recommendations.

Unbroken inter-ramp slopes in excess of 350 m vertical height should be avoided in preliminary mine plans.

Estimated Operating Costs

Total Unit Costs

Total estimated unit operating costs, updated in March 2004 total $4.90/t of ore milled. Estimated costs by area are:

Estimated Unit Operating Costs

Area	Cost $/t
Mine	1.64
Processing	2.63
Maintenance	0.12
Administration	0.51
Total	4.90

Mine Operating Costs

The open pit operating costs have been estimated on a yearly basis by determining major and support equipment requirements, including supplies, consumables and manpower requirements. Cost information was derived from manufacturer’s information and extrapolated from existing Placer Dome operations.

Process Operating Costs

All the estimated consumable costs reported in the final operating cost estimate were revised in the March 2004 Update. The overall processing costs were revised from the 2000 Feasibility Study of $2.62/t to $2.63/t. Incremental costs for electricity and manpower were largely compensated by an expected reduction in the cost of consumables.

The resulting estimated processing costs distribution, as expected per the variations to major cost posts revealed in the March 2004 Update, are indicated in the following table:

Estimated Distribution of Processing Operating Costs

Area	Cost $/t
Operation labour	0.08
Maintenance labour	0.07
Reagents	0.31
Power	0.80
Grinding Media	1.11
Operating Supplies	0.02
Maintenance Supplies	0.24
Total	2.63

Maintenance

Costs cover maintenance of mine and mill equipment, water supply, power transmission, substations, roads and yards, plant site buildings and accommodations camp. Labour costs are distributed into direct mine and mill operating costs.

General and Administration

General and administration costs include personnel, accounting, warehousing, transport of employees, human resources, insurance and head-office allocations.

AMEC reviewed the estimated costs in each area and found them to be reasonable for the time of estimate in the March 2004 Update.

Capital Costs

Total estimated capital costs are listed by facility in the following table, as provided in the March 2004 Update.

Total Estimated Capital Costs

March 2004
$ (millions)
Direct Costs
Plantsite & roads	38.1
Primary crusher	24.2
Coarse ore stockpile	17.4
Conveying	34.1
Grinding Facilities	195.4
Flotation Facilities	112.8
Leaching Facilities	24.4
Refinery	5.8
Water supply	98.0
Shops & warehouses	20.2
First aid building	0.4
General office	6.4
Assay laboratory	3.5
Portside filter plant	15.6
Open Pit – preproduction stripping & mining equipment	363.5
Power supply	27.1
Tailings disposal	31.7
Concentrate handling	9.3
Cyanide destruction	9.0
Concentrate pipeline	51.9
Accommodations	21.8
Vendors	7.0
Total Direct Costs	1,117.6
Indirect Costs
Construction overheads	83.3
Operations overheads	27.0
Project management	88.4
Design & engineering	75.5
Warehouse inventory	31.3
Freight	40.7
Taxes & duties	12.4
Total Indirect Costs	358.6
Total Construction Cost	1,476.3
Contingency	147.6
Commissioning	25.5
Total Capital Cost	1,649.4

Post-construction sustaining capital costs are estimated to total $287.9 million and include

Post-Construction Sustaining Capital Costs

Area	Cost $ (millions)
Mining Equipment	160.5
Pit Dewatering & Trolley Assist	17.1
Tailings	22.9
Process Plant & Water System	71.4
Mine Closure	16.0
Total	287.9

AMEC reviewed estimated capital costs for mine facilities and infrastructure using layout drawings, process flowsheets and engineering drawings. Civil, concrete, steel and piping drawings were not available. AMEC reviewed the estimating method used by the author of the 2000 Feasibility Study and March 2004 Update compared the totals against projects of similar design and size. Emphasis was given to major capital items and unit prices for each.

Direct costs include civil works in the pre-production stage, mine equipment, preproduction stripping, and construction of mine, process, camp, administration facilities and general infrastructure. Methods used were adequate.

Quantities for civil works were estimated based on the general arrangement drawings developed for the project using historical unit prices available in the database of the author of the 2000 Feasibility Study. The method used for the engineering development level is adequate.

Equipment for electrical works was estimated using the database and local operating experience of the author of the 2000 Feasibility Study and March 2004 Update. The method used was considered by AMEC to be adequate.

Selections and quantities of mining equipment are appropriate for the design of the project and considering the availability of equipment at the time of the 2000 Feasibility Study. These equipment selections will be updated in 2005.

AMEC believes the following costs may be underestimated and should be revisited by CMC in the next feasibility study update:

(a)	A price of $1.50/cubic meter should be used for mass backfill, which may add $1 million to backfill in several sectors.

(b)	An average price of concrete no lower than $650/cubic metre should be used, which may add $11 million to facility costs

(c)	Mechanical platework should use a unit cost $3,500/t, for an increase of $3 million.

Indirect Costs

Indirect costs are those incurred in the construction and start-up phase and include all vendor, construction facilities and operation, freight, management fees, engineering procurement and construction management fees, spare parts, initial fills and consumables, and commissioning and owner costs.

In general, the bases for estimating indirect costs are in accordance with customary industry practices. AMEC recommends an additional $8 million for camp catering and maintenance based on other operations in Chile.

Sustaining Capital

Sustaining capital is required for mining and process equipment replacements, pit dewatering, installation of trolley assist for haul trucks and mine closure. Equipment selections and qualities appear reasonable relative to AMEC’s experience with similar scale projects.

Economic Analysis

Economic analysis of the Cerro Casale project is based upon a discounted cash flow analysis on a post-tax basis, using proven and probable mineral reserves and annual production plans as described in the 2000 Feasibility Study. Projections for annual revenues and costs are based on data developed for the mine, process plant, capital expenditures and operating costs.

The following are AMEC's conclusions on Cerro Casale economics based on its review of the 2000 Feasibility Study and the March 2004 Update:

•	Discounted cash flow analysis indicates that the project offers a positive return. Payback period is 9.4 years. Life of mine is 18 years.

•
The model does not include an allocation for working capital, however, when standard estimates are used for working capital, there is only a small impact on return and the internal rate of return is still positive.

•	All other inputs are appropriate and, apart from the first few years of development, all future annual cash flows are positive.

As with many projects of this type, the Cerro Casale project is most sensitive to changes in metal price and rather less so to changes in operating cost and capital expenditures.

In AMEC’s opinion, the level of detail used in the economic analysis is appropriate for a feasibility study and is a reasonable estimate of project value.

The conclusions reached in these economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist during recommencement and operation of the Cerro Casale project. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Kupol Gold and Silver Project, Russia

The Company has the right to acquire a 75% interest in the high-grade Kupol gold and silver project in northeast Russia. To date, the Company has earned a 40% interest.

Acquisition of Kupol Project

For details of the Company's acquisition of its interest in the Kupol Project, see "General Development of the Business".

Property, Location and Access

The Kupol project hosts a large epithermal gold and silver vein system, located within the Cretaceous Okhotski-Chukotski volcanic belt approximately 940 kilometres northeast of Bema’s Julietta Mine and 200 kilometres east of the City of Bilibino in northeastern Russia. Access to the property is via dirt road and all terrain track in the summer and a winter road for the remainder of the year or by helicopter from Bilibino.

The property comprises a 7.8 square kilometre license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation on April 6, 2002

and is held by Chukotka Mining & Geological Company, the Russian operating company currently held indirectly as to 40% by the Company.

There are no royalties payable in respect of the Kupol project but an extraction tax is payable equal to 6% of the sales value for gold and 6.5% of the sales value for silver.

Mineralization and Previous Exploration

The mineralization at Kupol was discovered by regional geochemistry in 1995. The first detailed exploration program was carried out in 1997. Physical exploration consisted of the drilling of 26 holes totaling 3,004 metres and the digging of at least 34 trenches across the zone and two trenches along the zone. Surface exploration consisted of geological mapping, soil geochemistry, geophysics and topographical surveying.

Gold and silver mineralization is hosted by low sulphidation epithermal quartz-adularia veins within a north-south fault zone in Cretaceous andesite flows and pyroclastic units. Gold bearing banded chalcedonic quartz-adularia veins and breccias are associated with silicification, argillization and rhyolite dykes for 3.6 kilometres along strike. The mineralization remains open to the north and south and at depth. The main veined zone is up to 50 metres wide and has been drilled to a maximum vertical depth of approximately 500 metres. The vein dips range from vertical to 75º to the east. Significant gold-silver mineralization occurs in steeply plunging zones up to 500 metres long and up to 22 metres wide. Gold and silver occurs in the form of the native gold, gold-silver alloy electrum and in the minerals acanthite and silver rich sulphosalts (stephanite and pyrargyrite dominant). Gold and these minerals occur along with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias.

The previous Russian operator carried out a program of geological mapping, diamond drilling, trenching, geochemistry and geophysics over four kilometres of strike length. Approximately 34 trenches were completed over three kilometres of strike length.

Twenty-six holes totaling 3,004 metres were drilled in the central area by the previous Russian operator. Holes were drilled on approximately 50 metre centres over 400 metres of strike length. Ditches and trenches were dug every 50 to 150 metres and the central portion of the zone was stripped and channel sampled along 425 metres of strike length.

A 145-kilogram sample was collected from the trenches for metallurgical work. A series of grinding, gravity, flotation and cyanidation tests were completed. Results from work on the small sample have been reported. Recoveries are 97.4% for gold and 90.7% for silver using gravity plus cyanidation. No details of crush size or reagents were given.

Recent Exploration

During 2003, the Company spent approximately $9.8 million on an exploration program at the Kupol property which included 22,257 metres of drilling and extensive trenching, metallurgical test work, a site survey, hydrology studies and acquiring environmental baseline information. In addition, approximately $11.3 million in expenses was incurred relating to initial engineering work and studies toward a scoping or preliminary economic assessment study which was successfully completed in 2004, as well as on procurement of equipment and supplies for the 2004 exploration and development program.

The 2004 exploration and development program at Kupol commenced in May 2004, completed in November and included 52,828.5 metres of drilling in 309 holes to further explore the property and to conduct infill, reserve definition drilling. The highlights of results from the 2004 drilling program are: the extension of high-grade mineralization in the North Zone 250 metres to the north at depth; confirmation of multiple veins and identification of new veins in the North Zone; the discovery of a new high-grade sub-parallel or offset vein in the South Zone; the definition of existing and discovery of a new high-grade mineralized ore shoot in the Central Zone. The development portion of the 2004 program also included engineering and design of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, water well drilling, final metallurgical test work and procurement of equipment for the planned commencement of mill construction in 2005, subject to feasibility studies, permitting and financing. Bema spent approximately $82.3 million on exploration and development at Kupol in 2004. The current development plan contemplates production commencing at Kupol in 2008 (subject to completion of final feasibility studies and permitting, a positive production decision and obtaining required financing).

The deposit has been divided into six zones, from north the south these are: the North Extension, North, Central, Big Bend, South and South Extension zones. The zones are contiguous and mineralization has been defined within the zones over 3.6 kilometres of strike.

On July 27, 2004, the Company announced that it had concluded loan documentation whereby Bayerische Hypo -und Vereinsbank AG ("HVB") would provide a $60 million bridge loan facility for the continued development of the Kupol project (see "Material Contracts").

Resource Estimate

On March 22, 2005 Bema announced an updated mineral resource estimate for Kupol. The infill drilling in 2004 described above has resulted in a 230% increase in contained gold ounces and a 273% increase in contained silver ounces in the indicated category over the 2003 resource estimate (published in February 2004). The resource estimate also confirms the large, high grade nature of the Kupol project. The new indicated and inferred resource estimate is tabulated below.

Indicated Resource: Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x1000)(2)	Contained Metal Silver Troy Ounces (x1000)
Big Bend	2,208	29.1	358.6	2,064	25,454
All Kupol Vein(1)	6,403	20.3	257.0	4,184	52,911

Inferred Resource: Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x1000)(2)	Contained Metal Silver Troy Ounces (x1000)
Big Bend	532	12.4	188.6	212	3,226
All Kupol Vein(1)	4,090	12.4	171.4	1,637	22,539

(1)	Including Big Bend

(2)	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Subject to mining dilution and recovery losses.

The details of the resource estimation techniques and cutting are set out below. The major difference between the 2004 and 2003 resource calculation is the large increase in the Indicated category with a corresponding decrease in the Inferred category as a result of infill drilling. The specific gravity with more sampling has decreased to 2.48 from 2.55. In addition, further drilling has removed 50 metres from the bottom of the Big Bend zone which was included in last year's inferred resource. The resources lost in these two situations were gained back due to several previously unknown parallel veins in the North Zone, the increase in grade of the Big Bend inferred resource when converted to an Indicated resource by infill drilling and a lower metal at risk factor. In addition, the mineralization has been extended a further 350 metres north and 150 metres deep in the north based on 2004 drilling. The metal at risk adjusted factors were used as a result of guidance from Bema's independent consultant. The following table shows the uncut 2004 resource that can be compared with the uncut resource calculation that was published in 2003. Tom Garagan, Vice President of Exploration for the Company, was the Qualified Person under National Instrument 43-101 for this resource estimate.

Indicated Resource: Undiluted Not Cut, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x1000)(2)	Contained Metal Silver Troy Ounces (x1000)
Big Bend	2,209	31.0	382.6	2,201	27,165
All Kupol Vein(1)	6,417	21.7	275.7	4,486	56,874

Inferred Resource: Undiluted Not-Cut, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x1000)(2)	Contained Metal Silver Troy Ounces (x1000)
Big Bend	532	13.1	198.8	223	3,400
All Kupol Vein(1)	4,102	13.1	179.4	1,723	23,659

(1)	Including Big Bend

(2)	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves, subject to mining dilution and recovery losses.

Kupol Mineral Resource Estimate - Methodology

The construction of the Kupol resource model was performed using Datamine software by Bema personnel and several contractors. The process of building the resource model was overseen by external consultants.

The resource was estimated from a three-dimensional block model, which was created by interpreting the vein, stockwork zone, dyke and faults on east-west trending vertical cross sections and reconciling the interpretations on levels. Three-dimensional solid (wireframe) models were built from the interpretations and were the basis for coding the block model. Within the vein and stockwork interpretation, 1.5 metre composites were created from the assay intervals. To best represent the high and lower grade portions of the vein, an indicator variable was created using the intensity of sulfosalts and gold grade. Variograms were run on composites for the indicator variable in addition to gold and silver within the high-grade portion and gold and silver within the lower grade portion of the vein.

The indicator (high-sulfosalt) variable, high-grade gold, low-grade gold, high-grade silver and low-grade silver were estimated with four passes of ordinary kriging, using 15 search orientations from south-to-north which match the local strike and dip of the vein. Each of the passes was used to control the amount of data mixing with consideration given to the drill hole spacing.

The whole block grade for vein was calculated using the kriged indicator to weight the high and low grade kriged estimates. The formula used in this calculation was determined by visual inspection of the block grades relative to the drill hole and trench data, comparison of the average grade at a zero cut-off to the average of the declustered composites and comparison of profiles of kriged versus nearest neighbor results by northing and elevation.

An in situ dry density of 2.48 tonnes per cubic metre was used for tonnage calculations. This is based on 543 vein samples collected from throughout the deposit. These were tested at site using the wax-coated density technique.

Checks made on the model include a comparison of the kriged estimate to the nearest neighbor (block polygon) models and to the declustered composites. The effect of edge (contact) dilution and ore loss will be assessed in a mining study that is in progress. Visual checks of the block grades relative to the drill hole and trench data were completed in detail on cross sections and levels on the computer screen.

The Kupol QA/QC program used to monitor the accuracy of the assay database was managed by Bema’s Qualified Person Tom Garagan and was audited by external consultants.

The feasibility study work at Kupol is continuing and is scheduled to be completed in May, 2005. Drilling will recommence in May, 2005 and will consist of drilling 45,000 meters to test the deposit to the north and to depth in the north, to test the offset of the structure southwards and to test parallel veins. Approximately one-third to one-half of the drilling will also be used for further infill, condemnation and engineering issues.

The Kupol mineralized system remains open in several directions and the potential to increase the size of the resource is believed by management to be good.

Resource Classification

Mineral resources have been categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2004).

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

At Kupol, indicated and inferred resources were defined by reviewing grade and mineralized vein width on east/west trending cross sections and on a vertical longitudinal projection. Indicated mineral resources are estimated where drill holes or trenches intersect the vein(s) at approximate 50 m spacing. Eighty-three percent of the indicated resource is supported by approximately 25 x 50 m drill hole spacing. Projection of indicated resources is limited to 25 m down-dip in the vein and 12.5 to 25 m along strike. Within indicated resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes. The grade appears continuous from hole to hole; this continuity has been confirmed by 141 trenches spaced at 4 to 5 m intervals and 27 trenches at 10 m intervals across the outcrop of the vein. Additionally, 63 close spaced drill holes were completed in Big Bend and South Zones, which confirm the grade and vein continuity. The average spacing of the detailed drilling is 10 m along strike and 5 to 10 m down dip.

Inferred mineral resources are estimated down dip and along strike from indicated resources in areas that have been drilled on an approximate 100 m spacing. Projection distances have been limited to within 100 m of a drill hole.

Metal-at-Risk (Capping Levels)

The mineral resource is risk-adjusted with an average 5.8% metal reduction in the 25 x 50 m spaced drill area (within indicated resource), 11.3% metal reduction in the 50 x 50 m spaced drill area (within indicated resource) and 3.7% metal reduction in inferred resource. The risk-adjustment accounts for a large portion of the gold being represented by a relatively small proportion of samples having very high grades. Blocks in the three-dimensional block model with gold grades greater than 8 g/t were adjusted downward by factoring the indicator to attain the metal reduction suggested by the metal-at-risk analysis.

Risk Adjustment (Description of Methodology)

Precious metals deposits have skewed grade distributions. Skewed grade distributions have the property that a small proportion of samples can represent a disproportionately large amount of metal. The limited number of these samples can introduce significant uncertainty into a resource estimate. It is a common practice to cut the grades of very high-grade samples, restrict their projection distance or to adjust resource models to mitigate risk.

In many precious metals deposits, Kupol included, the highest grade samples are scattered and discontinuous at the exploration drill-hole spacing. The number of high-grade samples intersected can vary according to the positioning of the drill holes, and it is impossible to know in advance which positions would give the most accurate estimate of the amount of high-grade metal actually present. The uncertainty related to the amount of high-grade metal can be evaluated using a Monte Carlo simulation technique. This method simulates re-drilling the deposit 1000 times and notes the variation in the amount of high-grade metal present in annual or global production increments. The 20th percentile of the simulated metal contents is added to the metal content represented by the remaining samples to give a risk-adjusted metal content. The difference between total metal content and risk-adjusted metal content is termed metal at risk. Theoretically, in four periods out of five, the mine should do better than the estimate; however there is additional and largely unquantifiable uncertainty related to how representative the assay distribution input to the simulation.

The appropriate time-period for indicated resources is annual, as indicated resources will be used to prepare annual production schedules as part of scoping and feasibility studies. For inferred resources, there is inadequate information to support annual planning; therefore a global time-period is used.

The method has advantages over other top-cutting methods in that it takes into account: (1) the data density; and (2) the volumes used for production scheduling. As the data density is increased, the amount of metal at risk declines; longer production increments will have less risk than shorter ones.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sampling Protocols

Drill core from the 2004 program was geotechnically logged and "quick" logged at the drills, and then delivered from the drills in covered wooden core boxes to site. Each hole was then logged in detail by the Russian geologists.

All core was photographed after logging and core to be sampled was delivered to the splitting shack and the remaining core placed in storage racks. Core was 2/3 split using a diamond saw with the remaining third returned to the core box as a record then moved to a core storage tent. The core saw core jig was calibrated to ensure an even 2/3 split was taken of the core for both HQ- and NQ-sized samples.

Samples were bagged and field blanks and reference standards were inserted by the geologists into the sample stream. The samples were then assembled into batches of 20 samples, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Trench Sampling Protocols

Trench sampling followed the same sampling and quality control and quality assurance protocols as the cores. For the trenches excavated across the zone, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across each channel to ensure that there was no sampling bias based on rock softness or fracture density. In 2004 portions of the Bid Bend, South Zone and North Zone were stripped of cover and washed clean using a wajax pump. Samples were cut using a diamond rock saw, chiseled from the cut and collected into plastic sample bags. Sample intervals were marked with metal tags at the start and end points then surveyed.

Quality Assurance / Quality Control Programs

A strict protocol for sample quality control and quality assurance was followed throughout the full 2003 and 2004 programs and was independently audited. The quality assurance/quality control program involved the regular insertion of field blanks and standard reference material into the sample stream, the collection of field duplicate samples and external checks using a pulp duplicate. All laboratory submissions included a full set of quality control samples.

Due to equipment start up problems with the on-site Kupol assay laboratory in 2003, the initial sets of samples from the project were analyzed at Bema's Julietta Mine laboratory. The Russian assayers responsible for assaying at the Kupol laboratory were sent to Julietta to ensure the same protocols were followed for sample preparation and analyses as in the laboratory at Kupol. Pulps from all samples originally analyzed at the Julietta laboratory were returned to Kupol and re-analyzed at the Kupol laboratory. The database used in the resource calculation only contains data from the Kupol laboratory. The Julietta laboratory and an independent assay lab in North Vancouver, British Columbia, Canada are external check laboratories.

In 2004 all samples were assayed at the on-site Kupol assay laboratory and approximately 10% of samples were checked at Assayers Canada laboratory in North Vancouver, Canada. Additionally, a set of 269 vein samples were re-run at Chemex Laboratories in Vancouver as a further test of the accuracy of the Kupol laboratory. The laboratory, database and full QA/QC program was audited at site and off site by an independent auditor and found to be fully compliant with NI 43-101 requirements.

Metallurgical Testing

Detailed metallurgical test work for Kupol commenced in July 2004. Testing comprised the evaluation of drill core samples for assessing: leach optimization, gold and silver recovery variability, grade versus recovery relationships, grind variability, cyanide destruction/recovery, thickener and filtration characteristics and confirmation testing on new samples from similar locations to 2003 test samples.

A small bulk sample for assessment of thickening/filtration characteristics and for testing material handling properties was also collected.

Preliminary results indicate gold recoveries from 87.4% to 95.3% (mean 92.6%) and silver recoveries ranging between 46.8% to 79% (mean 69.9%) .

2005 Exploration Program

Bema has been actively exploring on the Kupol property and is fast-tracking the project towards a planned 2008 commencement of production, subject to completion of a feasibility study and permitting, a final production decision and arrangement of the required financing.

Work is now being focused on completing a feasibility study by May 2005. Drilling of 45,000 metres is scheduled to commence in early April 2005, starting with condemnation drilling then infill definition drilling on the main zone and exploration to the north, south and on the flanks of the deposit.

Based on preliminary capital cost estimates and subject to completion of a feasibility study, the proceeds of the recent equity financing (net proceeds of Cdn$118,280,000), which completed in November 2004, will allow Bema to continue to advance the project on schedule and is expected to provide the majority of the equity funding required to obtain project debt financing for construction of a mine at Kupol.

The conclusions reached in Bema's economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist at the Kupol project. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Yarnell Property, Arizona

The Yarnell Property located in the Weaver Mountains, Yavapai County, Arizona, USA, is a feasibility stage development property which could be a small 30,000 to 35,000 ounce producer, subject to completion of permitting and arranging construction financing. There are no current plans to develop or expend funds on Yarnell.

Exploration Properties

Monument Bay Property, Manitoba

Acquisition

On March 27, 2002, Bema signed a definitive option agreement to acquire up to a 70% interest in the Monument Bay property from Wolfden Resources Inc. (“Wolfden”), a TSX-V listed company. Bema had the right to earn its 70% interest in two stages. An initial 51% interest could be earned by Bema spending Cdn$3 million on exploration by December 31, 2005 and by making annual payments of Cdn$50,000, at the option of Bema in cash or by the issuance of Common Shares. The remaining 19% interest could be earned upon Bema spending an additional Cdn$3 million on exploration and making payments totaling Cdn$150,000, at the option of Bema in cash or by the issuance of Common Shares. Bema has now made all payments and fulfilled its obligations under the option agreement to earn a 70% interest in the property. The property is now a 70%/30% joint venture between Bema and Wolfden, and the Company is the operator.

Property, Location, Access and Physiography

The Monument Bay property, Manitoba, is comprised of 35 mineral claims totaling 66.9 square kilometres (6,692 hectares), as well as an exploration permit issued by the Government of Manitoba covering an area of approximately 26.4 square kilometres (26,400 hectares). The property is approximately 25 kilometres long by 15 kilometres wide and hosts high-grade gold mineralization within the Stull Lake greenstone belt, similar to the Red Lake district in northern Ontario. The property is located in northeastern Manitoba, on the border with Ontario, approximately 350 kilometres north of Red Lake, Ontario and 570 kilometres northeast of Winnipeg, Manitoba. The closest community to Monument Bay is Red Sucker Lake, Manitoba, 60 kilometres southwest of the property.

Access to the property is by float or ski-equipped aircraft from Red Sucker Lake, or Pickle Lake, Ontario. Bulk haulage of supplies such as fuel, propane, core boxes, etc. is considerably cheaper when shipped to Red Sucker Lake and consequently flown into the property. Access to Red Sucker Lake is via a winter road during the winter and all year with three flights per day from Winnipeg. The claim block is overlain by 1 m to 30 m of thick glacial till and outwash sand. Relief is low and outcrop is extremely scarce. Typical northern Canadian spruce forest covers the entire property with thick moss cover, swampy low ground and thick forest patches. A major regional forest fire burned parts of the property in 1990.

Regional Geology

The area forms part of the Gods Lake Domain or Sub-Province of the Archean superior province and, within this, the general area of the property is an extension of the Sachigo Lake sub-province in northwest Ontario. This elongated greenstone belt extends eastwards from Bear Lake through Gods Lake, Stull Lake to as far east as Big Trout Lake in Ontario and has a broadly west-northwest trend with local variations.

Gold mineralization occurs within the Twin Lakes Deformation, a 26 kilometre long east-west shear zone that extends through the east central part of the greenstone belt.

Exploration History and Mineralization

Geological work in the area of the property prior to the 1980’s was quite limited. Government mapping on a large scale was completed in 1936. Limited work was carried out on the neighboring Little Stull Lake property between the 1930's and 1960's. Limited base metal exploration including geophysics and diamond drilling occurred over the Twin Lakes/Monument Bay property in the late 1960’s and early 1970’s.

In 1989 Noranda staked the property after discovering gold mineralization at Twin Lakes. From 1989 to 1991, Noranda drilled 68 holes on the Twin Lakes Deposit and the Seeber River Deposit. In 1991, Noranda split its gold assets, including the Monument Bay property, out to Hemlo Gold, which was subsequently taken over by Battle Mountain Canada Ltd., whom in turn were taken over by Newmont Mining. The property sat dormant until optioned by Wolfden in January 1999.

During 1999-2000, Wolfden completed 23 drill holes, totaling 5,000 metres, which successfully extended the known mineralization within the Twin Lakes zone.

During 2002, 2003 and 2004 Bema continued work on the Monument Bay property. A total of 49,175.8 metres of diamond drilling helped define the strike and plunge of the Twin Lake mineralized shoot. The drill results indicate that the zone plunges 20 to 30 degrees to the east, much shallower than originally expected, and remains open to the east and to the west. Additional surface mapping, sampling and geophysics were carried out during 2002-2004.

Results to date indicate that the Monument Bay property gold mineralization is hosted by narrow, generally less than 50 cm quartz and quartz albite veins in sericite, silica and albite altered wall rocks with high arsenic content. The mineralized shoots are interpreted to be high grade well constrained mineralized shoots of limited horizontal extent. Further close spaced drilling will better define these mineralized shoots.

Resource Estimation, Quality Assurance/Quality Control (QA/QC), Database Validation

Based on the 2002-2004 drilling programs on the Monument Bay property, the Company has now estimated an inferred resource of 1,070,082 tonnes averaging 15.36 grams per tonne containing 528,253 ounces of gold, representing a 20% increase in contained ounces over the prior initial inferred resource estimate of 639,377 tonnes grading 20.4 grams per tonne containing 418,371 ounces gold.

2004 Resource Estimate Using 100 g/t Gold Grade (Capped)

Cut-Off g/t	Tonnes	Grade g/t	Grams	Contained Ounces(1)
6	1,715,399	12.20	20,934,244	673,052
8	1,069,258	15.36	16,423,908	528,041
10	719,364	18.53	13,327,655	428,494

(1) Subject to mining dilution and recovery losses.

The resource was calculated using interpreted mineralized/vein zones modelled in 3 dimensions using geological constraints. A block model was created to calculate a resource estimate as opposed to the previously used polygonal resource estimation.

One metre composites were created to constrain the zones, based on the geological model. Unsampled intervals within mineralized zones were assigned 0 grams per tonne values. The block model with 25m x 5m x 10m parent block size was created within the interpreted mineralized zones. The resource was calculated using a variety of inverse distance (ID3 and ID6) as well as nearest neighbour methods. The results from the ID6 method were chosen. An 8 gram cut-off grade was utilized as this was the cut-off grade reported in the earlier Bema resource estimate. A minimum horizontal width of 1 meter was also utilized for these calculations. High grade gold assays were cut to 100 g/t based on the change in stope in a cumulative frequency curve. The resource was an in-situ estimate.

The database used to generate the resource included all drill data from Noranda, Wolfden and Bema Gold. Original drill logs and assay certificates were used to generate the database. Drill logs were located for all drilling conducted on the property, and original assay certificates were located for the majority of Noranda and Wolfden drilling and all Bema drilling. Verification of the historical data includes: collar location, collar azimuth and dip, downhole azimuth and dip, gold and arsenic analyses. In 2002-2003 Bema conducted an extensive program of re-logging lithologies in all still extant drill holes from Noranda and Wolfden to generate an updated geological model. This model had subsequent Bema drill holes added to it and formed the basis for the geological model used in the 2004 resource estimate.

Noranda drilling had limited QA/QC completed on it, which was predominantly check assays from an independent lab. This QA/QC indicates that their assays were accurate. Wolfden drill assays had no original QA/QC work completed on them. However Bema completed check assay work on selected Wolfden drill holes and the original assays are thought to be accurate.

All Bema drill sample assay work has had extensive QA/QC work completed on it. Certified control standards, coarse field blanks and duplicates were inserted into the sample stream to monitor lab performance. The laboratory also conducts extensive in house QA/QC work consisting of internal check assays and standards analysis. Approximately 5% of samples sent to the laboratory are also submitted to an outside laboratory for check analysis. The same standards are used for both the main laboratory and the check laboratory.

2005 Planned Exploration

In January of 2005, Bema commenced a Phase I, 5,000 to 10,000 metre, drill program at Monument Bay using two drill rigs. Bema will be responsible for 70% of the estimated $2,400,000 cost of this planned program and will be the operator of the exploration program. The program will look to test and further define the main area of mineralization where the bulk of the inferred resource is contained. The primary targets are the B and C zones within the main areas of known mineralization. Close spaced drilling is planned on the main area in order to determine grade continuity and the extent of mineralization. A Phase II program, consisting of additional drilling, will be carried out subject to the results of the Phase I program.

Preliminary metallurgical test work completed in early 2005 on a limited number of samples indicates wall rock material has poor recoveries in gold (50%) and the vein material has recoveries up to 93%. Additional metallurgical test work will be completed using material from the winter 2005 drill program to clearly define any issues with respect to metallurgy on the property. Based on the results of the close spaced drilling and metallurgical test work a decision will be made as to Bema's future plans for the property.

Quebrada Property, Chile

In 1996, Bema acquired a 100% interest in certain exploration rights in the southern Maricunga District, Chile, known as the Quebrada Property. The west end of the Quebrada Property is located four kilometres east of Bema’s Aldebaran Property (Cerro Casale Deposit) and extends ten kilometres east to the Argentine border. The property consists of six contiguous claim groups totaling approximately 16,270 hectares, all 100% held by Bema.

Eight mineralized porphyry areas have been discovered on the Quebrada property: these are Marisella, Q. Seca, Asado, Margel, Rubrica, Paola, Nelly and Downhill. Marisella was subsequently returned to the underlying owners. No significant work has been done on the property over the last three years. The best target, Q. Seca, is summarized below.

Exploration to date has consisted of 1:5000 scale mapping, rock sampling, soil sampling trenching and geophysics. Prior to 1998, 26 reverse circulation and 15 diamond drill holes totaling 8,601 metres had been completed. In 1998 eight diamond drill holes totaling 2,860 metres were completed. Results were encouraging with excellent gold grades being encountered. Grades range from 0.61 g/t gold to 3.25 g/t gold over intervals ranging from 20 to 200 metres. The area of mineralization is 350 x 250 metres and extends to 200 metres depth. It is open to the northwest and to depth. The mineralization may be cut-off by a northeast trending fault to the east. Bema believes that Q. Seca has the potential to develop into another significant gold discovery in the Maricunga district.

In 1998, preliminary metallurgical tests on crushed drill core showed gold recoveries between 80-90% and indicate that the mineralization is potentially amenable to heap leach processing. An inferred resource was calculated internally by Bema on the Q. Seca deposit in February 1999. Brian Scott, P. Geo and a “Qualified Person” as defined in NI 43-101 supervised and was involved in the resource estimate completed in 1999.

A geologic model was created by wireframing rock types and creating 0.5 and greater than 1.0 g/t gold grade zones within the rock type models. The solid models were filled with blocks having dimensions of 5 m x 5 m and 6 m in an X–Y–Z co-ordinate system. A 6 m downhole composite file was generated and grade was interpolated into blocks using inverse distance squared grade estimation algorithims with Gemcom software. A three pass elliptical search was used to estimate grade. Forty-nine percent of the blocks were filled with grade from the first search pass having dimensions of 50 x 50 x 75 m (X,Y,Z). An additional 43% of the blocks were filled with the second pass (75 x 75 x 150 m). A specific gravity of 2.5 t/m3 was used based on similar rock types and alteration as the nearby Cerro Casale deposit.

A geological model was used to constrain the estimation. The Q. Seca deposit inferred resource is as follows:

Cut-off Grade	Tonnes (000's)	Gold Grade (g/t)	Contained Ounces(1)
0.5 1.0	23,664 15,140	1.35 1.76	1,024,000 857,000

(1) Subject to mining dilution and recovery losses.

Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of National Instrument 43-101 who has supervised the preparation of such disclosure.

No funds other than those minor expenditures associated with maintaining the property position have been expended on this project from 1998 to 2004. A small field program of geological mapping to update and advance the geological knowledge was done in the summer of 2004 at a cost of $20,000. A program of geological mapping, geophysical survey and drilling is planned for late 2005.

East Pansky Property, Russia

On August 22, 2002, pursuant to an assignment agreement dated May 17, 2002 and an assignment agreement dated August 22, 2002, Bema assigned to its affiliated company, Puma, all of Bema’s rights to earn up to a 90% interest in the East Pansky platinum-paladium property, located in the Kola peninsula of Western Russia. In consideration, Bema received 4,000,000 common shares of Puma at a price of Cdn$0.25 per share together with a cash payment of Cdn$381,700 as reimbursement for the cost of a preliminary drill program initiated by Bema and other expenditures related to acquisition of the property. Puma also issued to Bema 13,000,000 common shares at a price of Cdn$0.34 per share to settle Cdn$4,432,800 of accumulated debt owed by Puma to Bema as at May 17, 2002. Upon the completion of this transaction, the Company’s ownership interest in Puma increased from 33% to 64% (Bema currently holds a 55% interest in Puma). On October 19, 2004, Puma completed a non-brokered private placement of 4 million units priced at Cdn$1.00 per unit for proceeds of Cdn$4 million. The units were comprised of one common share and one half of one share purchase warrant, which were subject to a four month hold period expiring February 20, 2005. Each whole warrant is convertible into one common share and exercisable at $1.50 per warrant for a two-year period from the date of closing. This diluted Bema’s ownership to 55%.

To date, ten platinum-palladium mineralized areas have been found on the East Pansky property through exploration programs conducted between 1997 and 2004. The work consisted of geological mapping, rock and till geochemical sampling, geophysical surveys along with diamond drilling and downhole geophysical surveys.

Following on from the 2003 drilling and summer exploration campaigns, four main areas were drill tested during 2004 with a total of 98 holes completed for 16,966 m. The main focus of the drilling during 2004 was the East Chaurvi area with 62 holes drilled for 11,921 m. Results show a strongly mineralized area 1,400 m along strike and open both along strike and at depth with high grades of platinum group elements and gold. The central core of this area, 700 m along strike has been drilled with a tight enough grid to confirm the continuously mineralized nature of the mineralization down to 250 m depth.

Puma intends to continue drilling this area in 2005 to further test the extent of mineralization along strike and down dip and to test the grade continuity beyond the 700 m area so far tested for grade continuity.

During 2004, Puma also acquired the Kuksha license contiguous to the south east corner of the present East Pansky license. A first pass exploration program in the summer of 2004 confirmed the presence of platinum group elements mineralization within the mafic intrusive and further geological mapping, sampling and some drilling is planned for 2005.

Mill Canyon Property, Nevada

The Company also holds, through its 33% owned affiliate Victoria, an indirect interest in the Mill Canyon Property in Nevada. Mill Canyon is a gold and silver exploration property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's Cortez Hills gold discovery.

Victoria has completed 55 diamond drill holes totaling 19,034 metres on the Mill Canyon property. An intensive alteration and mineralized zone, at least 600 metres long, 215 metres wide and at least 600 metres deep has been outlined by drilling. It lies beneath an extensive 150 metre thick calcite halo located 150 metres below surface. Below the calcite halo is a strong decalcification zone which merges downward into a 300 to 450 metre thick complex of breccias within a strongly dolomitized zone. The breccia zone consists of brecciated and sulphidized hydrothermal dolomite with minor, silica-flooded zones (locally sulphidized) that form a series of capping jasperoids within the larger dolomitic zone. The highest grade gold-bearing zones are associated with siliceous, fluidized microbreccias with abundant, multi-generation arsenic rich sulphides. These zones were studied and found to contain 0.333 to 1.7 micro-long gold blebs associated with arsenicial pyrite and arsenopyrite that occur as overgrowths on corroded, earlier sulfides. These earlier sulfides have been transported in the fluidized breccias and cross cut the thick dolomite zones and are therefore thought to represent leakage zones from deeper in the system, which further supports Victoria's belief that the primary target is at depth.

Due to the size of the system, the extensive alteration zones that may have acted as thick capping zones, and the cross-cutting fluidized breccias carrying gold into the upper part of the system, Victoria plans on drilling a second phase of drill holes beyond the dolomite zone to test for a silica-network, more gold rich portion of the system at depth. In addition, more drilling will be done to define the shape of the breccias intersected in drilling.

Exploration and Development Expenditures for the Past Three Years

For details of the Company's exploration and development expenditures on its mineral properties for the last three completed fiscal years see "Consolidated Statements of Operations and Deficit", "Consolidated Statements of Cash Flows" and Note 6 to the Company’s December 31, 2004 Consolidated Financial Statements, which are incorporated by reference herein.

Additional Information with Respect to the Company's Business in General

Offices and Employees

Bema's business is administered principally from its head office in Vancouver, British Columbia, Canada. Bema also has offices in Hamilton, Bermuda; Santiago, Chile; Magadan, Russia; and Johannesburg, South Africa.

At December 31, 2004, the Company employed approximately 1,539 persons located as follows:

Location	Number
Vancouver - Head Office	43
Julietta Mine, Russia	492
Petrex Mines, South Africa	522
Refugio Mine, Chile	263
Chilean Offices	4
Magadan and Moscow Offices	66
Kupol Property, Russia	149
Total	1,539

Bema considers its relations with its employees as good.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Company for and as of the end of each of the last three fiscal years in the period ended December 31, 2004. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Company for the respective period. The Company’s Consolidated Financial Statements for the two years ended December 31, 2004 and 2003 are incorporated by reference in this Annual Information Form.

Years ended December 31 (in 000’s except for per share amounts)
	2004	2003	2002(1)
Net revenues Net loss Net loss per share Total assets Current portion of long term debt Long term debt Total long term debt Cash dividends paid	$92,133 $79,615 $0.22 $593,053 $3,730 $129,937 $133,667 $nil	$86,817 $30,576 $0.09 $432,928(2) $45,864 $7,084 $52,948 $ nil	$36,286 $3,257 $0.02 $214,983(2) $11,167 $18,250 $29,417 $ nil

(1)
Certain numbers have been restated due to the adoption of new accounting standards in 2003 as described in Note 2 of the notes to the Company's audited consolidated financial statements as at December 31, 2004.

(2)
Total assets for the 2003 and 2002 comparative years have increased by $13.2 million and $9 million respectively, as compared to the amounts previously reported. These adjustments related to a corresponding increase to future income tax liabilities which were recognized upon the acquisition of mineral property interests.

ITEM 5: DIVIDENDS

The Company has not paid any dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

The Company is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law, the declaration of a dividend must be authorized by resolution of the board of directors. Under such laws, the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of one class of equity securities, an unlimited number of Common Shares without par value. As of March 31, 2005, the Company had 400,503,569 Common Shares, issued and fully paid. All the issued Common Shares are fully paid and are not subject to any future call or assessment. All the issued Common Shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each common share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

ITEM 7: MARKETS FOR SECURITIES

The Company's Common Shares are listed and posted for trading on the TSX and AMEX under the trading symbol BGO and on AIM under the trading symbol BAU. The following table provides information as to the daily or monthly high and low closing prices of the Common Shares during the 12 months of the most recently completed financial year as well as the average daily volume of the Common Shares traded during each month.

Trading history on the TSX in 2004 is as follows:

2004	Low (Cdn$)	High (Cdn$)	Daily Volume
January	3.85	5.07	2,519,052
February	3.86	4.77	1,979,560
March	4.20	5.19	1,894,487
April	3.23	4.95	2,576,419
May	2.95	4.03	2,424,975
June	3.36	4.01	1,310,741
July	2.81	3.76	1,172,362
August	2.62	3.59	1,305,462
September	2.97	4.06	2,264,352
October	3.63	4.01	3,283,445
November	3.48	4.58	3,027,241
December	3.55	4.43	1,880,376

Trading history on AMEX in 2004 is as follows:

2004	Low (US$)	High (US$)	Daily Volume
January	2.95	3.97	6,067,650
February	2.88	3.65	5,004,963
March	3.11	3.94	4,197,661
April	2.35	3.79	5,613,526
May	2.14	2.78	5,033,561
June	2.44	2.95	2,572,295
July	2.11	2.86	2,233,900
August	1.97	2.75	2,641,500
September	2.30	3.21	3,272,305
October	2.90	3.19	3,824,379
November	2.84	3.87	4,350,805
December	2.90	3.74	3,503,655

Trading history on AIM in 2004, is as follows:

2004	Low (GBP)	High (GBP)	Monthly Volume
January	2.17	1.64	205,200
February	1.94	1.64	495,900
March	2.11	1.74	526,100
April	2.06	1.34	490,400
May	1.52	1.20	136,000
June	1.64	1.38	225,600
July	1.51	1.24	83,800
August	1.45	1.13	116,500
September	1.69	1.32	159,300
October	1.79	1.62	819,000
November	2.00	1.58	758,900
December	1.96	1.57	605,200

ITEM 8: ESCROWED SECURITIES

There are currently no Bema Common Shares which are held in escrow pursuant to the requirements of the TSX.

ITEM 9: DIRECTORS AND OFFICERS

Directors

The name, province or state and country of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Province or State,	Principal Occupation or
Country of Residence	Employment for Past Five Years	Director Since

ALLEN, Thomas I.A. (1) (4) Director Ontario, Canada	Senior partner in the Toronto law firm of Ogilvy Renault since October 1996.	November 24, 1998

ANGUS, R. Stuart(2) Director British Columbia, Canada	Managing Director – Mergers & Acquisitions for Endeavour Financial Corporation since November 1, 2003. Prior to that lawyer and senior partner at the Vancouver law firm of Fasken Martineau DuMoulin since February, 2001. Prior to that lawyer and senior partner at the Vancouver law firm of Stikeman Elliott since 1996.	June 18, 1992

CROSS, Robert(2) (4) Director British Columbia, Canada	Director of various private and public companies including serving as Chairman of Northern Orion Resources Inc.	March 1, 2003

Name, Province or State,	Principal Occupation or
Country of Residence	Employment for Past Five Years	Director Since

GAYTON, Robert J. (1) (4) Director British Columbia, Canada	Consultant to various public companies since 2004. Vice President of Finance with Western Silver Corporation from 1995 to 2004. Director of a number of public companies, including Western Silver Corp., Nevsun Resources Ltd., Northern Orion Resources Inc., Amerigo Resources Limited, and Intrinsyc Software International, Inc.	April 1, 2003

JOHNSON, Clive T. (3) (4) Chairman, President, Chief Executive Officer and Director British Columbia, Canada	Chairman, President and Chief Executive Officer of the Company.	December 5, 1988

KORPAN, Jerry Director London, England	Executive Director of Emergis Capital. Managing Director of Yorkton Securities Ltd., London from 1994 to 1999	June 28, 2002

MCFARLAND, Cole E. (1) (2) Director California, U.S.A.	Retired since 1995. Prior thereto President and Chief Executive Officer, Placer Dome U.S. since 1987.	November 24, 1998

PEREZ-COTAPOS, Eulogio Director Santiago, Chile	Senior partner in the law firm of Cariola, Diez, Perez-Cotapos & Cia. Ltda. in Santiago, Chile.	June 20, 1997

RAYMENT, Barry D. Director California, U.S.A.	Principal of Mining Assets Corporation, a technical consulting firm which provides services to the Company.	December 5, 1988

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Hedging Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The By-Laws of the Corporation were amended during April 2003 so that at each annual general meeting the Directors of the Corporation shall retire from office and the shareholders of the Corporation shall elect Directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following such election. Previously directors had been elected on a three year staggered term basis.

Officers

The name, province or state and country of residence, office held by, and principal business or occupation in which each executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years

CORRA, Mark Vice President, Finance British Columbia, Canada	Vice President, Finance of the Company since January, 1995.

GARAGAN, Tom Vice President, Exploration British Columbia, Canada	Vice President, Exploration of the Company since June, 1996.

JOHNSON, George Senior Vice President, Operations Washington, U.S.A.	Senior Vice President, Operations of the Company since September 1999. Prior thereto Vice President Mining with Hecla Mining Company since May 1996.

JOHNSON, Clive Chairman, President, Chief Executive Officer British Columbia, Canada	Chief Executive Officer of the Company since June, 1989; Chairman of the Company since June, 1990 and President of the Company since July, 1993.

RICHER, Roger Vice President, Administration, General Counsel, and Secretary British Columbia, Canada	Secretary and General Counsel of the Company since June, 1989, Vice President, Administration, of the Company since June, 1990.

STANSBURY, Dennis Vice President, Production and Development Idaho, U.S.A.	Vice President, Production and Development of the Company since June, 1996.

SULLIVAN, James Vice President of Russian Operations Arizona, U.S.A.	Vice President of Russian Operations of the Company since April, 2003. Prior thereto General Director of OMGC and Julietta Mine Project Manager since 1998.

The term of office for the Company's officers and members of the Company's committees expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company's officers and committees for the ensuing year.

Each of the officers mentioned above has an employment contract with the Company that provides them with a severance package in the event they leave the Company. In the event of termination of employment for other than just cause the officers receive a severance allowance payable as follows:

(1)	an amount equal to his aggregate salary for the preceding 12 months, payable at the time of termination;
(2)	an amount equal to 100% of such aggregate salary, payable one year after termination; and
(3)	an amount equal to 50% or 100% of such aggregate salary, payable two years after termination.

Securities Held

	Number of Securities Held	Type of Securities Held	% of Securities Held
%Officers (as a group)(1) Non-officer directors (as a group)(2) Significant securityholders	595,325 7,570,000 809,041 4,485,000 None	Common Shares Stock Options Common Shares Stock Options None	Less than 1% 49% Less than 1% 29%

(1)
7 officers which includes 1 director - Clive Johnson (President/CEO/COO/Director), Roger Richer (Vice President of Administration, Corporate Secretary and General Counsel), Mark Corra (Vice President of Finance), Tom Garagan (Vice President of Exploration), George Johnson (Vice President of Operations), Dennis Stansbury (Vice President of Production and Development) and Jim Sullivan (Vice President of Russian Operations).

(2)	8 directors - Barry Rayment, Thomas Allen, R. Stuart Angus, Cole McFarland, Eulogio Perez-Cotapos, Jerry Korpan, Robert Cross and Robert Gayton.

Cease Trade Orders or Bankruptcies

Except as outlined below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(a)
is, as at the date of this Annual Information Form or has been, within the 10 years before the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Robert Cross, a director of the Company, joined the board of Livent Inc. ("Livent") in June 1998. In connection with management changes brought about by a US based investment group, accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, class action suits were filed against Livent and its directors. Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

Robert Gayton, a director of the Company, was a director/officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Thomas Allen, a director of the Company, was a director of Unisphere Waste Conversion Ltd., a TSX-V listed company. Mr. Allen resigned from the Board of Unisphere on February 9, 2005. On February 25, 2005, Unisphere filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the Canada Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canadian Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

SEC Rule 13a-15 requires the Company to maintain “disclosure controls and procedures” that are designed to ensure that information required to be disclosed by the Company in reports it files or submits to the SEC is recorded, processed, summarized and reported on a timely basis. Disclosure controls and procedures must be designed to ensure that information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure. Disclosure controls and procedures should capture information that is relevant to assessment of developments and risks that pertain to the Company’s business, as well as other material information about the Company. In this regard, the Company has a Disclosure Controls and Procedures Policy which has been adopted by the Board of Directors.

ITEM 10: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2004, 2003 and 2002 except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder. Particulars of those companies are as follows:

•
Consolidated Westview Resources Corp. ("Westview, a company listed on the NEX Board of the TSX-V) of which the Company holds approximately 44% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra, directors and/or officers of the Company are also Directors and/or officers and/or securityholders of Westview.

•
Puma, a TSX-V listed company of which the Company holds approximately 55% of its issued and outstanding shares. Messrs. Clive Johnson, Jerry Korpan, Roger Richer, Tom Garagan, George Johnson, and Mark Corra are directors and/or officers of the Company and are also directors and/or officers and/or securityholders of Puma.

•
Victoria, a TSX-V listed company of which the Company holds approximately 33% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra are directors and/or officers of the Company and are also directors and/or officers and/or securityholders of Victoria.

As a result of these common relationships the noted individuals may be deemed to have an interest in the following material transactions which occurred during the last three completed financial years:

Effective August 22, 2002, pursuant to an assignment agreement dated May 17, 2002, the Corporation assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property, located in the Kola peninsula of Western Russia, to Puma (see "Narrative Description of the Business - East Pansky Property, Russia).

In addition to the foregoing, the Company was involved in the following transactions with Endeavour during the 2004, 2003 and 2002 periods. Mr. R. Stuart Angus is a director of Bema and is Managing Director, Mergers and Acquisitions with Endeavour (as of November 1, 2003) in the past three fiscal years.

1.
In connection with the Julietta Mine project loans, the Company issued a convertible promissory note in the amount of $700,000 to pay Endeavour a transaction fee on closing equal to 2% of the aggregate project loan facility. On February 9, 2001, the Company issued 2,748,644 Common Shares to Endeavour upon full conversion of the note. See Narrative Description of the Business - Operating Gold Mines - Acquisition of the Julietta Mine;

2.
In connection with the acquisition of EAGC by the Company through the Arrangement, Endeavour acted as a financial advisor for the Company and EAGC on the Arrangement (see "General Development of the Business"). In addition, Mr. Robert Cross, a director of the Company, is a former director and significant shareholder of EAGC. EAGC agreed to pay Mr. Cross a success fee of $200,000 on completion of the acquisition of EAGC by Bema (paid October 24, 2002).

ITEM 11: TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar in Canada is Computershare Trust Company of Canada, Vancouver, British Columbia, Canada. The Co-registrar and Co-transfer agent is Computershare Investor Services, Golden, Colorado, U.S.A.

ITEM 12: MATERIAL CONTRACTS

The following current material contracts, other than contracts entered into in the ordinary course of business, have been entered into by the Company since January 1, 2002:

1.
A Trust Deed dated February 23, 2004, was entered into by the Company and the Bank of New York as trustee for a $70 million principal amount of senior unsecured convertible notes due February 2011 (the "Convertible Notes"), which trade on the Luxembourg Stock Exchange. The seven year Convertible Notes were launched with a coupon rate of 3.25% per annum. The conversion price was set at $4.664 per share. The Convertible Notes will be redeemed at par on maturity. In addition, Bema has the right to redeem all outstanding Convertible Notes on or after the third anniversary of closing if the shares of Bema, for a specified period of time, trade at 120% or more of the conversion price. See "Narrative Description of the Business - Development Projects, Refugio Property, Chile, Recent Exploration and Planned Development";

2.
A $60 million bridge loan facility (the “Facility”) with HVB for the continued development of the Kupol project. Bema has guaranteed the Facility, which will mature July 21, 2006, subject to earlier repayment of the Facility from a portion of the proceeds of the planned Kupol project construction debt financing, which is expected to be arranged in 2005. The Facility and Bema's guarantee are secured against Bema's current interest in the Kupol project (40%) and its right to acquire a remaining 35% interest. Interest is payable at a rate of LIBOR plus 2.5% for the first year of the loan, escalating to LIBOR plus 2.75% in the second year. The Facility includes customary covenants for debt financing of this type, including maintenance of certain financial ratios by Bema. See "Narrative Description of the Business, Development Projects, Kupol Gold and Silver Project, Russia".

3.
A $35 million loan facility and a $5 million working capital facility with a syndicate of banks led by Standard Bank of London Limited on October 27, 2002. See "General Description of the Business - Three Year History".

ITEM 13: INTERESTS OF EXPERTS

The following provided certificates to the Company with respect to certain disclosure provided in this Annual Information Form:

Name	Qualified Person with Respect to	# of Securities Held
Tom Garagan
Qualified Person with respect to disclosure on the Aldebaran project (including the Cerro Casale property), Chile, the Kupol property, Russia, the Yarnell property, U.S.A. and the Quebrada property, Chile.
		Less than 1% of the outstanding securities of the Company.
Brian Scott	Qualified Person with respect to disclosure on the reserve and resource estimate for the Julietta Mine, Russia; the Petrex Mines, South Africa and the Verde and Pancho deposits, Chile.	Less than 1% of the outstanding securities of the Company.
Wes Hanson, Kinross Technical Services	Qualified Person with respect to disclosure with respect to the reserve and resource estimates on the Verde and Pancho deposits, Refugio Mine, Chile.	0
AMEC Americas Limited	Consent with respect to disclosure of the Technical Reports for the Cerro Casale project, Chile.	0

William Crowl	Consent with respect to disclosure of the Technical Report on the Petrex Mines, South Africa and the resource estimate for the Julietta Mine, Russia.	0
PricewaterhouseCoopers	Consent with respect to the incorporation by reference in this Annual Information Form and in the Company's Annual Report on Form 40-F for the year ended December 31, 2004 and Registration Statements on Form S-8 (Registration Numbers 333-100643 and 333-118357) of the audit report of PricewaterhouseCoopers LLP dated March 4, 2005, relating to the financial statements of the Company for the year ended December 31, 2004, which appears in the 2004 Annual Report to shareholders of Bema Gold Corporation.	0

ITEM 14: INVESTORS RIGHTS

If there is a misrepresentation in this document or in other disclosure by the issuer, you have a statutory right to sue for damages against the issuer, its directors and certain other persons. This right is available whether or not you relied on the misrepresentation. However, there are various defences available to the persons that you have a right to sue.

If you intend to rely on this right, you must commence your action for damages within strict time limitations under the Act.

ITEM 15: ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company's management proxy circular to be filed on Sedar in May, 2005 for its upcoming annual general meeting of shareholders.

Additional financial information is provided in the Company's Management Discussion and Analysis and the audited financial statements for the year ended December 31, 2004. If you wish to receive a copy of the Company's annual financial statements, interim financial statements, related management discussion and analysis, or previous copies of the Renewal Annual Information Forms, please contact the Company (see the cover page for contact information) and a copy of the documents you requested will be forwarded to you without charge.

Additional information relating to the Company, including the above referenced information, may be found under the Company's name on Sedar at www.sedar.com.